     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 7, 1995.


                                                       REGISTRATION NO. 33-60295

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                              LA QUINTA INNS, INC.
             (Exact name of registrant as specified in its charter)

               TEXAS                              74-1724417
  (State or other jurisdiction of              (I.R.S. Employer
  incorporation or organization)              Identification No.)

                                 WESTON CENTRE
                              112 E. PECAN STREET
                                 P.O. BOX 2636
                         SAN ANTONIO, TEXAS 78299-2636
                                 (210) 302-6000

         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                           --------------------------

                                JOHN F. SCHMUTZ
                                 VICE PRESIDENT
                                GENERAL COUNSEL
                              LA QUINTA INNS, INC.
                                 WESTON CENTRE
                              112 E. PECAN STREET
                                 P.O. BOX 2636
                         SAN ANTONIO, TEXAS 78299-2636
                                 (210) 302-6000

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

          John M. Newell                    Charles S. Whitman, III
         Latham & Watkins                    Davis Polk & Wardwell
 633 West Fifth Street, Suite 4000           450 Lexington Avenue
Los Angeles, California 90071-2007         New York, New York 10017
          (213) 485-1234                        (212) 450-4000

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest investment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /X/
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    The Registration Statement contains two forms of prospectus: (i) one to be used in connection with a United States and Canadian offering (the "U.S. Prospectus") and (ii) one to be used in connection with a concurrent international offering outside the United States and Canada (the "International Prospectus"). The U.S. Prospectus and the International Prospectus will be identical in all material respects except for the front and back cover pages. The form of U.S. Prospectus is included herein and is followed by those pages to be used in the International Prospectus which differ from those in the U.S. Prospectus. The alternate pages for the International Prospectus included herein are labeled "Alternate Page for International Prospectus."

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JULY 7, 1995


P R O S P E C T U S

                                4,850,000 Shares

                              La Quinta Inns, Inc.

                                  Common Stock
                                   ---------

    All of the shares of Common Stock, par value $0.10 per share, of La Quinta Inns, Inc. ("La Quinta" or the "Company") offered hereby are being sold by the Selling Shareholder (as defined herein). Of the 4,850,000 shares of Common Stock offered hereby, 3,880,000 shares are being offered for sale in the United States and Canada by the U.S. Underwriters (as defined herein) and 970,000 shares are being offered in a concurrent international offering outside the United States and Canada by the Managers (as defined herein) (collectively, the "Offering").


    The Company's Common Stock is listed on the New York Stock Exchange under the symbol "LQI." On July 6, 1995, the closing sale price of the Common Stock as reported by the New York Stock Exchange was $27.00.


    SEE "RISK FACTORS" ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                                 -------------

THESE  SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR   ANY  STATE  SECURITIES   COMMISSION  NOR  HAS   THE
   SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.   ANY
      REPRESENTATION    TO   THE   CONTRARY   IS   A   CRIMINAL   OFFENSE.

THE ATTORNEY GENERAL  OF THE STATE  OF NEW YORK  HAS NOT PASSED  ON OR  ENDORSED
  THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                                                            UNDERWRITING        PROCEEDS TO
                                                          PRICE TO         DISCOUNTS AND          SELLING
                                                           PUBLIC         COMMISSIONS (1)     SHAREHOLDER (2)
Per Share..........................................          $                   $                   $
Total (3)..........................................          $                   $                   $

(1) The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2)  Before deducting  estimated expenses of  $          payable  by the Selling
    Shareholder.

(3) The Selling Shareholder has granted the several U.S. Underwriters a 30-day option to purchase up to 470,071 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions,  and  Proceeds to  Selling Shareholder  will be  $            ,
    $        , and $        , respectively.

    The Shares of Common Stock are being offered by the several U.S. Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that the certificates for the shares of Common Stock offered hereby will be available for delivery on or
about          , 1995 at the offices of Smith Barney Inc., 388 Greenwich Street,
New York, New York 10013.

                                ----------------

Smith Barney Inc.

                               Alex. Brown & Sons
                                 Incorporated

                                                           Montgomery Securities

        , 1995

BECAUSE LA QUINTA OWNS AND OPERATES VIRTUALLY ALL OF ITS INNS, IT IS ABLE TO ASSURE ITS CUSTOMERS A CONSISTENTLY HIGH-QUALITY GUEST EXPERIENCE. EACH INN HAS LA QUINTA'S DISTINCTIVE EXTERIOR, AN ATTRACTIVE LOBBY AND BREAKFAST AREA AND COMFORTABLE, WELL-APPOINTED GUEST ROOMS. THIS CONSISTENT QUALITY HAS MADE LA QUINTA A WELL-REGARDED BRAND IN THE MID-PRICED SEGMENT OF THE LODGING INDUSTRY.

    IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY INFORMATION IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING NOTES THERETO) APPEARING ELSEWHERE, OR INCORPORATED BY REFERENCE, IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, THE "COMPANY" OR "LA QUINTA" REFERS TO LA QUINTA INNS, INC., TOGETHER WITH ITS COMBINED SUBSIDIARIES, AND UNINCORPORATED JOINT VENTURES AND PARTNERSHIPS. LA QUINTA-REGISTERED TRADEMARK- IS A REGISTERED TRADEMARK OF LA QUINTA INNS, INC.

    MARKET DATA USED THROUGHOUT THIS PROSPECTUS WERE OBTAINED FROM INDUSTRY PUBLICATIONS AND INTERNAL GUEST SURVEYS. INDUSTRY PUBLICATIONS GENERALLY STATE THAT THE INFORMATION CONTAINED THEREIN HAS BEEN OBTAINED FROM SOURCES BELIEVED TO BE RELIABLE, BUT THAT THE ACCURACY AND COMPLETENESS OF SUCH INFORMATION IS NOT GUARANTEED. SIMILARLY, INTERNAL GUEST SURVEYS, WHILE BELIEVED TO BE RELIABLE, HAVE NOT BEEN INDEPENDENTLY VERIFIED. NONE OF THE COMPANY, THE SELLING SHAREHOLDER AND THE UNDERWRITERS HAS INDEPENDENTLY VERIFIED THIS MARKET DATA AND NONE OF THEM MAKES ANY REPRESENTATION AS TO ITS ACCURACY.

                                  THE COMPANY


    La Quinta is the second largest owner/operator of hotels in the United States, with 236 inns and more than 30,000 rooms. La Quinta, which operates primarily in the mid-priced segment of the lodging industry, achieved an average occupancy percentage of 70.1% and an average daily room rate ("ADR") of $47.65 for the year ended December 31, 1994. Founded in 1968, the Company has inns located in 29 states, with strategic concentrations in Texas, Florida and California. La Quinta currently owns a 100% interest in 228 of its inns and a 50% or greater interest in an additional seven inns. La Quinta operates all of its inns other than one licensed inn. La Quinta's business strategy is to continue to expand its successful core business as an owner/operator in the mid-priced segment of the lodging industry.


OWNERSHIP AND MANAGEMENT CONTROL

    Unlike most major chains in the lodging industry, La Quinta owns and manages all but one of the inns that carry its brand. The Company believes that much of its success is attributable to this operating control, which allows the Company to achieve a higher level of consistency in both product quality and service than its competitors. In addition, its operating control gives La Quinta the ability to offer new services, determine expansion strategies, set pricing and make other marketing decisions on a system-wide or local basis as conditions dictate, without consulting third-party owners, management companies or franchisees as required of most other lodging chains.

BRAND IMAGE

    La Quinta has taken major steps to assure uniform high quality at its inns. In 1993 and 1994, the Company invested approximately $65 million in a comprehensive chainwide image enhancement program designed to give all of its inns a new, fresh appearance while preserving their unique character. The program, which was substantially completed in mid-1994, featured new signage displaying a distinctive new logo, along with exterior and lobby upgrades including brighter colors, more extensive lighting, additional landscaping, enhanced guest entry and a full lobby renovation with contemporary furnishings and seating areas for continental breakfast.

    As a result of its ability to provide consistently high-quality, convenient accommodations and excellent value, the Company believes that it has established La Quinta as a strong, well-regarded mid-priced brand. The Company believes that its brand recognition and reputation have enhanced the performance of its existing inns and should provide an advantage for inns added in the future.

FOCUSED GROWTH STRATEGY

    La Quinta attributes its strong operating performance in large part to the successful implementation of the strategic plan formulated by the Company's senior management team after their arrival at the Company in 1992. Under this plan, management has (i) substantially restructured the Company, purchasing its partners' interests in 19 unincorporated joint ventures and partnerships since 1993 (including the AEW Transaction described below), refinancing a majority of its outstanding debt, and instituting corporate and operating-level cost controls, (ii) reimaged all La Quinta inns through the system-wide image enhancement program, and (iii) demonstrated its ability to grow the number of inns -- acquiring 11 inns in 1993, 15 inns in 1994 and nine inns in the first six months of 1995 -- while increasing profitability.


    The Company intends to focus both on INTERNAL GROWTH -- enhancing revenues, cash flow and profitability at its current portfolio of inns, and EXTERNAL GROWTH -- adding new inns through opportunistic acquisitions and conversions of existing properties and selective new construction. The Company's external growth strategy is to reinforce its presence in existing markets and expand selectively into new markets. For the twelve months ended March 31, 1995, the Company generated $72.3 million of cash flow after required interest payments, maintenance capital expenditures (assumed to be 5% of room revenues), dividends, taxes and partner distributions, providing an internal source of funding to support its growth plan.

FACILITIES AND SERVICES


    The typical La Quinta inn contains approximately 130 spacious, quiet and comfortably furnished guest rooms averaging 300 square feet in size. Guests at a La Quinta inn are offered a wide range of amenities and services, including complimentary continental breakfast, free unlimited local telephone calls, remote-control televisions with a premium movie channel, a swimming pool, same-day laundry and dry cleaning, fax services, 24-hour front desk and message service, smoking/non-smoking rooms and free parking. La Quinta guests typically have convenient access to food service at adjacent free-standing restaurants, including national chains such as Cracker Barrel, IHOP, Denny's and Perkins. La Quinta has an ownership interest in 126 of these adjacent restaurant buildings, which it leases to restaurant operators.


    La Quinta inns appeal to guests who desire high-quality rooms, convenient locations and attractive prices, but who do not require banquet and convention facilities, in-house restaurants, cocktail lounges or room service. By eliminating the costs of these management-intensive facilities and services, La Quinta believes it offers its customers exceptional value by providing rooms that are comparable in quality to full-service hotels at lower prices.

CUSTOMER BASE AND MARKETING

    La Quinta's combination of consistent, high-quality accommodations and good value is attractive to business customers, who account for more than 50% of rooms rented. These core customers typically visit a given area several times a year, and include salespersons covering a specific territory, government and military personnel and technicians. The Company also targets both vacation travelers and senior citizens. For the convenience of these targeted customer groups, inns are generally located near suburban office parks, major traffic arteries or destination areas such as airports and convention centers.

    La Quinta has developed a strong following among its customers; internal customer surveys show that the average customer spends 16 nights per year in a La Quinta inn. The Company focuses a number of its marketing programs on maintaining a high number of repeat customers. For example, La Quinta promotes a "Returns-Registered Trademark- Club" offering members preferred status and rates at La Quinta inns, along with rewards for frequent stays. The Returns Club had approximately 230,000 members as of May 31, 1995.

    The Company markets directly to companies and other organizations through its direct sales force of 40 sales representatives and managers. This sales force calls on companies which have a significant number of individuals traveling in the regions in which La Quinta operates and which are capable of producing a high volume of room nights. The Company also provides a central reservation system, "teLQuik-Registered Trademark-," which currently accounts for advance reservations for approximately 27% of room nights. The teLQuik system allows customers to make reservations by dialing 1-800-531-5900 toll free, or from special reservations phones placed in all La Quinta inns. In addition, approximately 47% of room nights reflect advance reservations made directly with individual inns and forwarded to the central reservation system. In total, advance reservations account for approximately 74% of room nights.

LODGING INDUSTRY

    La Quinta benefits from the current strength of both the lodging industry as a whole and the mid-priced segment in which the Company primarily competes. The industry has now experienced three consecutive years in which the growth of demand for rooms substantially exceeded the growth in room supply. This supply/demand relationship has led to industry-wide increases in occupancy percentages and ADR, with occupancy rising to 65.2% in 1994 from 63.7% in 1993, and ADR increasing 3.8% in 1994 over 1993 levels, based on information provided by Smith Travel Research, an independent lodging industry research firm. The mid-priced segment of the lodging industry also performed well in 1994, with revenue per available room ("REVPAR," which is the product of occupancy percentage and ADR) increasing 5.5% over 1993, the largest REVPAR increase of any lodging segment except for the luxury segment. The mid-priced segment continued to have strong REVPAR growth in the first quarter of 1995, with REVPAR increasing 5.9% over the comparable 1994 period.

FINANCIAL PERFORMANCE

    La Quinta's financial results reflect both the improvements in the lodging industry and the successful implementation of its business strategy. During the five-year period from 1990 through 1994, the Company's REVPAR increased from $27.01 per night to $33.39 per night, a compound annual growth rate of 5.4%; revenue increased from $226.8 million to $362.2 million, a compound annual growth rate of 12.4%; EBITDA (as defined in footnote 5 under "Summary Combined Financial Data") increased from $79.3 million to $148.7 million, a compound annual growth rate of 17.0%; and net income increased from $2.2 million to $37.8 million. During this same period, the Company reduced its annual corporate overhead expense from $21.6 million in 1990 to $18.6 million in 1994, a decrease of 13.9%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    La Quinta's operating results in the first quarter of 1995 versus the first quarter of 1994 continued this positive trend: REVPAR increased 15.1%, revenues increased 23.6%, EBITDA increased 49.1% and net income increased 99.7%. These results illustrate the operating leverage inherent in the lodging industry. As occupancy and ADR increase, a high percentage of the additional revenue translates into net income due to the low marginal costs of increasing occupancy and ADR. The operating leverage is also reflected in the Company's EBITDA margin, which rose from 36.7% in the first quarter of 1994 to 44.3% in the first quarter of 1995.

                            THE SELLING SHAREHOLDER

    In March 1990, the Company formed a limited partnership, La Quinta Development Partners, L.P. ("LQDP"), with AEW Partners, L.P. ("AEW" or the "Selling Shareholder") pursuant to the LQDP Partnership Agreement (as defined under "Principal and Selling Shareholders"). LQDP was established for the purpose of acquiring competitors' inns and converting them to the La Quinta-Registered Trademark- brand. La Quinta manages the inns owned by LQDP. Prior to the transaction described below, La Quinta, the general partner of LQDP, owned a 40% interest and AEW, the limited partner, owned a 60% interest in LQDP. La Quinta contributed property with a fair value of approximately $44 million and $4 million in cash to LQDP, and AEW contributed cash of $3 million and an additional $69 million in the form of a promissory note which was subsequently funded. At May 31, 1995, LQDP owned 47 inns and 16 adjacent restaurant buildings.


    Under the terms of the LQDP Partnership Agreement, AEW had a right to require that any inns proposed to be acquired by the Company instead be acquired by LQDP. This right expired by its terms in March 1995. In addition, in connection with the formation of LQDP in 1990, AEW paid $3 million for an option, subject to certain vesting and other conditions, to convert two-thirds of its ownership interest in LQDP into a specified number of shares of the Company's Common Stock (adjusted for stock splits, cash dividends, and distributions from LQDP to AEW).



    On June 15, 1995, AEW notified the Company that it would exercise, subject to certain conditions, its option to convert two-thirds of its ownership interest in LQDP into 5,299,821 shares of the Company's Common Stock. These shares are being registered pursuant to a registration rights agreement, and together with 20,250 shares of Common Stock currently owned by the Selling Shareholder, are being sold in this Offering, assuming exercise in full of the U.S. Underwriters' over-allotment option. AEW also agreed to sell the remaining one-third of its ownership interest in LQDP to the Company for a negotiated price of $48.2 million in cash (collectively, with the conversion, the "AEW Transaction"). The AEW Transaction was consummated on July 3, 1995. The Company financed the cash portion of the AEW Transaction through borrowings under its and LQDP's bank credit facilities. AEW will bear all of the costs related to the registration and sale of the Common Stock in the Offering. See "Principal and Selling Shareholders."

                                  THE OFFERING


Common Stock Offered (1)
  United States and Canadian Offering.......  3,880,000 shares
  International Offering....................  970,000 shares
    Total...................................  4,850,000 shares

Common Stock to be outstanding after the
 Offering...................................  52,262,136 shares (2)

Use of Proceeds.............................  The Company will not receive any proceeds from the Offering. The Selling Shareholder will pay
                                              all expenses of the Offering.

NYSE Symbol.................................  "LQI"

- ------------------------
(1) Assumes that the over-allotment option granted to the U.S. Underwriters is not exercised.

(2) Excludes 5,748,800 shares reserved for issuance or delivery from treasury upon exercise of options granted to the Company's management, as of May 31, 1995. Includes 5,299,821 shares issued in the AEW Transaction.


    The Board of Directors of the Company authorized three-for-two stock splits effective in October 1994, March 1994 and October 1993. References to the Company's Common Stock prior to the October 1993 split are described herein as "pre-split" and references to the Company's Common Stock after the October 1994 split are described herein as "post-split." Per share data presented herein has been restated to reflect the effect of the stock splits.

                        SUMMARY COMBINED FINANCIAL DATA

    The following table sets forth certain combined financial information of the Company, its wholly-owned subsidiaries and its combined unincorporated partnerships and joint ventures and is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements, the notes thereto, and other financial, pro forma and statistical information included or incorporated by reference in this Prospectus.

                                          THREE MONTHS
                                        ENDED MARCH 31,                     YEARS ENDED DECEMBER 31,
                                      --------------------  --------------------------------------------------------
                                        1995       1994       1994       1993       1992       1991         1990
                                      ---------  ---------  ---------  ---------  ---------  ---------  ------------
                                         (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, RATIOS AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA
  Total revenues....................  $  96,735  $  78,243  $ 362,242  $ 271,850  $ 254,122  $ 240,888  $  226,830
  Direct and corporate operating
   costs and expenses (1)...........     53,862     49,493    213,508    168,021    156,529    154,846     147,560
  Depreciation, amortization and
   fixed asset retirements..........     10,181      8,473     37,977     24,055     24,793     35,201      34,660
  Performance stock option (2)......     --         --         --          4,407     --         --           --
  Non-recurring cash and non-cash
   charges (1)......................     --         --         --         --         38,225      7,952         503
  Operating income..................     32,692     20,277    110,757     75,367     34,575     42,889      44,107
  Net interest expense..............     10,264      8,715     37,439     26,219     27,046     30,271      32,304
  Partners' equity (1)..............      4,428      2,471     11,406     12,965     15,081      9,421       8,408
  Net (gain) loss on property
   transactions.....................     --              6        (79)     4,347       (282)     1,012          (3)
  Income tax expense................      6,930      3,543     24,176     12,416        526        787       1,223
  Net earnings (loss) (1) (3).......     11,070      5,542     37,815     20,301     (8,754)       129       2,175
  Net earnings (loss) per share (3)
   (4)..............................       0.23       0.11       0.78       0.43      (0.19)    --            0.05
  Weighted average number of common
   and common equivalent shares
   outstanding......................     49,086     48,227     48,624     47,306     45,302     44,557      44,398
OTHER DATA
  EBITDA (5)........................  $  42,873  $  28,750  $ 148,734  $ 103,829  $  97,593  $  86,042  $   79,270
  EBITDA margin (6).................       44.3%      36.7%      41.1%      38.2%      38.4%      35.7%       34.9  %
  Capital expenditures (7)..........  $   4,918  $  27,359  $  75,248  $  32,623  $  15,529  $  13,803  $   17,696
  Purchase and conversion of inns
   (8)..............................     10,236      4,108     34,690     38,858      4,060     15,487      18,574
  Purchase of partners' equity
   (9)..............................     --          9,322     53,255     78,169     --          3,546      --
  Cash dividends declared per common
   share............................      0.025      0.025       0.10       0.05     --         --          --
OPERATING DATA
  Number of inns (10)...............        230        222        228        221        212        212         210
  Occupancy percentage (11).........       68.9%      65.4%      70.1%      65.1%      65.6%      64.8%       66.0  %
  ADR (12)..........................     $50.45     $46.18     $47.65     $46.36     $44.33     $43.11      $40.93
  REVPAR (13).......................      34.75      30.18      33.39      30.20      29.06      27.92       27.01

                                                                                                AT MARCH 31, 1995
                                                                                               -------------------
BALANCE SHEET DATA
  Total assets...............................................................................      $   848,710
  Current installments of long term debt.....................................................           15,023
  Long term debt, excluding current installments.............................................          455,503
  Partners' capital..........................................................................           96,220
  Shareholders' equity.......................................................................          204,566

- --------------------------
(1) Non-recurring cash and non-cash charges include charges related to the write-down of certain joint venture interests carried on the equity method, land and computer equipment, severance and other employee-related costs and charges associated with a series of studies to improve operating results. For the year ended December 31, 1992, these charges also include a $2,696,000 increase in the allowance for certain notes receivable related to inns sold by the Company prior to 1985, and $210,000 related to other corporate expense items. Results for the year ended December 31, 1992 were impacted by an additional charge of $1,214,000 to partners' equity in earnings and losses related to the reallocation of losses of a combined unincorporated joint venture to the Company.
(2) Performance stock option relates to the costs of stock options which became exercisable when the average price of the Company's Common Stock reached $30 per share (pre-split) for twenty consecutive days. In 1993, performance stock option expense and certain other options were accelerated as a result of this condition being met. Currently, the Company has no options outstanding that require recognition of additional compensation expense.
(3) Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the use of the asset and liability method of accounting for deferred income taxes. The Company recorded the impact of SFAS 109's implementation, an increase in net income of $1,500,000, as the cumulative effect of an accounting change in the combined statement of operations for the year ended December 31, 1993. Prior years' financial statements were not restated to apply the provisions of SFAS 109.
(4) Earnings (loss) per share are computed on the basis of the weighted average number of common and common equivalent shares outstanding in each period after giving effect to the three-for-two stock splits.
(5) EBITDA, as defined by the covenants in the Company's 9 1/4% Senior Subordinated Notes due 2003, is earnings before net interest expense, income taxes, depreciation, amortization and fixed asset retirements, extraordinary items, partners' equity in earnings and losses, gain or loss on property and investment transactions and other non-recurring cash and non-cash charges. This definition differs from the traditional EBITDA definition which does not include adjustments for extraordinary items, partners' equity in earnings and losses, gain or loss on property and investment transactions and other non-recurring cash and non-cash charges as follows:


                                              THREE MONTHS
                                            ENDED MARCH 31,
                                                                            YEARS ENDED DECEMBER 31,
                                            ----------------    -------------------------------------------------
                                             1995      1994      1994       1993       1992       1991      1990
                                            ------    ------    -------    -------    -------    ------    ------
   Extraordinary items..................    $ --      $ --      $ --       $   619    $   958    $1,269    $ --
    Partners' equity in earnings and
     losses.............................     4,428     2,471     11,406     12,965     15,081     9,421     8,408
    (Gain) loss on property
     transactions.......................      --           6        (79)     4,347       (282)    1,012        (3)
    Non-recurring cash and non-cash
     charges and performance stock
     option.............................      --        --        --         4,407     38,225     7,952       503

     EBITDA  is not  intended to  represent cash  flow or  any other  measure of performance in accordance with generally accepted accounting principals ("GAAP"). EBITDA, as defined above, is included herein because management believes that certain investors find it to be a useful tool for measuring the ability to service debt.
(6)  EBITDA margin represents EBITDA divided by total revenues.
(7) Represents capital expenditures other than those for purchase and conversion of inns. Capital expenditures for the three months ended March 31, 1995 and 1994 and the years ended December 31, 1994 and 1993, include costs related to the Company's image enhancement program.
(8) Included in the three months ended March 31, 1995 and 1994 and the years ended December 31, 1994, 1993, 1992, 1991 and 1990 were conversion costs of $2,683,000, $4,108,000, $8,891,000, $7,231,000, $4,060,000, $3,977,000 and
     $4,788,000, respectively.
(9) Purchase of partners' equity in the three months ended March 31, 1994 and the years ended December 31, 1994 and 1993 includes approximately
     $9,322,000,  $9,322,000  and  $42,091,000,  respectively,  related  to  the acquisition of the La Quinta Motor Inns Limited Partnership ("LQP").
(10) Number of inns includes 40 managed inns and inns licensed to others in the years ended December 31, 1992, 1991 and 1990 and includes nine managed inns and inns licensed to others in the quarter ended March 31, 1994 and the year ended December 31, 1993, the results of which are not included in the combined financial statements. During the second quarter of 1995, the Company acquired an additional seven inns for conversion.
(11) The occupancy percentage represents total rooms occupied divided by total available rooms. Total available rooms represents the number of La Quinta rooms available for rent multiplied by the number of days in the reported period.
(12) ADR represents total room revenues divided by the total number of rooms occupied.
(13) REVPAR represents the product of occupancy percentage and ADR.

                        SUMMARY PRO FORMA FINANCIAL DATA

    The unaudited summary pro forma combined condensed statement of operations and balance sheet data presented below reflect the statement of operations and balance sheet data as reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and Quarterly Report on Form 10-Q for the three months ended March 31, 1995, adjusted to reflect the AEW Transaction as if the transaction had occurred at the beginning of the periods presented or at the balance sheet date, respectively. The following table is qualified in its entirety by, and should be read in conjunction with, "Pro Forma Financial Data" and the combined financial statements, the notes thereto, and other financial, pro forma and statistical information included or incorporated by reference in this Prospectus.

                                                                     PRO FORMA FOR THE      PRO FORMA FOR THE
                                                                    THREE MONTHS ENDED          YEAR ENDED
                                                                         MARCH 31,             DECEMBER 31,
                                                                          1995(1)                1994(1)
                                                                    -------------------  ------------------------
                                                                    (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
Total revenues....................................................       $  96,735              $  362,242
                                                                           -------                --------
Operating costs and expenses:
  Direct and corporate............................................          53,862                 213,508
  Depreciation, amortization, and fixed asset retirements.........          10,475                  39,153
                                                                           -------                --------
    Total operating costs.........................................          64,337                 252,661
                                                                           -------                --------
    Operating income..............................................          32,398                 109,581
                                                                           -------                --------
Other (income) expenses:
  Net interest expense............................................          11,093                  40,755
  Partners' equity................................................             620                   2,128
  Net gain on property transactions...............................          --                         (79)
                                                                           -------                --------
  Earnings before income taxes....................................          20,685                  66,777
  Income tax expense..............................................           7,809                  25,542
                                                                           -------                --------
    Net earnings..................................................       $  12,876              $   41,235
                                                                           -------                --------
                                                                           -------                --------
Earnings per common and common equivalent share:
    Net earnings..................................................       $    0.24              $     0.76
                                                                           -------                --------
                                                                           -------                --------
Weighted average number of common and common equivalent shares
 outstanding......................................................          54,381                  53,914
                                                                           -------                --------
                                                                           -------                --------

                                                                                                 PRO FORMA
                                                                                                     AT
                                                                                               MARCH 31, 1995
                                                                                          ------------------------
BALANCE SHEET DATA
Total assets............................................................................         $  903,560
Short term borrowings and current installments of long term debt........................             45,023
Long term debt, excluding current installments..........................................            473,703
Partners' capital.......................................................................              6,470
Shareholders' equity....................................................................            300,966

- ------------------------
(1)  Pro  forma  condensed   statement  of   operations  does   not  reflect   a
     non-recurring, non-cash item directly attributable to the AEW Transaction. See "Pro Forma Financial Data."

                                  RISK FACTORS

RISKS OF THE LODGING INDUSTRY

    The Company's business is subject to all of the risks inherent in the lodging industry. These risks include, among other things, adverse effects of general and local economic conditions (particularly in geographic areas where the Company has a high concentration of inns), changes in local market conditions, oversupply of hotel space, a reduction in local demand for hotel rooms, changes in travel patterns, changes in governmental regulations that influence or determine wages, prices or construction costs, changes in interest rates, the availability of credit and changes in real estate taxes and other operating expenses. The Company's ownership of real property, including inns, is substantial. Real estate values are sensitive to changes in local market and economic conditions and to fluctuations in the economy as a whole. Due in part to the strong correlation between the lodging industry's performance and economic conditions, the lodging industry is subject to cyclical changes in revenues and profits.

COMPETITION


    The lodging industry is highly competitive. During the 1980's, construction of lodging facilities in the United States at historically high levels resulted in an excess supply of available rooms. This oversupply had an adverse effect on occupancy levels and room rates in the industry. The oversupply has now largely been absorbed, with growth in demand exceeding growth in supply in each of the last three years. However, there can be no assurance that an oversupply will not exist again in the future. Competitive factors in the industry include reasonableness of room rates, quality of accommodations, brand recognition, service levels and convenience of locations. The Company's inns generally operate in areas that contain numerous other competitors, certain of which have substantially greater financial resources than the Company. There can be no assurance that demographic, geographic or other changes in markets will not adversely affect the convenience or desirability of the locations of the Company's inns. Furthermore, there can be no assurance that, in the markets in which the Company's inns operate, competing hotels will not pose greater competition for guests than presently exists, or that new hotels will not enter such markets. See "Business -- Competition."


ACQUISITION AND DEVELOPMENT RISKS

    The Company's growth strategy of acquiring inns for conversion and selective development of new inns will subject the Company to pre-opening and conversion costs. As the Company opens additional Company-owned inns, such costs may adversely affect the Company's operating results. Newly opened inns historically begin with lower occupancy and room rates that improve over time. While the Company has in the past successfully opened or converted new inns, there can be no assurance that the Company will be able to achieve its growth strategy. Construction, acquisition and conversion of inns involves certain risks, including the possibility of construction cost overruns and delays, site acquisition cost and availability, uncertainties as to market potential, market deterioration after acquisition or conversion, possible unavailability of financing on favorable terms and the emergence of market competition from unanticipated sources. Although the Company seeks to manage its construction, acquisition and conversion activities so as to minimize such risks, there can be no assurance that new inns will perform in accordance with the Company's expectations.

SEASONALITY

    The lodging industry is seasonal in nature. Generally, the Company's inn revenues are greater in the second and third quarters than in the first and fourth quarters. This seasonality can be expected to cause quarterly fluctuations in the revenues, profit margins and net earnings of the Company.

                                USE OF PROCEEDS

    The Company will not receive any proceeds from the Offering. The Offering is being made by the Selling Shareholder pursuant to registration rights granted in 1990. The Selling Shareholder will pay all the expenses of the Offering.

                                 CAPITALIZATION

    The following table sets forth cash and cash equivalents, short term borrowings and current installments of long term debt and the capitalization of the Company as of March 31, 1995, and as adjusted to give effect to the AEW Transaction. For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements, the notes thereto, and other financial, pro forma and
statistical  information  included   or  incorporated  by   reference  in   this
Prospectus.


                                                                                              MARCH 31, 1995
                                                                                         -------------------------
                                                                                           ACTUAL     AS ADJUSTED
                                                                                         ----------  -------------
                                                                                          (AMOUNTS IN THOUSANDS)
Cash and cash equivalents..............................................................  $    3,053  $    3,053
                                                                                         ----------  -------------
                                                                                         ----------  -------------
Short term borrowings and current installments of long term debt.......................  $   15,023  $   45,023(1)
                                                                                         ----------  -------------
                                                                                         ----------  -------------
Long term debt, excluding current installments:
  Mortgage loans, maturing 1995-2016...................................................  $   90,460  $   90,460
  Industrial development revenue bonds, maturing 1995-2012.............................      57,543      57,543
  Bank secured term credit facility, maturing May 30, 2002.............................     141,500     141,500
  Bank secured line of credit, maturing May 31, 1999...................................      30,000      38,200(1)
  Bank unsecured line of credit, maturing January 31, 1997.............................      16,000      26,000(1)
  9 1/4% Senior Subordinated Notes due 2003............................................     120,000     120,000
                                                                                         ----------  -------------
    Total long term debt, excluding current installments...............................     455,503     473,703
                                                                                         ----------  -------------
Partners' capital......................................................................      96,220       6,470(1)(2)
Shareholders' equity...................................................................     204,566     300,966(2)
                                                                                         ----------  -------------
    Total capitalization...............................................................  $  756,289  $  781,139
                                                                                         ----------  -------------
                                                                                         ----------  -------------

- ------------------------
(1) Adjusted to reflect borrowings of $48.2 million for the Company's acquisition of one-third of AEW's interest in LQDP. Approximately $30 million of the $48.2 million purchase price was drawn on LQDP's 364-day unsecured line of credit (which the Company intends to renew annually, subject to the consent of the lenders) and is therefore reflected as short term borrowings. The remainder of the purchase price was borrowed under the Company's and LQDP's bank credit facilities.
(2) Adjusted to reflect the conversion of two-thirds of AEW's interest in LQDP and the credit to shareholders' equity for the fair market value of the assets acquired ($96.4 million).

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS


    The Company's Common Stock is listed on the New York Stock Exchange under the symbol "LQI." On July 6, 1995, the closing sale price of the Company's Common Stock as reported by the New York Stock Exchange was $27.00. The range of the high and low sale prices, as adjusted for the three-for-two stock splits in October 1994, March 1994, and October 1993 of the Company's Common Stock, is set forth below:



                                                 1995                           1994                             1993
                                      ---------------------------   -----------------------------   ------------------------------
                                                             PER                             PER                             PER
                                                            SHARE                           SHARE                           SHARE
                                       HIGH        LOW      DIVIDEND   HIGH       LOW       DIVIDEND   HIGH       LOW       DIVIDEND
                                      -------    -------    -----   --------    --------    -----   --------    --------    ------
First Quarter......................   $29        $19 5/8    $0.025  $ 20 7/8    $ 12 7/8    $0.025  $  9 1/8    $  6        $--
Second Quarter.....................    30 1/4     25 1/4    0.025     21 5/8      16 7/8    0.025      9 5/8       8         --
Third Quarter (through July 6,
 1995).............................    27 1/4     26 1/4              24 3/8      17        0.025     12 7/8       8 3/8    0.025
Fourth Quarter.....................                                   25 3/4      19 1/8    0.025     15 7/8      12 3/8    0.025


    The Company has paid quarterly cash dividends since the third quarter of 1993 in the amount of $0.025 per share under its quarterly dividend policy as authorized by the Board of Directors. For restrictions on the Company's present or future ability to pay cash dividends, see note 2 of Notes to Combined
Financial Statements. The declaration and payment of dividends in the future will be determined by the Board of Directors based upon the Company's earnings, financial condition, capital requirements and such other factors as the Board of Directors may deem relevant.

    As of May 31, 1995, the approximate number of holders of record of the Company's Common Stock was 954.

                            SELECTED FINANCIAL DATA

    The following table sets forth certain combined financial information of the Company, its wholly-owned subsidiaries and its combined unincorporated partnerships and joint ventures and is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements, the notes thereto, and other financial, pro forma and statistical information included or incorporated by reference in this Prospectus.

                                              THREE MONTHS
                                            ENDED MARCH 31,                       YEARS ENDED DECEMBER 31,
                                         ----------------------  ----------------------------------------------------------
                                            1995        1994        1994        1993        1992        1991        1990
                                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, RATIOS AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA
  Total revenues.......................  $  96,735   $  78,243   $ 362,242   $ 271,850   $ 254,122   $ 240,888   $ 226,830
  Direct and corporate operating costs
   and expenses (1)....................     53,862      49,493     213,508     168,021     156,529     154,846     147,560
  Depreciation, amortization and fixed
   asset retirements...................     10,181       8,473      37,977      24,055      24,793      35,201      34,660
  Performance stock option (2).........      --          --          --          4,407       --          --          --
  Non-recurring cash and non-cash
   charges (1).........................      --          --          --          --         38,225       7,952         503
  Operating income.....................     32,692      20,277     110,757      75,367      34,575      42,889      44,107
  Net interest expense.................     10,264       8,715      37,439      26,219      27,046      30,271      32,304
  Partners' equity (1).................      4,428       2,471      11,406      12,965      15,081       9,421       8,408
  Net (gain) loss on property
   transactions........................      --              6         (79)      4,347        (282)      1,012          (3)
  Income tax expense...................      6,930       3,543      24,176      12,416         526         787       1,223
  Earnings (loss) before extraordinary
   items and cumulative effect of
   accounting change...................     11,070       5,542      37,815      19,420      (7,796)      1,398       2,175
  Net earnings (loss) (1) (3)..........     11,070       5,542      37,815      20,301      (8,754)        129       2,175
  Earnings (loss) per share before
   extraordinary items and cumulative
   effect of accounting change.........       0.23        0.11        0.78        0.41       (0.17)       0.03        0.05
  Net earnings (loss) per share (3)
   (4).................................       0.23        0.11        0.78        0.43       (0.19)      --           0.05
  Weighted average number of common and
   common equivalent shares
   outstanding.........................     49,086      48,227      48,624      47,306      45,302      44,557      44,398
OTHER DATA
  EBITDA (5)...........................  $  42,873   $  28,750   $ 148,734   $ 103,829   $  97,593   $  86,042   $  79,270
  EBITDA Margin (6)....................       44.3%       36.7%       41.1%       38.2%       38.4%       35.7%       34.9%
  Capital expenditures (7).............  $   4,918   $  27,359   $  75,248   $  32,623   $  15,529   $  13,803   $  17,696
  Purchase and conversion of inns
   (8).................................     10,236       4,108      34,690      38,858       4,060      15,487      18,574
  Purchase of partners' equity (9).....      --          9,322      53,255      78,169       --          3,546       --
  Cash dividends declared per common
   share...............................      0.025       0.025        0.10        0.05       --          --          --
OPERATING DATA
  Inns owned 100% (10).................        178         167         176         166          89          89          83
  Inns owned 40-82% (10)...............         50          44          50          45          80          79          81
  Inns managed (11)....................      --             10       --              9          40          40          40
  Inns licensed (11)...................          2           1           2           1           3           4           6
                                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Number of inns.......................        230         222         228         221         212         212         210
  Occupancy percentage (12)............       68.9%       65.4%       70.1%       65.1%       65.6%       64.8%       66.0%
  ADR (13).............................  $   50.45   $   46.18   $   47.65   $   46.36   $   44.33   $   43.11   $   40.93
  REVPAR (14)..........................      34.75       30.18       33.39       30.20       29.06       27.92       27.01
BALANCE SHEET DATA
  Total assets.........................    848,710     764,356     845,781     749,495     539,183     574,687     586,969
  Current installments of long term
   debt................................     15,023      24,922      39,976      22,491      21,711      22,116      24,002
  Long term debt, excluding current
   installments........................    455,503     435,594     448,258     414,004     274,824     316,014     341,902
  Partners' capital....................     96,220      84,333      92,099      85,976      62,060      50,471      37,270
  Shareholders' equity.................    204,566     154,376     189,231     149,057     124,321     130,175     129,167

- ------------------------------
(1) Non-recurring cash and non-cash charges include charges related to the write-down of certain joint venture interests carried on the equity method, land and computer equipment, severance and other employee-related costs and charges associated with a series of studies to improve operating results. For the year ended December 31, 1992, these charges also include a $2,696,000 increase in the allowance for certain notes receivable related to inns sold by the Company prior to 1985, and $210,000 related to other corporate expense items. Results for the year ended December 31, 1992 were impacted by an additional charge of $1,214,000 to partners' equity in earnings and losses related to the reallocation of losses of a combined unincorporated joint venture to the Company.

(2) Performance stock option relates to the costs of stock options which became exercisable when the average price of the Company's Common Stock reached $30 per share (pre-split) for twenty consecutive days. In 1993, performance stock option expense and certain other options were accelerated as a result of this condition being met. Currently, the Company has no options outstanding that require recognition of additional compensation expense.

(3) Effective January 1, 1993, the Company adopted the provisions of SFAS 109. SFAS 109 requires the use of the asset and liability method of accounting for deferred income taxes. The Company recorded the impact of SFAS 109's implementation, an increase in net income of $1,500,000, as the cumulative effect of an accounting change in the combined statement of operations for the year ended December 31, 1993. Prior years' financial statements were not restated to apply the provisions of SFAS 109.

(4) Earnings (loss) per share are computed on the basis of the weighted average number of common and common equivalent shares outstanding in each period after giving effect to the three-for-two stock splits.

(5) EBITDA, as defined by the covenants in the Company's 9 1/4% Senior Subordinated Notes due 2003, is earnings before net interest expense, income taxes, depreciation, amortization and fixed asset retirements, extraordinary items, partners' equity in earnings and losses, gain or loss on property and investment transactions and other non-recurring cash and non-cash charges. This definition differs from the traditional EBITDA definition which does not include adjustments for extraordinary items, partners' equity in earnings and losses, gain or loss on property and investment transactions and other non-recurring cash and non-cash charges as follows:


                                                     THREE MONTHS
                                                        ENDED
                                                      MARCH 31,                      YEARS ENDED DECEMBER 31,
                                                 --------------------  -----------------------------------------------------
                                                   1995       1994       1994       1993       1992       1991       1990
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
Extraordinary items............................  $  --      $  --      $  --      $     619  $     958  $   1,269  $  --
Partners' equity in earnings and losses........      4,428      2,471     11,406     12,965     15,081      9,421      8,408
(Gain) loss on property transactions...........     --              6        (79)     4,347       (282)     1,012         (3)
Non-recurring cash and non-cash charges and
 performance stock option......................     --         --         --          4,407     38,225      7,952        503


     EBITDA is not intended to represent cash flow or any other measure of performance in accordance with GAAP. EBITDA, as defined above, is included herein because management believes that certain investors find it to be a useful tool for measuring the ability to service debt.

(6)  EBITDA margin represents EBITDA divided by total revenues.

(7) Represents capital expenditures other than those for purchase and conversion of inns. Capital expenditures for the three months ended March 31, 1995 and the years ended December 31, 1994 and 1993, include costs related to the Company's image enhancement program.

(8) Included in the three months ended March 31, 1995 and 1994 and the years ended December 31, 1994, 1993, 1992, 1991 and 1990 were conversion costs of $2,683,000, $4,108,000, $8,891,000, $7,231,000, $4,060,000, $3,977,000 and
     $4,788,000, respectively.

(9) Purchase of partners' equity in the three months ended March 31, 1994 and the years ended December 31, 1994 and 1993 includes approximately $9,322,000, $9,322,000 and $42,091,000, respectively, related to the acquisition of LQP.

(10) During the second quarter of 1995, the Company acquired an additional seven inns for conversion. La Quinta currently owns a 100% interest in 228 inns and a 50% or greater interest in an additional seven inns.

(11) The operating results of managed inns and licensed inns are not included in the combined financial statements.

(12) The occupancy percentage represents total rooms occupied divided by total available rooms. Total available rooms represents the number of La Quinta rooms available for rent multiplied by the number of days in the reported period.

(13) ADR represents total room revenues divided by the total number of rooms occupied.

(14) REVPAR represents the product of occupancy percentage and ADR.

                            PRO FORMA FINANCIAL DATA

    The following tables are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements, the notes thereto, and other financial, pro forma and statistical information included or incorporated by reference in this Prospectus.

    The unaudited pro forma combined condensed statement of operations presented below includes the statement of operations as reported in the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1995, and as adjusted to reflect the AEW Transaction as if the transaction had occurred on January 1, 1995.


                                                                                                  PRO FORMA
                                                                 THREE                              THREE
                                                                MONTHS           PRO FORMA         MONTHS
                                                                 ENDED          ADJUSTMENTS         ENDED
                                                               MARCH 31,      ---------------     MARCH 31,
                                                                 1995         DEBIT    CREDIT      1995(F)
                                                              -----------     -----    ------     ---------
                                                              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
Total revenues..............................................    $96,735                            $96,735
                                                              -----------                         ---------
Operating costs and expenses:
  Direct and corporate......................................     53,862                             53,862
  Depreciation, amortization, and fixed asset retirements...     10,181        $294(A)              10,475
                                                              -----------                         ---------
    Total operating costs...................................     64,043                             64,337
                                                              -----------                         ---------
    Operating income........................................     32,692                             32,398
                                                              -----------                         ---------
Other (income) expenses:
  Net interest expense......................................     10,264         829(B)              11,093
  Partners' equity..........................................      4,428                $3,808(C)       620
                                                              -----------                         ---------
  Earnings before income taxes..............................     18,000                             20,685
  Income tax expense........................................      6,930         879(D)               7,809
                                                              -----------     -----    ------     ---------
    Net earnings............................................    $11,070       $2,002   $3,808      $12,876
                                                              -----------     -----    ------     ---------
                                                              -----------     -----    ------     ---------
Earnings per common and common equivalent share:
    Net earnings............................................    $  0.23                            $  0.24
                                                              -----------                         ---------
                                                              -----------                         ---------
Weighted average number of common and common equivalent
 shares outstanding.........................................     49,086       5,295(E)              54,381
                                                              -----------     -----               ---------
                                                              -----------     -----               ---------

- --------------------------

(A) Records additional depreciation expense on the addition of $40.0 million of depreciable assets. The depreciation expense was calculated using the straight line method based on a 34 year remaining life.

(B) Represents the interest expense on additional debt of $48.2 million relating to the acquisition of one-third of AEW's interest in LQDP at the effective weighted average interest rate under the Company's and LQDP's credit facilities of 6.88% per annum.

(C)  Represents the elimination of AEW's equity in earnings.

(D) Reflects income tax effect of pro forma adjustments including an adjustment to the effective income tax rate from 38.5% to 37.75% due to a difference between aggregate recorded cost and tax basis of the acquired assets.

(E)  Reflects the increase in weighted average shares outstanding.

(F) In the third quarter of 1995, the Company will record $46.4 million associated with the exercise of AEW's conversion option as a deduction presented below net earnings in the Statement of Operations (Conversion of Partner's Interest into Common Stock) in arriving at net earnings available to common shareholders. This non-recurring, non-cash item is directly attributable to the AEW Transaction and is not reflected in the pro forma condensed statement of operations above.

    The unaudited pro forma combined condensed balance sheet of the Company presented below includes the balance sheet as reported in the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1995, and as adjusted to reflect the AEW Transaction as if the transaction had occurred on March 31, 1995.


                                                           PRO FORMA        PRO FORMA
                                              AT          ADJUSTMENTS           AT
                                           MARCH 31,    ----------------    MARCH 31,
                                             1995        DEBIT   CREDIT        1995
                                          -----------   -------  -------    ----------
                                                     (AMOUNTS IN THOUSANDS)
ASSETS
Current assets..........................  $    32,794                       $  32,794
Other non-current assets................       24,492                          24,492
Net property and equipment..............      791,424   $18,283(A)            846,274
                                                         36,567(B)
                                          -----------   -------             ----------
                                          $   848,710   $54,850             $ 903,560
                                          -----------   -------             ----------
                                          -----------   -------             ----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities.....................  $    71,829            $30,000(A) $ 101,829
Long term debt, excluding current
 installments...........................      455,503             18,200(A)   473,703
Deferred income taxes and other.........       20,592                          20,592
Partners' capital.......................       96,220   $29,917(A)              6,470
                                                         59,833(B)
Shareholders' equity (net of treasury
 stock).................................      204,566             96,400(B)   300,966
                                          -----------   -------  -------    ----------
                                          $   848,710   $89,750  $144,600   $ 903,560
                                          -----------   -------  -------    ----------
                                          -----------   -------  -------    ----------

- --------------------------

(A) Records the purchase of one-third of AEW's interest in LQDP using proceeds from the Company's and LQDP's credit facilities and the related elimination of one-third of AEW's partner's capital. Approximately $30 million of the $48.2 million purchase price was drawn on LQDP's 364-day unsecured line of credit (which the Company intends to renew annually, subject to the consent of the lenders) and therefore is included in current liabilities.

(B) Reflects the purchase of the assets and the related elimination of two-thirds of AEW's partner's capital. Also, reflects the net of the $142.8 million of Common Stock issued in the AEW Transaction and the $46.4 million which represents the non-recurring, non-cash item which will be recorded as a deduction presented below net earnings in the Statement of Operations (Conversion of Partner's Interest into Common Stock) in arriving at net earnings available to common shareholders in the third quarter of 1995.

    The unaudited pro forma combined condensed statement of operations presented below includes the statement of operations as reported in the Company's Form 10-K for the year ended December 31, 1994, and as adjusted to reflect the AEW Transaction as if the transaction had occurred on January 1, 1994.


                                                                                                      PRO FORMA
                                                          YEAR ENDED      PRO FORMA ADJUSTMENTS       YEAR ENDED
                                                         DECEMBER 31,  ----------------------------  DECEMBER 31,
                                                             1994          DEBIT         CREDIT        1994 (F)
                                                         ------------  -------------  -------------  ------------
                                                              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
Total revenues.........................................   $  362,242                                  $  362,242
                                                         ------------                                ------------
Operating costs and expenses:
  Direct and corporate.................................      213,508                                     213,508
  Depreciation, amortization, and fixed asset
   retirements.........................................       37,977    $   1,176(A)                      39,153
                                                         ------------                                ------------
    Total operating costs..............................      251,485                                     252,661
                                                         ------------                                ------------
    Operating income...................................      110,757                                     109,581
                                                         ------------                                ------------
Other (income) expenses:
  Net interest expense.................................       37,439        3,316(B)                      40,755
  Partners' equity.....................................       11,406                   $   9,278(C)        2,128
  Net gain on property transactions....................          (79)                                        (79)
                                                         ------------                                ------------
  Earnings before income taxes.........................       61,991                                      66,777
  Income tax expense...................................       24,176        1,366(D)                      25,542
                                                         ------------      ------         ------     ------------
    Net earnings.......................................   $   37,815    $   5,858      $   9,278      $   41,235
                                                         ------------      ------         ------     ------------
                                                         ------------      ------         ------     ------------
Earnings per common and common equivalent share:
    Net earnings.......................................   $     0.78                                  $     0.76
                                                         ------------                                ------------
                                                         ------------                                ------------
Weighted average number of common and common equivalent
 shares outstanding....................................       48,624        5,290(E)                      53,914
                                                         ------------      ------                    ------------
                                                         ------------      ------                    ------------

- --------------------------

(A) Records additional depreciation expense on the addition of $40.0 million of depreciable assets. The depreciation expense was calculated using the straight line method based on a 34 year remaining life.

(B) Represents the interest expense on additional debt of $48.2 million relating to the acquisition of one-third of AEW's interest in LQDP at the effective weighted average interest rate under the Company's and LQDP's credit facilities of 6.88% per annum.

(C)  Represents the elimination of AEW's equity in earnings.

(D) Reflects income tax effect of pro forma adjustments including an adjustment to the effective income tax rate from 39% to 38.25% due to a difference between aggregate recorded cost and tax basis of the acquired assets.

(E)  Reflects the increase in weighted average shares outstanding.

(F) In the third quarter of 1995, the Company will record $46.4 million associated with the exercise of AEW's conversion option as a deduction presented below net earnings in the Statement of Operations (Conversion of Partner's Interest into Common Stock) in arriving at net earnings available to common shareholders. This non-recurring, non-cash item is directly attributable to the AEW Transaction and is not reflected in the pro forma condensed statement of operations above.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    The following discussion and analysis addresses the results of operations for the three month periods ended March 31, 1995 (the "1995 Three Months") and March 31, 1994 (the "1994 Three Months") and the years ended December 31, 1994, 1993 and 1992.

    The Company's financial statements include the accounts of the Company's wholly-owned subsidiaries, wholly-owned partnerships and joint ventures and unincorporated partnerships and joint ventures in which the Company has at least a 40% ownership interest and over which it exercises substantial legal, financial and operational control. References to "Managed Inns" are to those inns in which the Company owns less than a 40% interest and which are managed by the Company under long-term management contracts.

    During the second quarter of 1994, the Company purchased the limited partner's interest in one of its combined unincorporated joint ventures which owned one inn. On July 1, 1994, the Company purchased nine inns which it managed and which were previously held in two unincorporated joint ventures with CIGNA Investments, Inc. (the "CIGNA partnerships"). The Company has continued to operate these properties as La Quinta inns. Also during the 1995 Three Months and in 1994, La Quinta acquired two and six additional inns, respectively.

    During 1994, the Company entered into agreements with four Mexican investor groups (the "Development Accord") for the purpose of developing 22 La Quinta inns in 15 cities in Mexico. Each of the inns will be developed and 100% owned by a Mexican investor group and managed by the Company under long-term management agreements (pursuant to which the Company will receive management and licensing fees). On December 20, 1994, the Mexican government allowed the peso to trade freely against the U.S. dollar. As a result, the peso suffered a significant, immediate devaluation against the U.S. dollar. This resulted in economic conditions that have delayed commencement of construction of La Quinta inns under the Development Accord. The construction of the first La Quinta inn under the Development Accord is anticipated to begin when economic conditions in Mexico stabilize.

    The following chart shows certain historical operating statistics and revenue data. References to occupancy percentages and ADR refer to Company Inns (inns owned by the Company or by unincorporated partnerships and joint ventures in which the Company owns at least a 40% interest). Managed Inns and the La Quinta licensed inns are excluded from occupancy and ADR statistics for all periods for purposes of comparability. All financial data is related to Company Inns unless otherwise specified.

                                                     COMPARATIVE OPERATING STATISTICS AND REVENUE DATA
                                             ------------------------------------------------------------------
                                                THREE MONTHS ENDED
                                                    MARCH 31,                  YEARS ENDED DECEMBER 31,
                                             ------------------------  ----------------------------------------
                                                1995         1994          1994          1993          1992
                                             -----------  -----------  ------------  ------------  ------------
                                                             (AMOUNTS IN THOUSANDS, EXCEPT ADR)
Inn revenue................................  $  94,723    $  76,038    $  353,348    $  258,529    $  239,826
Restaurant rental and other................      1,965        1,819         7,675         6,464         7,208
Management services........................         47          386         1,219         6,857         7,088
                                             -----------  -----------  ------------  ------------  ------------
Total revenue..............................  $  96,735    $  78,243    $  362,242    $  271,850    $  254,122
                                             -----------  -----------  ------------  ------------  ------------
                                             -----------  -----------  ------------  ------------  ------------
Occupancy percentage.......................       68.9%        65.4%         70.1%         65.1%         65.6%
ADR........................................  $   50.45    $   46.18    $    47.65    $    46.36    $    44.33
Available rooms (1)........................      2,621        2,426        10,188         8,226         7,916

- ------------------------
(1) Available rooms represent the number of rooms available for sale multiplied by the number of days in the period reported.

THE 1995 THREE MONTHS COMPARED TO THE 1994 THREE MONTHS

    TOTAL REVENUES increased to $96,735,000 in the 1995 Three Months from $78,243,000 in the 1994 Three Months, an increase of $18,492,000, or 23.6%. Of the total revenues reported in the 1995 Three Months, 97.9% were revenues from inns and 2.1% were revenues from restaurant rentals and other revenues.

    INN REVENUES are derived from room rentals and other sources such as charges to guests for long-distance telephone service, fax machine use, vending commissions, banquet revenues and laundry services. Inn revenues improved to $94,723,000 in the 1995 Three Months from $76,038,000 in the 1994 Three Months. The improvement in inn revenues was related to an increase in occupancy percentage and ADR along with the revenues associated with the acquisition of two inns in January 1995, the CIGNA partnerships in July 1994 and five inns in the last half of 1994. Occupancy percentage increased to 68.9% in the 1995 Three Months from 65.4% in the 1994 Three Months. ADR increased to $50.45 in the 1995 Three Months from $46.18 in the 1994 Three Months. Improvements in both ADR and occupancy percentage are due, in part, to the substantial completion of the Company's image enhancement program in mid-1994. In the 1994 Three Months, the image enhancement program had only been partially completed.

    RESTAURANT RENTAL AND OTHER REVENUES include rental payments from restaurant buildings owned by La Quinta and leased to and operated by third parties. Restaurant rental and other revenues increased to $1,965,000 in the 1995 Three Months from $1,819,000 in the 1994 Three Months, an increase of $146,000, or 8.0%. The increase is primarily the result of the addition to restaurant
buildings   owned  by  the   Company  through  the   acquisition  of  the  CIGNA
partnerships.

    MANAGEMENT SERVICES REVENUE is primarily related to fees earned by the Company for services rendered in conjunction with Managed Inns. Management services revenue decreased to $47,000 in the 1995 Three Months from $386,000 in the 1994 Three Months. The decrease is due to the acquisition of the CIGNA partnerships in July 1994, eliminating the related management fees earned by the Company.

    DIRECT EXPENSES include costs directly associated with the operation of Company Inns. In the 1995 Three Months approximately 42.3% of direct expenses were represented by salaries, wages and related costs. Other major categories of direct expenses include utilities, property taxes, repairs and maintenance and room supplies. Direct expenses increased to $49,352,000 ($27.34 per occupied room) in the 1995 Three Months from $44,665,000 ($28.18 per occupied room) in the 1994 Three Months. The increase in direct expenses period over period is primarily attributable to the increase in inn revenues. The improvement in direct expenses per occupied room was primarily due to efficiencies the Company achieved in labor costs, repairs and maintenance and utilities expense.

    CORPORATE EXPENSES include the costs of general management, office rent, training and field supervision of inn managers and other marketing and administrative expenses. The major components of corporate expenses are salaries, wages and related expenses and information systems. Corporate expenses decreased to $4,510,000 ($1.72 per available room, including Managed Inns) in the 1995 Three Months from $4,828,000 ($1.91 per available room, including Managed Inns) in the 1994 Three Months, a decrease of $318,000, or 6.6%. The decrease is the result of the Company's efforts to control fixed costs, while executing its growth plan in order to increase operating profit.

    DEPRECIATION, AMORTIZATION AND FIXED ASSET RETIREMENTS increased to $10,181,000 in the 1995 Three Months from $8,473,000 in the 1994 Three Months, an increase of $1,708,000, or 20.2%. This is due primarily to the increase in fixed assets resulting from the acquisition of inns, including the CIGNA partnerships, and additions from the image enhancement program. Depreciation, amortization and fixed asset retirements also include retirements associated with the image enhancement program and other capital improvements.

    As a result of the above, OPERATING INCOME increased to $32,692,000 in the 1995 Three Months from $20,277,000 in the 1994 Three Months, an increase of $12,415,000, or 61.2%. Additionally, operating margins were up 7.9 percentage points, to 33.8% from 25.9%.

    INTEREST INCOME is primarily related to earnings on notes receivable and on short-term investments of Company funds in money market instruments prior to their use in operations or the acquisition of inns. Interest income decreased to $280,000 in the 1995 Three Months from $437,000 in the 1994 Three Months, a decrease of $157,000.

    INTEREST ON LONG TERM DEBT increased to $10,544,000 in the 1995 Three Months from $9,152,000 in the 1994 Three Months, an increase of $1,392,000, or 15.2%. The increase is primarily attributable to the increase in the outstanding balance on the Company's credit facilities attributable to the acquisitions of the CIGNA partnerships and eight inns.

    PARTNERS' EQUITY IN EARNINGS AND LOSSES reflects the interest of partners in the earnings and losses of the combined joint ventures and partnerships which are owned at least 40% and controlled by the Company. Partners' equity in earnings and losses increased to $4,428,000 in the 1995 Three Months from $2,471,000 in the 1994 Three Months. The increase is attributable to improvements in operating performance of inns and the increase in the number of inns in LQDP. Occupancy for the LQDP inns increased 6.4 percentage points and ADR increased by $4.10 in the 1995 Three Months compared to the 1994 Three Months. As of March 31, 1995, LQDP owned and operated 42 inns, compared to 37 inns at March 31, 1994.

    INCOME TAXES for the 1995 Three Months were calculated using an effective income tax rate of 38.5%, compared to an effective income tax rate of 39% for the 1994 Three Months. The effective income tax rate decrease reflects a reduction of estimated state income tax expense.

    For the reasons discussed above, the Company reported NET EARNINGS of $11,070,000, or $0.23 per share, in the 1995 Three Months compared to $5,542,000, or $0.11 per share, in the 1994 Three Months, an increase in net earnings of $5,528,000, or 99.7%.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

    TOTAL REVENUES increased to $362,242,000 in 1994 from $271,850,000 in  1993, an increase of $90,392,000, or 33.3%. Of the total revenues reported in 1994, 97.6% were revenues from inns, 2.1% were revenues from restaurant rentals and other revenues and 0.3% were revenues from management services.

    INN REVENUES increased to $353,348,000 in 1994 from $258,529,000 in 1993, an increase of $94,819,000, or 36.7%. The increase in inn revenues was due primarily to the acquisitions of La Quinta Motor Inns Limited Partnership ("LQP") and the CIGNA partnerships, an increase in ADR and occupancy percentage and an increase in the number of available rooms. ADR increased to $47.65 in 1994 from $46.36 in 1993, an increase of $1.29, or 2.8%, while occupancy increased 5.0 percentage points. The substantial completion of the Company's image enhancement program contributed to the increases in ADR and occupancy. Available rooms for 1994 were 10,188,000 as compared to 8,226,000 for 1993, an increase of 1,962,000 available rooms, or 23.9%. The increase in the number of available rooms was due to the acquisitions of five inns, the CIGNA partnerships during 1994 and LQP in December of 1993.

    RESTAURANT RENTAL AND OTHER REVENUES also include the Company's interest in the earnings (accounted for using the equity method) of LQP through December 1, 1993, and miscellaneous other revenues, such as third party rental revenue from an office building which also housed the Company's corporate offices through May 1993. Restaurant rental and other increased to $7,675,000 in 1994 from $6,464,000 in 1993, an increase of $1,211,000, or 18.7%. This increase is primarily the result of an increase in the number of wholly-owned restaurant buildings leased to and operated by third parties due to the acquisition of LQP.

    MANAGEMENT SERVICES REVENUE decreased to $1,219,000 in 1994 from $6,857,000 in 1993. Management fees decreased due to the consolidation of LQP in December 1993 and the acquisition of the CIGNA partnerships in July 1994, eliminating the related management fees earned by the Company.

    In 1994, approximately 41.9% of DIRECT EXPENSES were represented by salaries, wages, and related costs. Other major categories of direct expenses include utilities, property taxes, repairs and maintenance and room supplies. Direct expenses increased to $194,894,000 ($27.30 per occupied room) in 1994 compared to $148,571,000 ($27.72 per occupied room) in 1993, an increase of $46,323,000, or 31.2%. Direct expenses decreased to 53.8% in 1994 from 54.7% in 1993 as a percentage of total revenue, primarily from a decrease in salaries and related benefit costs and property taxes. The acquisitions of LQP and the CIGNA partnerships caused the increase of direct expenses in total year over year.

    CORPORATE EXPENSES decreased to $18,614,000 ($1.79 per available room, including Managed Inns) in 1994 from $19,450,000 ($1.96 per available room, including Managed Inns) in 1993, a decrease of $836,000, or 4.3%. As a percent of total revenues, corporate expenses decreased to 5.1% in 1994 from 7.2% in 1993.

    PERFORMANCE STOCK OPTION relates to the costs of stock options which became exercisable when the average price of the Company's stock reached $30 per share (pre-split) for twenty consecutive days. In 1993, performance stock option expense and certain other options were accelerated as a result of this condition being met (See note 5 of Notes to Combined Financial Statements). Currently, the Company has no options outstanding that require recognition of additional compensation expense.

    DEPRECIATION, AMORTIZATION AND FIXED ASSET RETIREMENTS increased to $37,977,000 in 1994 from $24,055,000 in 1993, an increase of $13,922,000, or
57.9%. The increase in depreciation, amortization and fixed asset retirements is primarily due to the increase in depreciable assets resulting from the acquisitions of LQP, the CIGNA partnerships, five inns in 1994 and 11 inns in the latter part of 1993, and the Company's image enhancement program.

    As a result of the above, OPERATING INCOME increased to $110,757,000 in 1994 from $75,367,000 in 1993, an increase of $35,390,000, or 47.0%.

    INTEREST INCOME decreased to $1,421,000 in 1994 from $5,147,000 in 1993, a decrease of $3,726,000, or 72.4%. The decrease in interest income is primarily attributable to a decrease in interest earned on a note receivable from AEW (the "AEW Note") due to the collection of the entire principal balance in December 1993.

    INTEREST ON LONG TERM DEBT increased to $38,860,000 in 1994 from $31,366,000 in 1993, an increase of $7,494,000, or 23.9%. The increase in interest expense is attributable to the debt incurred to acquire LQP, the CIGNA partnerships and certain of the limited partners' interests and debt assumed in connection with the acquisition of LQP.

    PARTNERS' EQUITY IN EARNINGS AND LOSSES decreased to $11,406,000 in 1994 from $12,965,000 in 1993, a decrease of $1,559,000, or 12.0%. The decrease in partners' equity in earnings and losses is attributable to the acquisition of various limited partners' interests in unincorporated partnerships and joint ventures, partially offset by increases in the earnings of LQDP. As of December 31, 1994, LQDP owned and operated 42 inns compared to 37 inns as of December 31, 1993.

    NET (GAIN) LOSS ON PROPERTY TRANSACTIONS increased to a gain of ($79,000) in 1994 from a loss of $4,347,000 in 1993. The loss in 1993 includes a $4,900,000 loss related to the Company's conveyance to the mortgagee of title to the property on which the Company's headquarters were located.

    INCOME TAXES for 1994 were calculated using an estimated effective income tax rate of 39%.

    For the reasons discussed above, the Company reported EARNINGS BEFORE EXTRAORDINARY ITEMS AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE of $37,815,000 in 1994 compared with $19,420,000 in 1993, an increase of $18,395,000, or 94.7%.

    The Company reported EXTRAORDINARY ITEMS, NET OF INCOME TAXES of ($619,000) in 1993. The 1993 extraordinary loss consisted of ($6,007,000), ($3,664,000) net of income taxes, related to the early extinguishment and refinancing of certain debt partially offset by an extraordinary gain of $4,991,000, $3,045,000 net of income taxes, resulting from the Company's transfer of ownership to the mortgagee of property on which the Company's headquarters were located.


    The CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING FOR INCOME TAXES of $1,500,000, or $0.03 per share in 1993, was the result of the implementation of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes."


    For  the  reasons  discussed above,  the  Company reported  NET  EARNINGS of
$37,815,000  in  1994  compared  with  $20,301,000  in  1993,  an  increase   of
$17,514,000, or 86.3%.

YEAR ENDED DECEMBER 31, 1993 COMPARED TO YEAR ENDED DECEMBER 31, 1992

    TOTAL  REVENUES increased to $271,850,000 in 1993 from $254,122,000 in 1992, an increase of $17,728,000, or 7.0%. Of the total revenues reported in 1993, 95.1% were revenues from inns, 2.4% were revenues from restaurant rentals and other revenues and 2.5% were revenues from management services.

    INN REVENUES increased to $258,529,000 in 1993 from $239,826,000 in 1992, an increase of $18,703,000, or 7.8%. The increase in inn revenues was due primarily to an increase in ADR, an increase in the number of available rooms and the acquisition of LQP. ADR increased to $46.36 in 1993 from $44.33 in 1992, an increase of $2.03, or 4.6%, while occupancy declined 0.5 percentage points. As anticipated, the Company's image enhancement program caused temporary construction-related disruption in normal business operations and occupancies at inns undergoing the process. Also, management's decision to discontinue a coupon promotion used in 1992 had a positive impact on ADR, but had the effect of reducing occupancy in 1993. Available rooms for 1993 were 8,226,000 as compared to 7,916,000 for 1992, an increase of 310,000 available rooms, or 3.9%. The increase in the number of available rooms was due to the acquisition of 11 inns during the year ended December 31, 1993 and the acquisition of LQP in December of 1993.

    RESTAURANT RENTAL AND OTHER REVENUES decreased to $6,464,000 in 1993 from $7,208,000 in 1992, a decrease of $744,000, or 10.3%, primarily due to a reduction in earnings related to investments accounted for on the equity method.

    MANAGEMENT SERVICES revenue decreased to $6,857,000 in 1993 from $7,088,000 in 1992, a decrease of $231,000, or 3.2%. Management fees decreased due to there being two less licensees and the consolidation of LQP in December 1993, eliminating the related management fees charged by the Company to LQP for that month.

    DIRECT EXPENSES increased to $148,571,000 ($27.72 per occupied room) in 1993 compared to $135,474,000 ($26.11 per occupied room) in 1992, an increase of $13,097,000, or 9.7%. In 1993, approximately 42.4% of direct expenses consisted of salaries, wages, and related costs. As a percentage of total revenues, direct expenses increased to 54.7% in 1993 from 53.3% in 1992. The increase in direct expense resulted primarily from the Company's implementation of a complimentary continental breakfast at all La Quinta inns during the first quarter of 1993 (which amounted to $1.08 per occupied room). The Company acquired 11 inns during 1993 and did not acquire or convert any inns during 1992.

    CORPORATE EXPENSES decreased to $19,450,000 ($1.96 per available room, including Managed Inns) in 1993 from $23,961,000 ($2.46 per available room, including Managed Inns) in 1992, a decrease of $4,511,000, or 18.8%. As a percent of total revenues, corporate expenses decreased to 7.2% in 1993 from 9.4% in 1992. The 1992 corporate expenses included non-recurring charges of $2,696,000 to increase the allowance for certain notes receivable based upon estimates of the value of the real estate held as collateral for such notes and evaluations of the financial condition of certain borrowers and $210,000 related to other corporate expense items. The 1992 corporate expenses also include a provision related to the settlement of certain litigation of $775,000. The 1992 corporate expenses, before non-recurring charges, were $21,055,000 ($2.16 per available room, including Managed Inns). As a percent of total revenues, corporate expenses in 1992, before non-recurring charges, were 8.3%.


    The PROVISION FOR WRITE-DOWN OF PARTNERSHIP INVESTMENTS, LAND AND OTHER in 1992 includes charges related to the write-down of certain joint venture interests, land previously held for future development, computer equipment and other assets (see Note 8 of Notes to Combined Financial Statements).


    SEVERANCE AND OTHER EMPLOYEE RELATED COSTS in 1992 consisted of costs related to the severance of certain executive officers and other employees, executive search fees and relocation costs for new officers.


    PERFORMANCE STOCK OPTION relates to the costs of stock options which became exercisable when the average price of the Company's stock reached $30 per share (pre-split) for twenty consecutive days. Performance stock option expense and certain other options were accelerated as a result of this condition being met (see Note 5 of Notes to Combined Financial Statements).

    DEPRECIATION, AMORTIZATION AND FIXED ASSET RETIREMENTS decreased to $24,055,000 in 1993 from $24,793,000 in 1992, a decrease of $738,000, or 3.0%.
The decrease in depreciation, amortization and fixed asset retirements was due to assets which became fully depreciated during 1993 and the write-off of computer equipment and signage in the prior year. Replacement and installation of new computer equipment and signs was substantially completed in the latter part of 1993.

    As a result of the above, OPERATING INCOME increased to $75,367,000 in 1993 from $34,575,000 in 1992, an increase of $40,792,000, or 118.0%. Operating income before a non-recurring, non-cash charge of approximately $4,407,000 to recognize compensation expense related to the vesting of performance stock options, increased to $79,774,000 in 1993 from $73,112,000 in 1992 before write-downs, severance and employee related costs and other non-recurring charges, an increase of $6,662,000, or 9.1%.

    INTEREST INCOME decreased to $5,147,000 in 1993 from $6,041,000 in 1992, a decrease of $894,000, or 14.8%. The decrease in interest income is primarily attributable to principal reductions on the AEW Note of $16,700,000 and $19,300,000 in September and December 1993, respectively, and the corresponding reduction in interest earned thereon. As of December 31, 1993, the AEW Note had been fully collected.

    INTEREST ON LONG TERM DEBT decreased to $31,366,000 in 1993 from $33,087,000 in 1992, a decrease of $1,721,000, or 5.2%. The decrease in interest expense is attributable to the early extinguishment of approximately $117,000,000 of certain high interest rate debt with proceeds from the Company's 9 1/4% Senior Subordinated Notes due 2003 and bank financing which more than offset interest on borrowings to purchase limited partners' interests. In addition, certain Industrial Revenue Bond issues were refinanced to obtain more favorable interest rates.

    PARTNERS' EQUITY IN EARNINGS AND LOSSES decreased to $12,965,000 in 1993 from $15,081,000 in 1992, a decrease of $2,116,000, or 14.0%. The decrease in partners' equity in earnings and losses is attributable to the acquisition of limited partners' interests in 14 combined unincorporated partnerships and joint ventures partially offset by increases in the earnings of LQDP. As of December 31, 1993, LQDP operated 37 inns compared to 28 inns as of December 31, 1992.

    NET (GAIN) LOSS ON PROPERTY TRANSACTIONS decreased to a loss of $4,347,000 in 1993 from a gain of ($282,000) in 1992. The loss in 1993 includes a $4,900,000 loss related to the Company's conveyance to the mortgagee of title to the property on which the Company's headquarters were located.

    INCOME TAXES for 1993 were calculated using an estimated effective income tax rate of 39%.

    For the reasons discussed above, the Company reported EARNINGS (LOSS) BEFORE EXTRAORDINARY ITEMS AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE of $19,420,000 in 1993 compared with a loss of ($7,796,000) in 1992, an increase of $27,216,000.

    The Company reported EXTRAORDINARY ITEMS, NET OF INCOME TAXES of ($619,000) in 1993 compared with ($958,000) in 1992. The 1993 extraordinary loss consisted of ($6,007,000), ($3,664,000) net of income taxes, related to the early extinguishment and refinancing of certain debt partially offset by an extraordinary gain of $4,991,000, $3,045,000 net of income taxes, resulting from the Company's transfer of ownership to the mortgagee of property on which the Company's headquarters were located. The 1992 extraordinary loss was primarily a result of the refinancing of three industrial revenue bond issues totaling $12,910,000 in principal amount. In addition, the Company retired its 10% Convertible Subordinated Debentures due 2002.


    The CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING FOR INCOME TAXES of $1,500,000, or $0.03 per share, in 1993 was the result of the implementation of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes."


    For the reasons discussed above, the Company reported NET EARNINGS of $20,301,000 in 1993 compared with a net loss of ($8,754,000) in 1992, an increase of $29,055,000.

CAPITAL RESOURCES AND LIQUIDITY

    In general, the Company has historically financed its development program through partnerships with financial institutions, a public debt offering and borrowings under the Company's credit facilities. During the three months ended March 31, 1995 and March 31, 1994 and the years ended December 31, 1994 and 1993, the Company funded a majority of its development program through LQDP. Most of the Company's inns and adjacent restaurant land and buildings are pledged to secure long term debt of the Company. Distributions of cash, if any, from the Company's joint ventures and partnerships are made from cash available after payment of operating expenses, debt service, capital expenditures and acquisition and development of new inns.

    At March 31, 1995, the Company had $3,053,000 of cash and cash equivalents, an increase of $464,000 from December 31, 1994. At March 31, 1995, the Company had $57,650,000 available on its credit facilities.

    On April 21, 1995, the Company completed negotiations to amend its existing credit facilities. The amended credit facilities provide the Company with a $75,000,000 secured line of credit and a $141,500,000 secured term credit facility. Borrowings under the secured line of credit will mature May 31, 1999. Borrowings under the secured term credit facility require semi-annual principal payments commencing May 30, 1997 through May 30, 2002. Borrowings under each of these credit facilities bear interest at either LIBOR, the prime rate or certificate of deposit rate, plus an applicable margin, as defined in the related credit agreements. Currently, borrowings bear interest at either LIBOR plus 3/4%, the prime rate, or the certificate of deposit rate plus 7/8%. The applicable margin is determined quarterly based upon predetermined levels of indebtedness to cash flows as defined in the related credit agreements. The Company pays a commitment fee of 0.25% per annum on the daily average unused portion of the credit facilities.


    On April 21, 1995, the $35,000,000 unsecured line of credit among LQDP and participating banks was amended. LQDP also completed negotiations for a $30,000,000, 364-day unsecured line of credit with participating banks. The unsecured line of credit and 364-day unsecured line of credit bear interest at either LIBOR, the prime rate or certificate of deposit rate, plus LQDP's applicable margin, as defined in the related credit agreements. As of April 21, 1995, borrowings under both unsecured lines of credit bear interest at either LIBOR plus 5/8%, the prime rate, or the certificate of deposit rate plus 3/4%. LQDP's applicable margin is determined quarterly based upon predetermined levels of LQDP's indebtedness to cash flows, as defined in the related credit agreements. The unsecured line of credit and 364-day unsecured line of credit mature May 31, 1997 and April 19, 1996, respectively. LQDP pays a commitment fee of 0.20% and 0.15% per annum on the daily unused portion of the unsecured line of credit and the 364-day unsecured line of credit, respectively.



    The Company financed the $48.2 million acquisition of the remaining one-third of AEW's interest in LQDP by borrowing $30 million under LQDP's 364-day unsecured line of credit, and the balance under the Company's and LQDP's credit facilities. The Company intends to renew the 364-day unsecured line of credit annually, subject to the consent of the lenders. As of May 31, 1995, the Company would have had $21,475,000 available on its existing credit facilities, including the amount available on LQDP's credit facilities, after giving effect to the AEW Transaction.



    On January 23, 1992, with the approval of the Company's Board of Directors, the Company entered into two interest rate swap agreements (the "Agreements") which exchanged the Company's variable rate interest payments for the fixed rate interest payments of a major financial institution (the "Counterparty"). The debt ("Notional Amount") underlying the Agreements is $16,890,000 and $44,420,000. Under the Agreements, the Company effectively pays a fixed rate of interest at 6.50% and 5.26% and the Counterparty pays a percentage of prime interest rate and the variable rate demand note interest rate ("VRDN"). In the event the VRDN rate exceeds the fixed interest rate of 5.26% or the percentage of prime interest rate exceeds 6.5%, the Counterparty pays to the Company that difference times the Notional Amount, on a monthly basis. Should the fixed interest rate of 5.26% exceed the VRDN interest rate or the fixed interest rate of 6.5% exceed the percentage of prime interest rate, the Company pays the difference times the Notional Amount to the Counterparty, on a monthly basis. These Agreements resulted in net payments to the Counterparty of $125,000, $346,000, $1,040,000, $1,427,000 and $1,184,000 in the three months ended March
31, 1995 and 1994 and the years ended December 31, 1994, 1993 and 1992, respectively. The Agreements expire on February 1, 1997, and the Notional Amounts are reduced over the life of the Agreements by scheduled amortization payments. At March 31, 1995, the Notional Amounts of debt remaining under the Agreements are $10,657,000 and $35,625,000, which bear interest at a weighted average variable interest rate of 6.85% and 4.19%, respectively. The VRDN rate decreased from 4.32% at December 31, 1994 to 3.95% at March 31, 1995.


    The Company is exposed to market risk associated with fluctuations in interest rates. By entering into the interest rate swap agreements described above, the Company reduced its exposure to rising interest rates on the aforementioned variable interest rate debt and has effectively fixed the rate on such debt at a level acceptable to the Company given the length of the Agreements and the risk of interest rate changes. The Company is exposed to credit risk to the extent that the Counterparty fails to perform under the Agreements. The Company has mitigated its credit risk by entering into the Agreements with a major financial institution, which has received an "A" rating from Standard and Poor's Corporation and an "A2" rating from Moody's Investors Service on senior unsecured debt. The Company regularly monitors the credit ratings of the Counterparty and considers the risk of default remote.

    Net cash provided by operating activities improved to $30,995,000 in the 1995 Three Months from $11,337,000 in the 1994 Three Months, an increase of $19,658,000, or 173.4%. The increase was the result of improvements in occupancy percentage and ADR and an increase in operating margins. Net cash provided by operating activities increased to $94,233,000 in 1994 from $78,043,000 in 1993, an increase of $16,190,000, or 20.7%. The increase was primarily due to increased inn revenues and an increase in accrued expenses due to the timing of payment. Net cash provided by operating activities increased to $78,043,000 in 1993 from $60,853,000 in 1992, an increase of $17,190,000, or 28.2%. The majority of the increase was due to an increase in inn revenues as a result of increased occupancy percentage and ADR.

    Net cash used by investing activities decreased to $14,713,000 in the 1995 Three Months from $40,012,000 in the 1994 Three Months, a decrease of $25,299,000, or 63.2%. The 1995 Three Months capital expenditures consist of the purchase of two inns compared to the 1994 Three Months capital expenditures which include costs related to the Company's image enhancement program and the purchase of the remaining units of LQP. Net cash used by investing activities increased to $156,492,000 in 1994 from $145,027,000 in 1993, an increase of
$11,465,000, or 7.9%. The increase was related to capital expenditures related to the image enhancement program, purchase and conversion of inns, the purchase of units of LQP and the acquisition of the CIGNA partnerships. Net cash used by investing activities increased to $145,027,000 in 1993 from $15,166,000 in 1992, an increase of $129,861,000. The increase was related to the acquisition of 82% of LQP, the acquisition of the partners' interest in 14 unincorporated joint ventures and partnerships, the acquisition of 11 inns and capital expenditures related to the Company's image enhancement program.

    Net cash used by financing activities was ($15,818,000) in the 1995 Three Months compared to net cash provided by financing activities of $21,191,000 in the 1994 Three Months. Payments on the Company's credit facilities, dividends to shareholders and a reduction in the proceeds received on the Company's credit facilities and long term borrowings contributed to the increase in cash used by financing activities. Net cash provided by financing activities was $41,000,000 in 1994 compared to $77,971,000 in 1993. The decrease in cash provided by financing activities was the result of the payments on the secured line of credit and long term borrowings, dividends to shareholders and purchase of treasury stock. Net cash provided by financing activities in 1993 was $77,971,000 compared to net cash used by financing activities of ($40,781,000) in 1992. The increase was a result of the issuance of the 9 1/4% Senior Subordinated Notes due 2003, the collection of the AEW Note and the decrease in distributions to partners partially offset by payments on long term debt.

    During 1994, the Company repurchased a total of 373,000 shares (post-split) of its Common Stock for approximately $7,115,000 under a plan approved by the Board of Directors to repurchase up to $10,000,000 of its Common Stock. Additional purchases will be made from time to time in the open market as deemed appropriate by the Company.

COMMITMENTS

    In accordance with the unincorporated partnership or joint venture agreements executed by the Company, La Quinta is committed to advance funds necessary to cover operating expenses of joint ventures. Three unincorporated partnerships and joint ventures executed promissory notes in which the Company guaranteed to fund amounts not to exceed $650,000 in the aggregate. As of March 31, 1995, the Company had no advances outstanding to the unincorporated partnerships and joint ventures.

    The estimated additional cost to complete the conversion and renovation of inns for which commitments have been made is $5,700,000 at March 31, 1995. Funds on hand, committed and anticipated from cash flow are sufficient to complete these projects.

    In accordance with the requirements of an escrow agreement related to a pool of mortgage notes executed by the Company and a third party lender, the Company is required to make annual deposits into an escrow account for the purpose of establishing a reserve for the replacement of furnishings, fixtures and equipment used on or incorporated into the mortgaged properties. The Company shall be relieved of its obligation to make such annual deposits for any year in which the escrow account has an aggregate balance of $2,431,000. At March 31, 1995 and March 31, 1994, the Company had reserved the full amount.

    In 1993, the Company entered into a ten year operating lease for its corporate headquarters in San Antonio. In addition, the Company entered into a ten year lease in December 1993 to house the Company's reservation facilities.


    On June 15, 1995, AEW notified the Company that it would exercise, subject to certain conditions, its option to convert two-thirds of its ownership interest in LQDP into 5,299,821 shares of the Company's Common Stock. AEW also agreed to sell the remaining one-third of its ownership interest in LQDP to the Company for a negotiated price of $48.2 million in cash. The AEW Transaction was consummated on July 3, 1995. In the third quarter of 1995, the Company will record $46.4 million associated with the exercise of AEW's conversion option as a deduction presented below net earnings in the Statement of Operations (Conversion of Partner's Interest into Common Stock) in arriving at net earnings available to common shareholders. This non-recurring, non-cash item is directly attributable to the AEW Transaction and is not reflected in the pro forma condensed statement of operations included herein. See "Pro Forma Financial Data."


    Funds on hand, anticipated from future cash flows and available on the Company's and LQDP's credit facilities are sufficient to fund operating expenses, debt service and other capital requirements through at least the second quarter of 1996. The Company will evaluate from time to time the necessity of other financing alternatives.

SEASONALITY

    The lodging industry is seasonal in nature. Generally, the Company's inn revenues are greater in the second and third quarters than in the first and fourth quarters. This seasonality can be expected to cause quarterly fluctuations in the revenues, profit margins and net earnings of the Company.

INCOME TAXES


    In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This Statement requires the use of the asset and liability method of accounting for deferred income taxes and was implemented in 1993. The impact of the Statement's implementation has been disclosed in Note 4 of Notes to Combined Financial Statements.


ACCOUNTING PRONOUNCEMENT

    In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement, which is effective for fiscal years beginning after December 15, 1995, requires that an entity evaluate long-lived assets and certain other identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Impairment loss meeting the recognition criteria is to be measured as the amount by which the carrying amount for financial reporting purposes exceeds the fair value of the asset. The Company plans to adopt this statement in 1996 and does not expect adoption of the statement to have a material effect, if any, on the Company's financial position or results of operations.

INFLATION

    The rate of inflation as measured by changes in the average consumer price index has not had a material effect on the revenues or net earnings (loss) of the Company in the three most recent years.

                                    BUSINESS


    La Quinta is the second largest owner/operator of hotels in the United States, with 236 inns and more than 30,000 rooms. La Quinta operates primarily in the mid-priced segment of the lodging industry, as defined by Smith Travel Research, an independent lodging industry research firm. La Quinta achieved an average occupancy percentage of 70.1% and an ADR of $47.65 for the year ended December 31, 1994. Founded in 1968, the Company has inns located in 29 states, with strategic concentrations in Texas, Florida and California. La Quinta currently owns a 100% interest in 228 of its inns and a 50% or greater interest in an additional seven inns. La Quinta operates all of its inns other than one licensed inn. La Quinta's business strategy is to continue to expand its successful core business as an owner/operator in the mid-priced segment of the lodging industry.


    The Company was founded in San Antonio, Texas in 1968. La Quinta was originally incorporated and became a publicly traded entity in 1972 and is incorporated under the laws of the State of Texas. The principal executive offices are located at Weston Centre, 112 E. Pecan Street, San Antonio, Texas 78299-2636, telephone (210) 302-6000.

OWNERSHIP AND MANAGEMENT CONTROL

    Unlike most major chains in the lodging industry, La Quinta owns and manages all but one of the inns that carry its brand. The Company believes that much of its success is attributable to this operating control, which allows the Company to achieve a higher level of consistency in both product quality and service than its competitors. In addition, its operating control gives La Quinta the ability to offer new services, determine expansion strategies, set pricing and make other marketing decisions on a system-wide or local basis as conditions dictate, without consulting third-party owners, management companies or franchisees as required of most other lodging chains.

BRAND IMAGE

    La Quinta has taken major steps to assure uniform high quality at its inns. In 1993 and 1994, the Company invested approximately $65 million in a comprehensive chainwide image enhancement program designed to give all of its inns a new, fresh appearance while preserving their unique character. The program, which was substantially completed in mid-1994, featured new signage displaying a distinctive new logo, along with exterior and lobby upgrades including brighter colors, more extensive lighting, additional landscaping, enhanced guest entry and a full lobby renovation with contemporary furnishings and seating areas for continental breakfast.

    As a result of its ability to provide consistently high-quality, convenient accommodations and excellent value, the Company believes that it has established La Quinta as a strong, well-regarded mid-priced brand. The Company believes that its brand recognition and reputation have enhanced the performance of its existing inns and should provide an advantage for inns added in the future.

FOCUSED GROWTH STRATEGY; OWNERSHIP OF INNS


    La Quinta attributes its strong operating performance in large part to the successful implementation of a three-part strategic plan formulated by the Company's senior management team after their arrival at the Company in 1992. First, management substantially restructured the Company, which historically had financed a large part of its development through partnerships and joint ventures with financial institutions, by purchasing its partners' interests in 19 unincorporated joint ventures and partnerships since 1993 (including the AEW Transaction). The Company also refinanced a majority of its outstanding debt, and instituted corporate and operating-level cost controls. Second, management reimaged all La Quinta inns through the system-wide image enhancement program. Third, the Company demonstrated its ability to grow the number of inns -- acquiring 11 inns in 1993, 15 inns in 1994 and nine inns in the first six months of 1995 -- while increasing profitability.


    The Company intends to focus both on INTERNAL GROWTH -- enhancing revenues, cash flow and profitability at its current portfolio of inns, and EXTERNAL GROWTH -- adding new inns through opportunistic acquisitions and conversions of existing properties and selective new construction. The Company's external growth strategy is to reinforce its presence in existing markets and expand selectively into new markets. At current prices, acquisition and conversion of existing properties is generally more cost effective than new construction. The Company estimates that its current average cost of aquiring and converting an inn to the La Quinta brand is approximately $40,000 to $45,000 per room. The Company plans to construct new inns in those strategic markets where acquisition and conversion of existing inns at a discount to replacement cost is not available. The Company estimates that the average cost to construct a new inn will be approximately $50,000 to $55,000 per room. For the twelve months ended March 31, 1995, the Company generated $72.3 million of cash flow after required interest payments, maintenance capital expenditures (assumed to be 5% of room revenues), dividends, taxes and partner distributions, providing an internal source of funding to support its growth plan.


    The following table describes the composition of inns in the La Quinta chain at June 30, 1995 and as adjusted for the AEW Transaction, and at December 31, 1992:



                                                              JUNE 30, 1995                           DECEMBER 31, 1992
                                          -----------------------------------------------------   -------------------------
                                                 AS ADJUSTED                   ACTUAL                      ACTUAL
                                          -------------------------   -------------------------   -------------------------
                                                         LA QUINTA                   LA QUINTA                   LA QUINTA
                                                 TOTAL   EQUIVALENT          TOTAL   EQUIVALENT          TOTAL   EQUIVALENT
                                          INNS   ROOMS   ROOMS (1)    INNS   ROOMS   ROOMS (1)    INNS   ROOMS   ROOMS (1)
                                          ----   ------  ----------   ----   ------  ----------   ----   ------  ----------
Owned 100%..............................  228    29,352    29,352     181    22,927    22,927       89   11,456    11,456
Owned 40-80%............................    7      836        467      54    7,261      3,037       80   10,218     4,919
                                          ----   ------  ----------   ----   ------  ----------   ----   ------  ----------
Total Company owned and operated........  235    30,188    29,819     235    30,188    25,964      169   21,674    16,375
Managed inns............................  --      --        --        --      --        --          40(2) 4,978        75
Licensed inns...........................    1      120      --          1      120      --           3     366      --
                                          ----   ------  ----------   ----   ------  ----------   ----   ------  ----------
                                          236    30,308    29,819     236    30,308    25,964      212   27,018    16,450
                                          ----   ------  ----------   ----   ------  ----------   ----   ------  ----------
                                          ----   ------  ----------   ----   ------  ----------   ----   ------  ----------

- ------------------------------
(1)  Represents the Company's proportionate ownership interest in total rooms.
(2) Managed inns represent inns in LQP and the CIGNA partnerships, which were subsequently acquired by the Company.


FACILITIES AND SERVICES


    The typical La Quinta inn contains approximately 130 spacious, quiet and comfortably furnished guest rooms averaging 300 square feet in size. Guests at a La Quinta inn are offered a wide range of amenities and services, including complimentary continental breakfast, free unlimited local telephone calls, remote-control televisions with a premium movie channel, a swimming pool, same-day laundry and dry cleaning, fax services, 24-hour front desk and message service, smoking/non-smoking rooms and free parking. La Quinta guests typically have convenient access to food service at adjacent free-standing restaurants, including national chains such as Cracker Barrel, IHOP, Denny's and Perkins. La Quinta has an ownership interest in 126 of these adjacent restaurant buildings, which it leases to restaurant operators.


    La Quinta inns appeal to guests who desire high-quality rooms, convenient locations and attractive prices, but who do not require banquet and convention facilities, in-house restaurants, cocktail lounges or room service. By eliminating the costs of these management-intensive facilities and services, La Quinta believes it offers its customers exceptional value by providing rooms that are comparable in quality to full-service hotels at lower prices.

    To maintain the overall quality of La Quinta's inns, each inn undergoes refurbishments and capital improvements as needed. Typically, refurbishing has been provided at intervals of between five and seven years, based on an annual review of the condition of each inn. In the three months ended March 31, 1995 and 1994 and each of the years ended December 31, 1994, 1993 and 1992, the Company spent approximately $4.9 million, $27.4 million, $75.2 million, $32.6 million and $15.5 million, respectively, on capital improvements to existing inns. The amounts for the three months ended March 31, 1995 and 1994 and the years ended December 31, 1994 and 1993 include expenditures related to the Company's image enhancement program. As a result of these expenditures, the Company believes it has been able to maintain a chainwide quality of rooms and common areas at its inns that is more consistent than other national mid-priced hotel chains.

CUSTOMER BASE AND MARKETING

    La Quinta's combination of consistent, high-quality accommodations and good value is attractive to business customers, who account for more than 50% of rooms rented. These core customers typically visit a given area several times a year, and include salespersons covering a specific territory, government and military personnel and technicians. The profile of a typical La Quinta customer is a college educated business traveler, age 25 to 54, who has a middle management, white collar occupation or upper level blue collar occupation. The Company also targets both vacation travelers and senior citizens. For the convenience of these targeted customer groups, inns are generally located near suburban office parks, major traffic arteries or destination areas such as airports and convention centers.

    La Quinta has developed a strong following among its customers; internal customer surveys show that the average customer spends 16 nights per year in a La Quinta inn. The Company focuses a number of its marketing programs on maintaining a high number of repeat customers. For example, La Quinta promotes a "Returns-Registered Trademark- Club" offering members preferred status and rates at La Quinta inns, along with rewards for frequent stays. The Returns Club had approximately 230,000 members as of May 31, 1995.

    The Company focuses on reaching its target markets by utilizing advertising, direct sales, repeat traveler incentive programs and other marketing programs targeted at specific customer segments. The Company advertises primarily through network and local radio, television networks and print advertisements which focus on quality and value. The Company utilizes the same campaign concept throughout the country with minor modifications made to address regional differences. The Company also utilizes billboard advertisements along major highways which announce a La Quinta inn's presence in upcoming towns.

    The Company markets directly to companies and other organizations through its direct sales force of 40 sales representatives and managers. This sales force calls on companies which have a significant number of individuals traveling in the regions in which La Quinta operates and which are capable of producing a high volume of room nights.

    The Company provides a central reservation system,
"teLQuik-Registered Trademark-," which currently accounts for advance reservations for approximately 27% of room nights. The teLQuik system allows customers to make reservations by dialing 1-800-531-5900 toll free, or from special reservations phones placed in all La Quinta inns. The teLQuik system enables guests to make their next night's reservations from their previous night's La Quinta inn. In addition, approximately 47% of room nights reflect advance reservations made directly with individual inns and forwarded to the central reservation system. In total, advance reservations account for approximately 74% of room nights. In 1994, the Company completed a new reservation center, which is a part of its program to improve operating results by providing state-of-the-art technology in processing reservations more efficiently. La Quinta, through its national sales managers, markets its reservation services to travel agents and corporate travel planners who may access teLQuik through the five major airline reservation systems.

THE LODGING INDUSTRY


    Conditions in the lodging industry have improved significantly since the beginning of 1992, with occupancy percentages, ADR and profitability increasing through the end of the first quarter of 1995, the last quarter for which such industry information is available. The lodging industry as a whole earned pre-tax profits of approximately $5.5 billion in 1994, more than double the level of pre-tax profitability achieved in 1993.



    The key elements underlying the industry's strong operating performance  are
(i) increased economic activity, which has resulted in growth in demand for hotel rooms, coupled with (ii) growth in new room supply that has been significantly lower than the growth in demand. Room demand growth exceeded the rate of new room supply by 2.0%, 2.6% and 3.3% in 1992, 1993 and 1994, respectively. However, historical industry performance may not be indicative of future results. See "Risk Factors -- Risks of the Lodging Industry."


EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

    TOTAL U.S. LODGING INDUSTRY DEMAND GROWTH MARGIN
(% Growth in Room Demand Less % Growth in Room Supply)
1991                                                           -2.5%
1992                                                            2.0%
1993                                                            2.6%
1994                                                            3.3%

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

TOTAL U.S. OCCUPANCY AND ADR
(% Increase/Decrease)
                                 Occupancy        ADR
1991                                 -2.4%       0.6%
1992                                  2.0%       1.4%
1993                                  2.6%       2.8%
1994                                  2.4%       3.8%

Source: Smith Travel Research

    In this favorable supply/demand environment, with an excess of demand growth over supply growth, lodging companies like La Quinta have demonstrated a significant degree of "pricing power," which describes a hotel's ability to increase ADR without adversely affecting occupancy percentages. For example, industry-wide ADR grew 3.8% in 1994 versus 1993, while industry average occupancy percentages increased 2.4% over the same period. ADR growth exceeded the rate of inflation in 1994 by 1.2%, the first year of real rate growth after seven years of decline. Industry-wide ADR in the first three months of 1995 increased 4.9% over the first three months of 1994, with occupancy percentages up 1.5% over the comparable 1994 first-quarter results.

    The mid-priced lodging industry segment in which La Quinta primarily operates has also experienced favorable operating results. In both 1994 and the first quarter of 1995, demand growth exceeded supply growth in this segment by a wider margin than in any other lodging industry segment except luxury hotels. In addition, REVPAR grew by 5.5% in the mid-priced segment in 1994 versus 1993. Only the luxury segment experienced higher REVPAR growth in 1994. The mid-priced segment continued to have strong REVPAR growth in the first quarter of 1995, with REVPAR increasing 5.9% over the comparable period in 1994. The foregoing industry data is based on information provided by Smith Travel Research.

OPERATIONS

    Management of the La Quinta chain is coordinated from the Company's headquarters in San Antonio, Texas. Centralized corporate services and functions include marketing, financing, accounting and reporting, purchasing, quality control, development, legal, reservations and training.

    Inn operations are currently organized into Eastern, Western and Central divisions with each division headed by a Divisional Vice President. Regional Managers report to the Divisional Vice Presidents and are each responsible for approximately 12 inns. Regional Managers are responsible for the service, cleanliness and profitability of the inns in their regions.

    Individual inns are typically managed by resident managers who live on the premises. Managers receive inn management training which includes an emphasis on service, cleanliness, cost controls, sales and basic repair skills. Because La Quinta's professionally trained managers are substantially relieved of responsibility for food service, they are able to devote their attention to assuring friendly guest service and quality facilities, consistent with chain-wide standards. On a typical day shift, each inn manager will supervise one housekeeping supervisor, eight room attendants, two laundry workers, two general maintenance persons and three front desk service representatives.

    At March 31, 1995, La Quinta employed approximately 6,800 persons, of whom approximately 89% were compensated on an hourly basis. Approximately 260 individuals were employed at corporate and 6,540 were employed as inn managers and employees. The Company's employees are not currently represented by labor unions. Management believes its ongoing labor relations are good.

PROPERTIES


    At  June  30,  1995,  there  were  236  inns  located  in  29  states   with
concentrations in Texas, Florida and California. The states and cities in which the inns are located are set forth in the following table:


ALABAMA
Birmingham
Huntsville (2)
Mobile
Montgomery
Tuscaloosa

ARIZONA
Phoenix (3)
Tucson (2)

ARKANSAS
Little Rock (5)

CALIFORNIA
Bakersfield
Costa Mesa
Fresno
Irvine
La Palma
Redding
Sacramento (2)
San Bernardino
San Diego (3)
San Francisco
Stockton
Ventura

COLORADO
Colorado Springs
Denver (7)

FLORIDA
Coral Springs
Daytona Beach
Deerfield Beach
Ft. Myers
Gainesville
Jacksonville (3)
Miami
Orlando (3)
Pensacola
Tallahassee (2)
Tampa (5)

GEORGIA
Atlanta (7)
Augusta
Columbus
Savannah (2)

ILLINOIS
Champaign
Chicago Metro Area (5)
Moline

INDIANA
Indianapolis (2)
Merrillville

KANSAS
Lenexa
Wichita

KENTUCKY
Lexington

LOUISIANA
Baton Rouge
Bossier City
Kenner
Lafayette
Monroe
New Orleans (5)
Slidell
Sulphur

MICHIGAN
Kalamazoo

MISSISSIPPI
Jackson (2)
MISSOURI
St. Louis

NEBRASKA
Omaha

NEVADA
Las Vegas (2)
Reno

NEW MEXICO
Albuquerque (3)
Farmington
Las Cruces
Santa Fe

NORTH CAROLINA
Charlotte (2)

OHIO
Columbus

OKLAHOMA
Oklahoma City (3)
Tulsa (3)

PENNSYLVANIA
Pittsburgh

SOUTH CAROLINA
Anderson
Charleston
Columbia
Greenville

TENNESSEE
Chattanooga
Kingsport
Knoxville (2)
Memphis (3)
Nashville (3)

TEXAS
Abilene
Amarillo (2)
Arlington
Austin (5)
Beaumont
Bedford
Brownsville
Clute
College Station
Corpus Christi (2)
Dallas Metro Area (12)
Del Rio
Denton
Eagle Pass
El Paso (3)
Fort Stockton
Fort Worth (2)
Galveston
Georgetown
Harlingen
Houston Metro Area (17)
Killeen
Laredo
Longview
Lubbock (2)
Lufkin
TEXAS (CONTINUED)
Midland
Nacogdoches
Odessa
Round Rock
San Angelo
San Antonio (11)
San Marcos
Temple
Texarkana
Tyler
Victoria
Waco
Wichita Falls

UTAH
Layton
Salt Lake City

VIRGINIA
Bristol
Hampton
Richmond
Virginia Beach

WASHINGTON
Seattle (2)
Tacoma

WYOMING
Casper
Cheyenne
Rock Springs

LICENSED
LA QUINTA INNS

TEXAS
McAllen

OTHER
OWNED INNS
(operated under other brands)

GEORGIA
Columbus

TEXAS
El Paso
La Marque
San Antonio

    Typically, food service for La Quinta guests is provided by adjacent, free standing restaurants. At June 30, 1995, the Company had an ownership interest in 126 restaurant buildings adjacent to its inns. These 126 restaurant buildings are owned by the Company or its partnerships and joint ventures, which own the related inn. These restaurant buildings generally are leased pursuant to build-to-suit leases that require the operator to pay, in addition to minimum and percentage rentals, all expenses, including building maintenance, taxes and insurance. The Company's ownership interests in such restaurant buildings are as follows, after giving effect to the AEW Transaction:


                                                                  RESTAURANT BUILDINGS
                                                                 -----------------------
Owned 100%.....................................................               121
Owned 50-67%...................................................                 5
                                                                              ---
                                                                              126
                                                                              ---
                                                                              ---

    Most of the Company's inns and restaurants are pledged to secure long term debt maturing in various years from 1995 to 2015. (See note 2 of Notes to Combined Financial Statements.)

COMPETITION

    Each La Quinta inn competes in its market area with numerous full service lodging brands, especially in the mid-priced segment, and with numerous other hotels, motels and other lodging establishments. Chains such as Hampton Inns, Courtyard by Marriott, Fairfield Inns and Drury Inns are direct competitors of La Quinta. Other well-known competitors include Holiday Inns, Ramada Inns, Red Roof Inns and Comfort Inns. There is no single competitor or group of competitors of La Quinta that is dominant in the lodging industry. Competitive factors in the industry include reasonableness of room rates, quality of accommodations, degree of service and convenience of locations.


    The lodging industry in general, including La Quinta, may be adversely affected by national and regional economic conditions and government regulations. The demand for accommodations at a particular inn may be adversely affected by many factors including changes in travel patterns, local and regional economic conditions and the degree of competition with other lodging establishments in the area. See "Risk Factors -- Risks of the Lodging Industry" and "-- Competition."

LICENSING

    The Company selectively licensed the name "La Quinta-Registered Trademark-" to others for operations in the United States until February 1977, at which time La Quinta discontinued its domestic licensing program to unrelated third parties. One inn remains in operation under a licensing agreement.

    During 1994, the Company entered into agreements with four Mexican investor groups (the "Development Accord") for the purpose of developing 22 La Quinta inns in 15 cities in Mexico. Each of the inns will be developed and 100% owned by a Mexican investor group and managed by the Company under long-term management agreements (pursuant to which the Company will receive management and licensing fees). On December 20, 1994, the Mexican government allowed the peso to trade freely against the U.S. dollar. As a result, the peso suffered a significant, immediate devaluation against the U.S. dollar. This resulted in economic conditions that have delayed commencement of construction of La Quinta inns under the Development Accord. The construction of the first La Quinta inn under the Development Accord is anticipated to begin when economic conditions in Mexico stabilize.

    "La Quinta-Registered Trademark-," "teLQuik-Registered Trademark-" and "Returns-Registered Trademark- Club" have been registered as service marks by La Quinta with the U.S. Patent and Trademark Office and variously in Mexico, Canada, the United Kingdom and the Netherland Antilles.

EMPLOYMENT AND OTHER GOVERNMENT REGULATION

    The lodging industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food and beverage (such as health and liquor license laws) and building and zoning requirements. Also, the Company is subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. An increase in the minimum wage rate, employee benefit costs or other costs associated with employees, could adversely affect the Company. Both at the federal and state level from time to time, there are proposals under consideration to increase the minimum wage. Under the Americans with Disabilities

Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. Although the Company has taken actions to comply with the ADA, no assurance can be given that a material ADA claim will not be asserted against the Company. These and other initiatives could adversely affect the Company as well as the lodging industry in general.

    Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, certain environmental laws and common law principles could be used to impose liability for release of asbestos-containing materials ("ACMs") into the air, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released ACMs. Environmental laws also may impose restrictions on the manner in which property may be used or business may be operated, and these restrictions may require expenditures. In connection with the ownership or operation of hotels and adjacent restaurant land and buildings, the Company may be potentially liable for any such costs or liabilities. Although the Company is currently not aware of any material environmental claims pending or threatened against it, no assurance can be given that a material environmental claim will not be asserted against the Company. The cost of defending against claims of liability or of remediating a contaminated property could have a material adverse affect on the results of operations of the Company.

LEGAL PROCEEDINGS

    In September 1993, a former officer of the Company filed suit against the Company and certain of its directors and their affiliate companies (the "La Quinta Defendants"). The suit, entitled WALTER J. BIEGLER V. LA QUINTA MOTOR INNS, INC., ET AL., is pending in the U.S. District Court for the Western District of Texas, San Antonio Division. The suit alleges breach of an employment agreement, misrepresentation, wrongful termination, self-dealing, breach of fiduciary duty, usurpation of corporate opportunity and tortious interference with contractual relations. Compensatory damages of $2,500,000 and exemplary damages of $5,000,000 are sought in the action. The court has pending before it the La Quinta Defendants' motion for summary judgment. The parties subsequently filed a required, joint Pre-Trial Order, in which the plaintiff has conceded a number of his claims. As yet, no trial date has been set for this action. The Company is vigorously defending against this suit.

    Actions for negligence or other tort claims occur routinely as an ordinary incident to the Company's business. Several lawsuits are pending against the Company which have arisen in the ordinary course of the business, but none of these proceedings involves a claim for damages (in excess of applicable excess umbrella insurance coverages) involving more than 10% of current assets of the Company. The Company does not anticipate any amounts which it may be required to pay as a result of an adverse determination of such legal proceedings and the matter discussed above, individually or in the aggregate, or any other relief granted by reason thereof, will have a material adverse effect on the Company's financial position or results of operations.

    The Company has established a paid loss program (the "Paid Loss Program") for inns owned and managed by the Company for commercial general liability insurance, automobile liability insurance and workers' compensation and employer's liability insurance. In addition to the Paid Loss Program, the Company has purchased excess umbrella liability policies and extended coverage property insurance and such other insurance as is customarily obtained for similar properties and which may be required by the terms of loan or similiar documents with respect to the inns. In connection with the general liability, workers' compensation and automobile coverages, all inns participate in the Paid Loss Program, under which claims and expenses are shared pro rata, with excess umbrella insurance being maintained to cover losses, claims and costs in excess of the deductible limits per matter of $500,000 for general liability, $500,000 for workers' compensation and $250,000 for automobile coverage. All pro rata expenses and premiums under the Paid Loss Program and such other insurance as is customarily obtained with respect to inns owned by persons other than the Company constitute direct operating expenses of said inns under the terms of the respective management agreements. General liability is allocated pro rata based on the number of rooms at each respective inn. Worker's compensation is allocated based on the amount of payroll and auto liability is allocated based on the number of vehicles at each respective inn.

                                   MANAGEMENT

    The following chart lists the Company's current directors and executive officers.


NAME                                                     AGE                   POSITION(S) WITH THE COMPANY
- ---------------------------------------------------      ---      ------------------------------------------------------
Gary L. Mead.......................................          47   President, Chief Executive Officer and Director
Michael A. Depatie.................................          38   Senior Vice President -- Finance
William C. Hammett, Jr.............................          48   Senior Vice President -- Accounting and Administration
Thomas W. Higgins..................................          48   Senior Vice President -- Operations
Stephen B. Hickey..................................          50   Senior Vice President -- Marketing
Steven T. Schultz..................................          48   Senior Vice President -- Development
John F. Schmutz....................................          47   Vice President -- General Counsel and Secretary
Dr. William H. Cunningham..........................          51   Director
Donald J. McNamara.................................          42   Director
Peter Sterling.....................................          53   Director
Thomas M. Taylor...................................          52   Director


    GARY L. MEAD has been Director, President and Chief Executive Officer of the Company since March 1992. He served as Executive Vice President -- Finance of Motel 6 G.P., Inc., the managing general partner of Motel 6, L.P., from October 1987 to January 1991.

    MICHAEL A. DEPATIE has been Senior Vice President -- Finance of the Company since July 1992. He served as Senior Vice President, Summerfield Hotel from May 1989 to July 1992. He served as Managing General Partner of PacWest Capital Partners from April 1988 to April 1989. He served as Vice President -- Finance of Residence Inn Company from July 1984 to July 1986 and Senior Vice President
- -- Finance from July 1986 to March 1988.

    WILLIAM C. HAMMETT, JR. has been Senior Vice President -- Accounting and Administration of the Company since June 1992. He served as Executive Vice President -- Finance of Motel 6 G.P., Inc., from February 1991 to June 1992. He served as Vice President -- Controller of Motel 6 G.P., Inc. from September 1988 to February 1991. He served as Controller of Spartan Food System from August 1973 to September 1988.

    THOMAS W. HIGGINS has been Senior Vice President -- Operations of the Company since September 1992. He served as Vice President -- Human Resources of the Company from June 1992 to September 1992. He served as Vice President -- Human Resources of Motel 6 G.P., Inc. from May 1988 to June 1992. He served as Director of Training Employment of General Mills from October 1986 to May 1988.

    STEPHEN B. HICKEY has been Senior Vice President -- Marketing of the Company since June 1995. He served as Senior Vice President -- Marketing of T.G.I. Friday's, Inc. from September 1989 to June 1995. He served as Vice President -- Corporate Marketing of Wendy's International from October 1988 to August 1989.

    STEVEN T. SCHULTZ has been Senior Vice President -- Development of the Company since June 1992. He served as Senior Vice President -- Development of Embassy Suites from October 1986 to June 1992.

    JOHN F. SCHMUTZ has been Vice President -- General Counsel and Secretary of the Company since June 1992. He served as Vice President -- General Counsel of Sbarro, Inc. from May 1991 to June 1992. He served as Vice President -- Legal of Hardee's Food Systems, Inc. from April 1983 to May 1991.

    DR. WILLIAM H. CUNNINGHAM has been a Director since 1985. He has been Chancellor of The University of Texas System since September 1992, and prior thereto, the President of The University of Texas at Austin since September
1985. He served as the Dean of the College of Business Administration and Graduate School of Business of The University of Texas at Austin from 1983 to August 1985 and a Professor of

Marketing, the University of Texas at Austin, since 1979. He is a director of Freeport McMoRan Inc., Jefferson-Pilot Corporation, LBJ Foundation Board and John Hancock Advisors (formerly Trans American Fund Management Group).


    DONALD J. MCNAMARA has been a Director since 1991. He has served as the Chairman of The Hampstead Group (a real estate investment firm) since September 1987. He is a director of Forum Retirement Partners, L.P.; a director of FelCor Suite Hotels, Inc.; and Chairman of the Board of Harvey Hotel Holdings, Inc.

    PETER STERLING has been a Director since 1991. He has served as the Vice President and Chief Financial Officer of Sid R. Bass, Inc. and Lee M. Bass, Inc. (diversified investment firms) since September 1, 1983.


    THOMAS M. TAYLOR has been a Director since 1991. He has served as Chairman of the Board of the Company since March 1994 and President of Thomas M. Taylor & Co. (an investment consulting firm) since May 1985. He is also President of TMT-FW (a diversified investment firm). He is a director of TPI Enterprises, Inc. and John Wiley & Sons, Inc.


    None of the directors or executive officers of the Company has a family relationship with any of the other directors or executive officers.

                       PRINCIPAL AND SELLING SHAREHOLDERS


    On June 15, 1995, the Selling Shareholder notified the Company that it would exercise, subject to certain conditions, its option to convert two-thirds of its ownership interest in LQDP into 5,299,821 shares of Common Stock pursuant to the La Quinta Development Partners, L.P. Amended and Restated Agreement of Limited Partnership dated March 21, 1990, as amended (the "LQDP Partnership Agreement"). The AEW Transaction was consummated on July 3, 1995. In addition to the shares issued upon conversion, the Selling Shareholder will sell in the Offering 20,250 shares of Common Stock that it currently owns, assuming that the U.S. Underwriters' over-allotment option is exercised in full. See "Prospectus Summary -- The Selling Shareholder." After the completion of the Offering, assuming the exercise of the over-allotment option in full, the Selling Shareholder will not own any shares of Common Stock.



    Under the LQDP Partnership Agreement, the Selling Shareholder was granted the right to appoint a director of the Company, which right will terminate after the completion of the Offering. An officer of the general partner of the Selling Shareholder, who had been appointed a director of the Company pursuant to this right, resigned as a director of the Company on June 13, 1995.


    The table below sets forth certain information regarding beneficial ownership of the Company's Common Stock, as of May 31, 1995, by (i) the Selling Shareholder and (ii) each person known to the Company to be a beneficial owner of more than 5% of the Common Stock. All percentages set forth below have been adjusted for the issuance of the Common Stock to the Selling Shareholder in the AEW Transaction.

                                                                         AT MAY 31, 1995
                                            --------------------------------------------------------------------------
                                                                           SHARES TO BE
                                             SHARES BENEFICIALLY OWNED     SOLD IN THE     SHARES BENEFICIALLY OWNED
                                               PRIOR TO THE OFFERING         OFFERING          AFTER THE OFFERING
                                            ----------------------------  --------------  ----------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER            NUMBER         PERCENT        NUMBER          NUMBER         PERCENT
- ------------------------------------------  ---------------  -----------  --------------  ---------------  -----------
AEW Partners, L.P.........................     5,320,071(1)      10.18%      5,320,071  (1)      --        (1)    --      %
 225 Franklin Street
 Boston, Massachusetts 02110
Thomas M. Taylor & Co.....................      2,322,979         4.44         --             2,322,979         4.44
Trust for the benefit of Mr. Taylor's               3,375        *             --                 3,375        *
 son......................................
Thomas M. Taylor..........................         60,750  (2)     *           --                60,750  (2)     *
Sid R. Bass, Inc..........................      2,765,305         5.29         --             2,765,305         5.29
Lee M. Bass, Inc..........................      2,765,305         5.29         --             2,765,305         5.29
The Bass Management Trust.................      2,861,392  (3)      5.48       --             2,861,392  (3)      5.48
The Airlie Group, L.P.....................      2,025,000         3.87         --             2,025,000         3.87
Annie R. Bass Grandson's Trust for Lee M.
 Bass.....................................        536,287         1.03          --             536,287          1.03
Annie R. Bass Grandson's Trust for Sid R.
 Bass.....................................       536,287          1.03          --             536,287          1.03
Douglas K. and Anne Marie Bratton.........         5,375          *             --               5,375          *
Douglas K. Bratton IRA....................         1,687          *             --               1,687          *
Miles Ellis Bratton 1991 Trust............         1,687          *             --               1,687          *
Bratton Family Foundation.................        10,000          *             --              10,000          *
Thomas W. Briggs..........................        16,875(4)       *             --              16,875(4)       *
Geoffrey P. Raynor........................        12,740(4)       *             --              12,740(4)       *
Michael N. Christodolou...................        10,125(4)       *             --              10,125(4)       *
W. Forrest Tempel.........................         3,375(4)       *             --               3,375(4)       *
Donald J. McNamara, III Trust.............         1,012(4)       *             --               1,012(4)       *
Donald J. McNamara........................       414,112(4)       *             --             414,112(4)       *
William P. Hallman, Jr....................       168,750(5)       *             --             168,750(5)       *
Peter Sterling Trusts.....................         8,437          *             --               8,437          *
Peter Sterling............................       286,874          *             --             286,874          *
                                            ---------------  -----------                  ---------------  -----------
 (as a Group)                                 14,817,729(6)      28.25         --            14,817,729  (6)     28.25
 c/o W. Robert Cotham
 2600 First City Bank Tower
 Fort Worth, Texas 76102

                                                                         AT MAY 31, 1995
                                            --------------------------------------------------------------------------
                                                                           SHARES TO BE
                                             SHARES BENEFICIALLY OWNED     SOLD IN THE     SHARES BENEFICIALLY OWNED
                                               PRIOR TO THE OFFERING         OFFERING          AFTER THE OFFERING
                                            ----------------------------  --------------  ----------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER            NUMBER         PERCENT        NUMBER          NUMBER         PERCENT
- ------------------------------------------  ---------------  -----------  --------------  ---------------  -----------
GeoCapital Corporation....................     3,603,329(7)       6.89          --           3,603,329(7)       6.89
 767 Fifth Avenue -- 45th Floor
 New York, New York 10153
Gary L. Mead..............................      2,902,500  (8)      5.28       --             2,902,500  (8)      5.28
 112 East Pecan Street
 San Antonio, Texas 78205
FMR Corp..................................      3,626,415  (9)      6.94       --             3,626,415  (9)      6.94
 82 Devonshire Street
 Boston, Massachusetts 02109
Putnam Investments, Inc...................      2,923,632   10)      5.59      --             2,923,632   10)      5.59
 One Post Office Square
 Boston, Massachusetts 02109
First Interstate Bancorp..................      2,755,554   11)      5.27      --             2,755,554   11)      5.27
 633 West Fifth Street
 Los Angeles, California 90071

- --------------------------
 *   Less than one percent (1%)

(1) 5,299,821 of the shares shown as beneficially owned by AEW were issued in the AEW Transaction upon the conversion of two-thirds of its interest in LQDP. Number of shares sold in the Offering and number of shares beneficially owned after the Offering assume the exercise in full of the U.S. Underwriters' over-allotment option. In the event that the U.S.
     Underwriters' over-allotment option is not exercised, after the Offering AEW will own 470,071 shares of Common Stock, or less than 1%.
(2) Mr. Taylor beneficially owns 60,750 shares which he presently has the right to acquire under the Company's 1984 Stock Option Plan. In addition, Mr. Taylor may be deemed to beneficially own the shares beneficially owned by Thomas M. Taylor & Co., The Airlie Group, L.P. and an irrevocable trust for the benefit of Mr. Taylor's son. See footnote (5) under "Security Ownership of Management."

(3) Perry R. Bass, solely in his capacities as sole trustee and as one of two trustors, has sole voting and dispositive power with respect to the 2,861,392 shares owned by The Bass Management Trust.

(4) The information reflected for such groups or beneficial owners is based on statements and reports filed with the Securities and Exchange Commission and furnished to the Company by such persons, and information supplied pursuant to the Registration Rights Agreement dated, March 9, 1993, between the Company and certain of the above persons. No independent investigation concerning the accuracy thereof has been made by the Company.

(5) A March 26, 1993 Schedule 13D amendment provided to the Company reflects that William P. Hallman, Jr., because of his position as the trustee, also has "sole voting power" and "sole dispositive power" with respect to the following trusts: (i) Annie R. Bass Grandson's Trust for Sid R. Bass with respect to 536,287 shares, (ii) Annie R. Bass Grandson's Trust for Lee M. Bass with respect to 536,287 shares, (iii) Donald J. McNamara, III Trust with respect to 1,012 shares and (iv) Peter Sterling Trusts with respect to 8,437 shares.

(6) Thomas M. Taylor, Sid R. Bass, Lee M. Bass and other investors, including the persons named above, have filed a Schedule 13D Statement, amended through March 26, 1993, with the Securities and Exchange Commission. The persons making the Schedule 13D filing have stated that neither the fact of such filing nor anything contained therein shall be deemed admission by them that a "group" exists within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

(7) A February 9, 1995 Schedule 13G, combined with a March 1995 Form 4 provided to the Company by GeoCapital Corporation ("GeoCapital") reflects that GeoCapital is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, which has no voting power with respect to the shares, but which has "sole dispositive power" with respect to 3,603,329 shares.

(8) A December 1994 Form 5 provided to the Company reflects that Mr. Mead has "sole voting power" and "sole dispositive power" with respect to (i) 202,500 shares which he beneficially owns, (ii) 2,193,750 shares which he presently has the right to acquire pursuant to a non-qualified stock option agreement dated March 3, 1992 and (iii) 506,250 shares which he presently has the right to acquire pursuant to a non-qualified stock option agreement dated March 11, 1994.

(9)  A February 13, 1995 Schedule 13G provided to the Company reflects that  FMR
     Corp.  ("FMR") beneficially owns 3,626,415 shares of common stock. Fidelity
     Management & Research  Company ("Fidelity"), a  wholly-owned subsidiary  of
     FMR  and  an  investment  adviser  registered  under  Section  203  of  the
     Investment Advisers  Act of  1940,  is the  beneficial owner  of  2,624,906 shares  as a result  of acting as investment  adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940, and as  a result  of acting  as sub-advisor  to Fidelity  American  Special
     Situations  Trust ("FASST").  FMR through  its control  of Fidelity  has no voting power with respect to the  shares, but has "sole dispositive  power"
     with  respect to 2,596,856 shares. FMR  through its control of Fidelity and
     FASST has sole power to vote and to dispose of 28,050 shares held by FASST.
     Fidelity International Limited  ("FIL") is the  beneficial owner of  33,350 shares, which includes 28,050 shares of Common Stock held by FASST. FIL has sole  power  to  vote  and  dispose  of  5,300  of  these  shares. Fidelity
     Management Trust Company, a  wholly-owned subsidiary of FMR  and a bank  as defined  in Section 3(a)(6) of the Securities  Exchange Act of 1934, is the
     beneficial owner of 996,209 shares and has "sole voting power" with respect to 914,972 and no power to vote or to direct the voting of 81,237 shares.

(10) A January  30, 1995  Schedule 13G  provided to  the Company  reflects  that
     Putnam  Investments, Inc.,  a wholly-owned  subsidiary of  Marsh & McLennan
     Companies, Inc., and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 2,923,632 shares as a result of wholly owning two registered investment advisers:
     Putnam  Investment Management,  Inc. ("Putnam  Management") and  The Putnam
     Advisory Company, Inc., ("Putnam Advisory") and as a result has "shared voting power" with respect to 197,275 shares. Putnam Management is the beneficial owner of 2,590,975 shares but has no voting power or dispositive power with respect to the shares. Putnam Advisory is the beneficial owner of 332,657 shares and has "shared voting power" with respect to 197,275 shares.

(11) A February 10,  1995 Schedule  13G provided  to the  Company reflects  that
     First  Interstate Bank is a Parent  Holding Company in accordance with Rule
     13d-1(b)(ii)(G) of the Securities Exchange Act of 1934, with beneficial ownership of 2,755,554 shares and has (i) "sole voting power" with respect to 1,530,068 shares, (ii) "sole dispositive power" with respect to 2,416,200 shares and (iii) "shared dispositive power" with respect to 339,354 shares.


    The information reflected for such groups or beneficial owners is based on statements and reports filed with the Securities and Exchange Commission and furnished to the Company by such groups. No independent investigation concerning the accuracy thereof has been made by the Company.

                        SECURITY OWNERSHIP OF MANAGEMENT

    Based upon information received upon requests from the persons concerned, each current director, the Company's five most highly compensated executive officers, and all directors and executive officers of the Company as a group owned beneficially as of May 31, 1995, the number and percentage of outstanding shares of Common Stock of the Company indicated in the following table. All percentages set forth below have been adjusted for the issuance of Common Stock to the Selling Shareholder in the AEW Transaction.


                                                                 SHARES BENEFICIALLY
NAMES OF INDIVIDUAL                                                     OWNED
OR IDENTITY OF GROUP                                              AS OF MAY 31, 1995     PERCENT OF CLASS
- -------------------------------------------------------------  ------------------------  -----------------
DIRECTORS:
  William H. Cunningham......................................            40,500(1)               *   %
  Donald J. McNamara.........................................           414,112(2)               *
  Gary L. Mead...............................................         2,902,500(3)               5.28
  Peter Sterling.............................................           286,874(4)               *
  Thomas M. Taylor...........................................         4,412,104(5)               8.43
OTHER NAMED EXECUTIVE OFFICERS:
  Michael A. Depatie.........................................           249,847(6)               *
  William C. Hammett, Jr.....................................           240,887(7)               *
  Steven T. Schultz..........................................           235,472(8)               *
  Thomas W. Higgins..........................................           179,504(9)               *
  All directors and executive officers as a group............         8,961,800(10)             15.98

- ------------------------
*    Less than one percent (1%)

(1) The shares shown as beneficially owned by Dr. Cunningham represent 40,500 shares which he presently has the right to acquire under the Company's 1984 Stock Option Plan.

(2) The shares shown as beneficially owned by Mr. McNamara include 60,750 shares which he presently has the right to acquire under the Company's 1984 Stock Option Plan.

(3) The shares shown as beneficially owned by Mr. Mead include (i) 2,193,750 shares which he presently has the right to acquire pursuant to a non-qualified stock option agreement dated March 3, 1992 and (ii) 506,250 shares which he presently has the right to acquire pursuant to a non-qualified stock option agreement dated March 11, 1994.

(4) The shares shown as beneficially owned by Mr. Sterling include 60,750 shares which he presently has the right to acquire under the Company's 1984 Stock Option Plan.

(5) The shares shown as beneficially owned by Mr. Taylor (i) include 2,322,979 shares that Mr. Taylor may be deemed to own beneficially because of his position as the President, sole director and principal shareholder of Thomas M. Taylor & Co., (ii) 2,025,000 shares that Mr. Taylor may be deemed to own beneficially because of his position as President and principal shareholder of Thomas M. Taylor & Co., which is one of two general partners of EBD L.P., which is the sole general partner of the Airlie Group L.P.,
     (iii) 3,375 shares owned by an irrevocable trust for the benefit of his son and (iv) 60,750 shares which he presently has the right to acquire under the Company's 1984 Stock Option Plan. Mr. Taylor's mother, Annette B. Taylor, serves as trustee of the aforesaid trust for Mr. Taylor's son. Mr. Taylor disclaims beneficial ownership of the shares owned by such trust.

(6) The shares shown as beneficially owned by Mr. Depatie, Senior Vice President -- Finance of the Company, include (i) 13,500 shares held by a trust for which he is sole trustee and beneficiary, (ii) 875 shares that Mr. Depatie may be deemed to own beneficially because of his position as general partner in two partnerships and (iii) 235,472 shares which he has the right to acquire under the Company's 1984 Stock Option Plan.

(7) The shares shown beneficially owned by Mr. Hammett, Senior Vice President -- Accounting & Administration of the Company, include (i) 2,445 shares owned beneficially by Mr. Hammett, (ii) 2,970 shares held by his wife and (iii) 235,472 shares which he has the right to acquire under the Company's 1984 Stock Option Plan. Mr. Hammett disclaims beneficial ownership of the 2,970 shares held by his wife.

(8)  The shares shown beneficially owned  by Mr. Schultz, Senior Vice  President
     -- Development of the Company reflect 235,472 shares which he has the right to acquire under the Company's 1984 Stock Option Plan.

(9)  The  shares shown beneficially owned by  Mr. Higgins, Senior Vice President
     -- Operations reflect 179,504 shares which he has the right to acquire under the Company's 1984 Stock Option Plan.

(10) The  holdings shown  for all  directors and  executive officers  as a group include 3,808,670 shares  which the directors  and executive officers  have the  right to acquire  under the Company's  1984 Stock Option  Plan and Mr.
     Mead's Non-Qualified Stock Option Agreement. Shares acquirable pursuant  to stock  options, which are exercisable within sixty days after May 31, 1995, are shown as being beneficially owned by members of such group in the above
     table  and  have  been  considered  to  be  outstanding  for  purposes   of
     calculating  the  percentage  ownership  of  all  directors  and  executive officers as a group.



    All directors and executive officers as a group beneficially own a total of 5,153,130 shares (9.86%) of the Company's outstanding Common Stock excluding the 3,808,670 shares referred to in note (10) above which certain directors and executive officers have the right to acquire under the Company's stock option plans.


    Except as reflected in the notes to the preceding table, each person owns directly the number of shares indicated in the table and has the sole power to vote and dispose of such shares.

             CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. SHAREHOLDERS

    The following is a general discussion of certain U.S. federal tax consequences of the ownership and disposition of a share of Common Stock by a non-U.S. holder. For purposes of this discussion, a non-U.S. holder is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a non-resident fiduciary of a foreign estate or trust. This discussion does not consider any specific facts or circumstances that may apply to a particular non-U.S. holder and does not address state, local or non-U.S. tax considerations. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the regulations promulgated thereunder and public administrative and judicial interpretations of the Code and regulations as of the date hereof, all of which are subject to change, which changes could be applied retroactively.

    Each prospective investor is urged to consult its own tax adviser with respect to the U.S. federal, state and local tax consequences of owning and disposing of a share of Common Stock, as well as any tax consequences arising under the laws of any other taxing jurisdiction.

U.S. INCOME AND ESTATE TAX CONSEQUENCES


    DIVIDENDS. A dividend that is not effectively connected with the conduct of a trade or business in the United States by a non-U.S. holder of shares of Common Stock (or, if a tax treaty applies, not attributable to a United States permanent establishment maintained by such non-U.S. holder) will be subject to U.S. withholding tax at a 30% or lower treaty rate. A dividend that is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder of shares of Common Stock and, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by such non-U.S. holder, will be exempt from the withholding tax described above (if certain certification and disclosure requirements are met) and will be subject instead (i) to the U.S. federal income tax on net income that applies to U.S. persons and (ii) with respect to corporate holders under certain circumstances, to the branch profits tax equal to 30% (or lower treaty rate) of its "effectively connected earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain items.


    Under current U.S. Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above (unless the payor has knowledge to the contrary), and, under the current interpretation of U.S. Treasury regulations, for purposes of determining the applicability of a tax treaty rate. However, under proposed U.S. Treasury regulations, which have not yet been put into effect, to claim the benefits of a tax treaty, a non-U.S. holder of Common Stock would be required to file certain forms accompanied by a statement from a competent authority of the treaty country.


    GAIN ON DISPOSITION OF COMMON STOCK. A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized on a disposition of shares of Common Stock unless (i) subject to the exception discussed below, the Company is or has been a "United States real property holding corporation" (a "USRPHC") within the meaning of Section 897 (c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such holding period (the "Required Holding Period"), (ii) the gain is effectively connected with the conduct of a trade or business within the United States of the non-U.S. holder and, if a tax treaty applies, attributable to a permanent establishment maintained by the non-U.S. holder, (iii) the non-U.S. holder is an individual who holds the share as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and either
(a) such individual has a "tax home" (as defined for U.S. federal income tax purposes) in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual or (iv) the non-U.S. holder is subject to a tax pursuant to the Code provisions applicable to certain U.S. expatriates.


    If an individual non-U.S. holder falls under clauses (ii) or (iv) above, he or she will be taxed on his or her net gain derived from the sale under regular U.S. federal income tax rates. If the individual non-U.S. holder falls under clause (iii) above, he or she will be subject to a flat 30% tax on the gain derived from the sale which may be offset by U.S. capital losses (notwithstanding the fact that he or she is not considered a resident of the United States). If a non-U.S. holder that is a foreign corporation falls under clause (ii) above, it will be taxed on its gain under regular graduated U.S. federal income tax rates and, in addition, will under certain circumstances be subject to the branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

    A corporation is generally a USRPHC if the fair market value of its United States real property interests equal or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The Company believes that it is currently a USRPHC; however, a non-U.S. holder would generally not be subject to tax, or withholding in respect of such tax, on gain from a sale or other disposition of Common Stock by reason of the Company's USRPHC status if the Common Stock is regularly traded on an established securities market ("regularly traded") during the calendar year in which such sale or disposition occurs provided that such holder does not own, actually or constructively, Common Stock with a fair market value in excess of 5% of the fair market value of all Common Stock outstanding at any time during the Required Holding Period. While not free from doubt, the Company believes that the Common Stock will be treated as regularly traded.

    If the Company is or has been a USRPHC within the Required Holding Period, and if a non-U.S. holder owns in excess of 5% of the fair market value of Common Stock (as described in the preceding paragraph), such non-U.S. holder of Common Stock will be subject to U.S. federal income tax at regular graduated rates under certain rules ("FIRPTA tax") on gain recognized on a sale or other disposition of such Common Stock. In addition, if the Company is or has been a USRPHC within the Required Holding Period and if the Common Stock were not treated as regularly traded, a non-U.S. holder (without regard to its ownership percentage) is subject to withholding in respect of FIRPTA tax at a rate of 10% of the amount realized on sale or other disposition of Common Stock in USRPHCs and will be further subject to FIRPTA tax in excess of the amounts withheld. Any amount withheld pursuant to such withholding tax will be creditable against such non-U.S. holder's U.S. federal income tax liability. Non-U.S. holders are urged to consult their tax advisors concerning the potential applicability of these provisions.

    FEDERAL ESTATE TAX. Shares of Common Stock owned or treated as owned by an individual non-U.S. holder at the time of his or her death will be includible in his or her estate for U.S. estate tax purposes unless an applicable estate tax treaty provides otherwise.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    DIVIDENDS. The Company must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to and the tax withheld, if any, with respect to such holder. These information reporting requirements apply regardless of whether withholding was reduced by an applicable tax treaty. Copies of these information returns may also be available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides. Dividends that are subject to U.S. withholding tax at the 30% statutory rate or at a reduced tax treaty rate and dividends that are effectively connected with the conduct of a trade or business in the United States (if certain certification and disclosure requirements are met) are exempt from backup withholding of U.S. federal income tax. Backup withholding will therefore generally not apply to dividends paid on shares of Common Stock to a non-U.S. holder at an address outside the United States.

    DISPOSITION OF COMMON STOCK. Information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of Common Stock paid to or though a U.S. office of a broker unless the disposing holder certifies its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if (A) the payment is made through an office outside the United States of a broker that is either (i) a U.S. person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) a "controlled foreign corporation" for U.S. federal income tax purposes and (B) the broker fails to maintain documentary evidence that the holder is a non-U.S. holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption.

    Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to U.S. Internal Revenue Service.

                                  UNDERWRITING

    Under the terms and subject to conditions contained in the U.S. Underwriting Agreement dated the date hereof, each of the underwriters of the United States and Canadian offering of Common Stock named below (the "U.S. Underwriters"), for whom Smith Barney Inc., Alex. Brown & Sons Incorporated and Montgomery Securities are acting as representatives (the "Representatives"), has severally agreed to purchase, and the Selling Shareholder has agreed to sell to each U.S. Underwriter, shares of Common Stock which equal the number of shares set forth opposite the name of such U.S. Underwriter below:

                                                                                     NUMBER
                                U.S. UNDERWRITERS                                  OF SHARES
- ---------------------------------------------------------------------------------  ----------
Smith Barney Inc.................................................................
Alex. Brown & Sons Incorporated..................................................
Montgomery Securities............................................................

                                                                                   ----------
    Total........................................................................   3,880,000
                                                                                   ----------
                                                                                   ----------


    Under the terms and subject to the conditions contained in the International Underwriting Agreement dated the date hereof, each of the managers of the concurrent international offering of Common Stock named below (the "Managers" and, together with the U.S. Underwriters, the "Underwriters"), for whom Smith Barney Inc., Alex. Brown & Sons Incorporated and Montgomery Securities are acting as lead managers (the "Lead Managers"), has severally agreed to purchase, and the Selling Shareholder has agreed to sell to each Manager, shares of Common Stock which equal the number of shares set forth opposite the name of such Manager below:


                                                                                       NUMBER
                                     MANAGERS                                         OF SHARES
- -----------------------------------------------------------------------------------  -----------
Smith Barney Inc...................................................................
Alex. Brown & Sons Incorporated....................................................
Montgomery Securities..............................................................

                                                                                     -----------
    Total..........................................................................     970,000
                                                                                     -----------
                                                                                     -----------

    The U.S. Underwriting Agreement and the International Underwriting Agreement provide that the obligations of the several U.S. Underwriters and the several Managers, respectively, to pay for and accept delivery of the shares subject to approval of certain legal matters by counsel and to certain other conditions. The U.S. Underwriters and the Managers are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

    The U.S. Underwriters and the Managers (collectively, the "Underwriters") initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part to certain dealers at a price that represents a concession
not in excess of  $       per  share below the public  offering price. The  U.S.
Underwriters  and  the  Managers may  allow,  and  such dealers  may  reallow, a
concession not in excess of $       per share to the other U.S. Underwriters  or
Managers, respectively, or to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed by the U.S. Underwriters and the Managers.

    The Selling Shareholder has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 470,071 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the shares offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite such U.S. Underwriter's name in the "U.S. Underwriters" table above bears to the total number of shares in such table.

    The Company, the Selling Shareholder and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

    The Selling Shareholder, the Company and certain of its officers and directors have agreed, subject to certain exceptions, that, for a period of 90 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell or otherwise dispose of any Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock.

    The U.S. Underwriters and the Managers have entered into an Agreement between U.S. Underwriters and Managers pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of the 3,880,000 shares offered in the United States and Canadian offering (i) it is not purchasing any such shares for the account of anyone other than a U.S. or Canadian Person and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any, of such shares or distribute any prospectus relating to the United States and Canadian offering outside the United States or Canada or to anyone other than a U.S. or Canadian Person. In addition, each Manager has agreed that as part of the distribution of the 970,000 shares offered in the international offering: (i) it is not purchasing any such shares for the account of any U.S. or Canadian Person and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the international offering in the United States or Canada or to any U.S. or Canadian Person. Each Manager has also agreed that it will offer to sell shares only in compliance with all relevant requirements of any applicable laws.


    The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the U.S. Underwriting Agreement, the International Underwriting Agreement and the Agreement Between U.S. Underwriters and Managers, including: (i) certain purchases and sales between the U.S. Underwriters and the Managers, (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion, (iii) purchases, offers or sales by a U.S. Underwriter who is also acting as Manager or by a Manager who is also acting as a U.S. Underwriter and (iv) other transactions specifically approved by the Representatives and the Lead Managers. As used herein, "U.S. or Canadian Person" means any resident or national of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or any estate or trust the income of which is subject to United States or Canadian income taxation regardless of the source of its income (other than the foreign branch of any U.S. or Canadian Person), and includes any United States or Canadian branch of a person other than a U.S. or Canadian Person.


    Any offer of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the relevant province of Canada in which such offer is made.


    Each Manager has represented and agreed that: (i) it has not offered or sold and during the period of six months from the date hereof will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the offer of the shares if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.


    No registration, filing or other action has been or will be made or taken in any jurisdiction by the Company, the Selling Shareholder or the Managers that would permit an offering to the general public of the shares offered hereby in any jurisdiction other than the United States.


    Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.


    Pursuant to the Agreement Between U.S. Underwriters and Managers, sales may be made between the U.S. Underwriters and the Managers of such number of shares as may be mutually agreed. The price of any shares so sold shall be the public offering price as then in effect for shares being sold by the U.S. Underwriters and the Managers, less all or any part of the selling concession, unless otherwise determined by mutual agreement. To the extent that there are sales between the U.S. Underwriters and the Managers pursuant to the Agreement between U.S. Underwriters and Managers, the number of shares initially available for sale by the U.S. Underwriters and by the Managers may be more or less than the number of shares appearing on the front cover of this Prospectus.

                                 LEGAL MATTERS


    Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon for the Company by John F. Schmutz, Vice President -- General Counsel of the Company and Latham & Watkins, Los Angeles, California and for the Underwriters by Davis Polk & Wardwell, New York, New York.


                                    EXPERTS

    The combined balance sheets of La Quinta Inns, Inc., as of December 31, 1994 and 1993, and the related combined statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1994 included or incorporated by reference herein and elsewhere in the Registration Statement (as defined under "Available Information"), have been included or incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to the adoption of Statement of Financial Accounting Standards No. 109 in 1993.

    With respect to the unaudited interim financial information for the three-month periods ended March 31, 1995 and 1994, included or incorporated by reference herein, KPMG Peat Marwick LLP has reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, and included or incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act of 1933.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement (together with all amendments, the "Registration Statement") on Form S-3 under the Securities Act of 1933, as amended ("Securities Act") with respect to the Common Stock offered hereby. This Prospectus, filed as a part of that Registration Statement, does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. In addition, certain documents filed by the Company with the Commission have been incorporated herein by reference. See "Incorporation of Certain Information by Reference." For further information regarding La Quinta and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto and the documents incorporated herein by reference. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; and at the regional offices of the Commission at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock of the Company is listed on the New York Stock Exchange. Reports, proxy statements and other information concerning the Company can also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The Company's Annual Report on Form 10-K (Commission file No. 1-7790) for the fiscal year ended December 31, 1994 (filed with the Commission on March 15, 1995), the Company's Quarterly Report on Form 10-Q for the three month period ended March 31, 1995 (filed with the Commission on May 15, 1995), and the Company's Current Report on Form 8-K (filed with the Commission on June 16,
1995), are hereby incorporated by reference.

    In addition to the foregoing, the description of the Common Stock offered hereby, appearing on page 20 of the Prospectus, dated February 13, 1979, under the caption "Common Stock" included in the Registration Statement on Form S-7 under the Securities Act, which was incorporated in the Registration Statement of the Company on Form 8-A under the Exchange Act, dated March 13, 1979, is hereby incorporated by reference.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of the offering of the securities offered by this Prospectus, shall be deemed to be incorporated by reference in this Prospectus and be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus, or in any other subsequently filed document that also is or is deemed to be incorporated by reference, modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed, except as so modified, to constitute a part of this Prospectus.

    The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to: La Quinta Inns, Inc., 112 East Pecan Street, San Antonio, Texas 78205, Attention:
Investor Relations, telephone (210) 302-6000.

                              LA QUINTA INNS, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
AUDITED FINANCIAL STATEMENTS:
Independent Auditors' Report...............................................................................        F-2
Combined Balance Sheets as of December 31, 1994 and 1993...................................................        F-3
Combined Statements of Operations for the years ended December 31, 1994, 1993 and 1992.....................        F-4
Combined Statements of Shareholders' Equity for the years ended December 31, 1994, 1993 and 1992...........        F-5
Combined Statements of Cash Flows for the years ended December 31, 1994, 1993 and 1992.....................        F-6
Notes to Combined Financial Statements.....................................................................        F-8
INTERIM FINANCIAL STATEMENTS (UNAUDITED):
Independent Accountants' Review Report.....................................................................       F-26
Combined Condensed Balance Sheets as of March 31, 1995 and December 31, 1994...............................       F-27
Combined Condensed Statements of Operations for the three months ended March 31, 1995 and 1994.............       F-28
Combined Condensed Statements of Cash Flows for the three months ended March 31, 1995 and 1994.............       F-29
Notes to Combined Condensed Financial Statements...........................................................       F-30

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
La Quinta Inns, Inc.:

    We have audited the combined balance sheets of La Quinta Inns, Inc. as of December 31, 1994 and 1993 and the related combined statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1994. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of La Quinta Inns, Inc. as of December 31, 1994 and 1993 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

    As discussed in Note 1 to the combined financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 in 1993.

                                          KPMG PEAT MARWICK LLP

San Antonio, Texas
January 23, 1995

                              LA QUINTA INNS, INC.
                            COMBINED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                                                  DECEMBER 31
                                                                                              --------------------
                                                                                                1994       1993
                                                                                              ---------  ---------
Current assets:
  Cash and cash equivalents.................................................................  $   2,589  $  23,848
  Receivables (net of allowance of $441 and $421):
    Trade...................................................................................     10,185      6,744
    Other...................................................................................      2,363      3,191
  Supplies..................................................................................      7,474      5,921
  Prepaid expenses..........................................................................      1,202        581
  Deferred income taxes (note 4)............................................................      7,223      5,254
                                                                                              ---------  ---------
    Total current assets....................................................................     31,036     45,539
                                                                                              ---------  ---------
Notes receivable, excluding current installments (net of allowance of $3,351 and $3,167)....      7,320      7,683
                                                                                              ---------  ---------
Investments (notes 6, 9, 12 and 14).........................................................      2,647      6,583
                                                                                              ---------  ---------
Properties held for sale, at estimated net realizable value.................................      2,664      3,401
                                                                                              ---------  ---------
Land held for future development, at cost...................................................      1,324      1,452
                                                                                              ---------  ---------
  Property and equipment, at cost, substantially all pledged (notes 2, 7 and 14):
    Buildings...............................................................................    767,665    660,278
    Furniture, fixtures and equipment.......................................................    124,336    114,113
    Land and leasehold improvements.........................................................    150,311    129,862
                                                                                              ---------  ---------
      Total property and equipment..........................................................  1,042,312    904,253
    Less accumulated depreciation and amortization..........................................    252,372    230,917
                                                                                              ---------  ---------
      Net property and equipment............................................................    789,940    673,336
                                                                                              ---------  ---------
Deferred charges and other assets, at cost less applicable amortization.....................     10,850     11,501
                                                                                              ---------  ---------
      Total assets..........................................................................  $ 845,781  $ 749,495
                                                                                              ---------  ---------
                                                                                              ---------  ---------
                                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt (notes 2 and 14)...................................  $  39,976  $  22,491
  Accounts payable:
    Trade...................................................................................     10,292     14,282
    Other...................................................................................      6,386      9,584
    Income taxes............................................................................      3,641      1,830
  Accrued expenses:
    Payroll and employee benefits...........................................................     21,238     17,620
    Interest................................................................................      3,023      3,379
    Property taxes..........................................................................      8,387      7,994
    Other...................................................................................      1,125      1,870
                                                                                              ---------  ---------
      Total current liabilities.............................................................     94,068     79,050
                                                                                              ---------  ---------
Long term debt, excluding current installments (notes 2 and 14).............................    448,258    414,004
                                                                                              ---------  ---------
Deferred income taxes, pension and other (notes 4 and 6)....................................     22,125     21,408
                                                                                              ---------  ---------
Partners' capital (notes 3 and 14)..........................................................     92,099     85,976
                                                                                              ---------  ---------
Shareholders' equity (notes 2, 5 and 6):
  Common stock ($.10 par value; 100,000,000 and 40,000,000 shares authorized; 48,758,528 and
   32,111,364 shares issued)................................................................      4,876      3,211
  Additional paid-in capital................................................................     68,759     60,573
  Retained earnings.........................................................................    134,409    100,059
  Minimum pension liability.................................................................     (1,474)    (1,458)
                                                                                              ---------  ---------
                                                                                                206,570    162,385
  Less treasury stock, at cost (2,361,366 and 1,732,867 shares).............................     17,339     13,328
                                                                                              ---------  ---------
    Total shareholders' equity..............................................................    189,231    149,057
                                                                                              ---------  ---------
Commitments and contingencies (notes 7, 9 and 10)
    Total liabilities and shareholders' equity..............................................  $ 845,781  $ 749,495
                                                                                              ---------  ---------
                                                                                              ---------  ---------

            See accompanying notes to combined financial statements.

                              LA QUINTA INNS, INC.
                       COMBINED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    YEARS ENDED DECEMBER 31
                                                                               ----------------------------------
                                                                                  1994        1993        1992
                                                                               ----------  ----------  ----------
Revenues:
  Inn........................................................................  $  353,348  $  258,529  $  239,826
  Restaurant rental and other................................................       7,675       6,464       7,208
  Management services (notes 12 and 14)......................................       1,219       6,857       7,088
                                                                               ----------  ----------  ----------
    Total revenues...........................................................     362,242     271,850     254,122
                                                                               ----------  ----------  ----------
Operating costs and expenses:
  Direct.....................................................................     194,894     148,571     135,474
  Corporate..................................................................      18,614      19,450      23,961
  Provision for write-down of partnership investments, land and other (note
   8)........................................................................      --          --          28,383
  Severance and other employee related costs (note 8)........................      --          --           6,936
  Performance stock option (note 5)..........................................      --           4,407      --
  Depreciation, amortization and fixed asset retirements (note 1)............      37,977      24,055      24,793
                                                                               ----------  ----------  ----------
    Total operating costs and expenses.......................................     251,485     196,483     219,547
                                                                               ----------  ----------  ----------
    Operating income.........................................................     110,757      75,367      34,575
                                                                               ----------  ----------  ----------
Other (income) expense:
  Interest income............................................................      (1,421)     (5,147)     (6,041)
  Interest on long-term debt.................................................      38,860      31,366      33,087
  Partners' equity in earnings and losses (note 3)...........................      11,406      12,965      15,081
  Net (gain) loss on property transactions (note 2)..........................         (79)      4,347        (282)
                                                                               ----------  ----------  ----------
    Earnings (loss) before income taxes, extraordinary items and cumulative
     effect of accounting change.............................................      61,991      31,836      (7,270)
Income taxes (note 4)........................................................      24,176      12,416         526
                                                                               ----------  ----------  ----------
    Earnings (loss) before extraordinary items and cumulative effect of
     accounting change.......................................................      37,815      19,420      (7,796)
Extraordinary items, net of income taxes (note 2)............................      --            (619)       (958)
                                                                               ----------  ----------  ----------
    Earnings (loss) before cumulative effect of accounting change............      37,815      18,801      (8,754)
Cumulative effect of accounting change (note 4)..............................      --           1,500      --
                                                                               ----------  ----------  ----------
    Net earnings (loss)......................................................  $   37,815  $   20,301  $   (8,754)
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Earnings (loss) per common and common equivalent share:
  Earnings (loss) before extraordinary items and cumulative effect of
   accounting change.........................................................  $      .78  $      .41  $     (.17)
  Extraordinary items, net of income taxes...................................      --            (.01)       (.02)
  Cumulative effect of accounting change.....................................      --             .03      --
                                                                               ----------  ----------  ----------
  Net earnings (loss)........................................................  $      .78  $      .43  $     (.19)
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Weighted average number of common and common equivalent shares outstanding,
 as restated (note 5)........................................................      48,624      47,306      45,302
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

            See accompanying notes to combined financial statements.

                              LA QUINTA INNS, INC.
                  COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                     COMMON STOCK           TREASURY STOCK      ADDITIONAL                  MINIMUM
                                ----------------------  ----------------------    PAID-IN     RETAINED      PENSION
                                 SHARES      AMOUNT       SHARES      AMOUNT      CAPITAL     EARNINGS     LIABILITY     TOTAL
                                ---------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
Balances at December 31,
 1991.........................     14,668   $   1,467       (1,458)  $ (16,773)  $  55,954    $  89,527    $  --       $ 130,175
  Stock options...............     --          --              206       2,439         795       --           --           3,234
  Purchase of treasury
   stock......................     --          --              (21)       (334)     --           --           --            (334)
  Net loss....................     --          --           --          --          --           (8,754)      --          (8,754)
                                ---------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
Balances at December 31,
 1992.........................     14,668       1,467       (1,273)    (14,668)     56,749       80,773       --         124,321
  Effect of stock split at
   October 1, 1993............      6,740         674       --          --            (674)      --           --          --
  Effect of stock split at
   March 15, 1994.............     10,703       1,070         (578)     --          (1,070)      --           --          --
  Stock options...............     --          --              118       1,340       5,568       --           --           6,908
  Dividends paid ($.05 per
   share).....................     --          --           --          --          --           (1,015)      --          (1,015)
  Net earnings................     --          --           --          --          --           20,301       --          20,301
  Minimum pension liability...     --          --           --          --          --           --           (1,458)     (1,458)
                                ---------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
Balances at December 31,
 1993.........................     32,111       3,211       (1,733)    (13,328)     60,573      100,059       (1,458)    149,057
  Effect of stock split at
   October 25, 1994...........     16,163       1,616         (717)     --          (1,616)      --           --          --
  Stock options...............        485          49          412       3,104       9,802       --           --          12,955
  Purchase of treasury
   stock......................     --          --             (323)     (7,115)     --           --           --          (7,115)
  Dividends paid ($.10 per
   share).....................     --          --           --          --          --           (3,465)      --          (3,465)
  Net earnings................     --          --           --          --          --           37,815       --          37,815
  Minimum pension liability...     --          --           --          --          --           --              (16)        (16)
                                ---------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
Balances at December 31,
 1994.........................     48,759   $   4,876       (2,361)  $ (17,339)  $  68,759    $ 134,409    $  (1,474)  $ 189,231
                                ---------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
                                ---------  -----------  -----------  ---------  -----------  -----------  -----------  ---------

            See accompanying notes to combined financial statements.

                              LA QUINTA INNS, INC.
                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                    YEARS ENDED DECEMBER 31
                                                                             -------------------------------------
                                                                                1994         1993         1992
                                                                             -----------  -----------  -----------
Cash flows from operating activities:
  Net earnings (loss)......................................................  $    37,815  $    20,301  $    (8,754)
  Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
    Depreciation and amortization of property and equipment................       35,929       21,905       21,957
    Amortization of deferred charges.......................................        1,326        1,994        1,762
    Loss on retirement of fixed assets.....................................          722          156        1,074
    Non-recurring, non-cash charges........................................      --           --            32,913
    Performance stock options..............................................      --             4,407      --
    Gain on sale of assets.................................................          (79)        (616)        (282)
    Undistributed earnings of affiliates...................................      --                50           72
    Partners' equity in earnings and losses................................       11,406       12,965       15,081
    Cumulative effect of change in accounting for income taxes.............      --            (1,500)     --
    Changes in operating assets and liabilities:
      Receivables..........................................................       (2,013)      (1,832)         410
      Income taxes.........................................................        9,291        3,585         (934)
      Supplies and prepaid expenses........................................       (2,622)      (1,334)         268
      Accounts payable and accrued expenses................................       (1,291)      14,774        1,690
      Deferred charges and other assets....................................        1,573          460         (969)
      Deferred credits and other...........................................        2,176        2,728       (3,435)
                                                                             -----------  -----------  -----------
        Net cash provided by operating activities..........................       94,233       78,043       60,853
                                                                             -----------  -----------  -----------
Cash flows from investing activities:
  Capital expenditures other than acquisitions.............................      (75,248)     (32,623)     (15,529)
  Proceeds from property transactions......................................        2,565          982        1,998
  Purchase and conversion of inns..........................................      (34,690)     (38,858)      (4,060)
  Purchase of partners' equity interests...................................      (53,255)     (78,169)     --
  Decrease in notes receivable and investments.............................        4,136        3,641        2,425
                                                                             -----------  -----------  -----------
        Net cash used by investing activities..............................     (156,492)    (145,027)     (15,166)
                                                                             -----------  -----------  -----------
Cash flows from financing activities:
  Proceeds from secured line of credit and long-term borrowings............      417,102      223,198       61,275
  Principal payments on secured line of credit and long-term borrowings....     (369,955)    (178,528)    (101,156)
  Capital contributions by partners........................................      --            35,908       15,216
  Capital distributions to partners........................................       (1,144)      (3,414)     (18,706)
  Dividends to shareholders................................................       (3,465)      (1,015)     --
  Purchase of treasury stock...............................................       (7,013)     --              (334)
  Net proceeds from stock transactions.....................................        5,475        1,822        2,924
                                                                             -----------  -----------  -----------
        Net cash provided (used) by financing activities...................       41,000       77,971      (40,781)
                                                                             -----------  -----------  -----------
(Decrease) increase in cash and cash equivalents...........................      (21,259)      10,987        4,906
Cash and cash equivalents at beginning of year.............................       23,848       12,861        7,955
                                                                             -----------  -----------  -----------
Cash and cash equivalents at end of year...................................  $     2,589  $    23,848  $    12,861
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------

            See accompanying notes to combined financial statements.

                              LA QUINTA INNS, INC.
                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                          YEARS ENDED DECEMBER 31
                                                                                      -------------------------------
                                                                                        1994       1993       1992
                                                                                      ---------  ---------  ---------
Supplemental schedule of non-cash investing and financing activities
  Tax benefit from stock options exercised (note 5).................................  $   7,480  $     679  $     310
  Effect of stock splits (note 5)...................................................      1,616      1,744     --
  Additional minimum pension liability (note 6).....................................        147      4,092     --
  Liabilities assumed in connection with acquisition of LQP (notes 2 and 14)........     --         65,962     --
  Liabilities assumed in connection with acquisitions of unincorporated partnerships
   and joint ventures (note 14).....................................................     --         29,878     --
  Conveyance of title of property to mortgagee (note 2).............................     --         10,117     --
  Reduction in debt in connection with property sale................................     --         --          1,915
  Property acquired by foreclosure on notes receivable..............................     --         --          1,672

            See accompanying notes to combined financial statements.

                              LA QUINTA INNS, INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS AND BASIS OF PRESENTATION

    The Company develops, owns and operates inns. The combined financial statements include the accounts of subsidiaries (all wholly-owned) and unincorporated partnerships and joint ventures in which the Company has at least a 50% interest and in one case a 40% interest and exercises substantial legal, financial and operational control. All significant intercompany accounts and transactions have been eliminated in combination. Certain reclassifications of prior period amounts have been made to conform with the current period presentation.

PROPERTY AND EQUIPMENT

    Depreciation and amortization of property and equipment is computed using the straight-line method over the following estimated useful lives:

Buildings...............................................  40 years
Furniture, fixtures and equipment.......................  4-10 years
                                                          10-20
Leasehold and land improvements.........................  years

    Maintenance and repairs are charged to operations as incurred. Expenditures for improvements are capitalized.

    The Company recognizes impairment losses on property and equipment whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable. Such losses are determined by comparing the sum of the expected future undiscounted net cash flows to the carrying amount of the asset. Impairment losses are recognized in operating income as they are determined.

CASH EQUIVALENTS

    All highly liquid investments with a maturity of three months or less at the date of acquisition are considered cash equivalents.

DEFERRED CHARGES

    Deferred charges consist primarily of issuance costs related to Senior Subordinated Notes due 2003, Industrial Development Revenue Bonds ("IRB"), loan fees, closing fees and organizational costs. Issuance costs are amortized over the life of the related debt using the interest method. Organizational costs are amortized over five years. Loan fees and closing fees are amortized over the respective terms of the loans using the straight-line method.

SELF-INSURANCE PROGRAMS

    The Company uses a paid loss retrospective self-insurance plan for general and auto liability and workers' compensation. Predetermined loss limits have been arranged with insurance companies to limit the Company's per occurrence cash outlay.

    The Company maintains a self-insurance program for major medical and hospitalization coverage for employees and dependents which is partially funded by payroll deductions. Payments for major medical and hospitalization to individual participants less than specified amounts are self-insured by the Company. Claims for benefits in excess of these amounts are covered by insurance purchased by the Company.

    Provisions have been made in the combined financial statements which represent the expected future payments based on estimated ultimate cost for incidents incurred through the balance sheet date.

INCOME TAXES

    Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the

                              LA QUINTA INNS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using currently enacted tax rates in effect for the years in which the differences are expected to reverse. In 1993, the Company recorded an adjustment to income of $1,500,000 which represents the net decrease of the deferred tax liability at January 1, 1993. Such amount has been reflected in the combined statement of operations for the year ended December 31, 1993 as the cumulative effect of an accounting change. Prior years' financial statements have not been restated to apply the provisions of SFAS 109. The deferred method under APB Opinion 11 was applied in 1992 and prior years.

EARNINGS (LOSS) PER SHARE

    Earnings (loss) per share are computed on the basis of the weighted average number of common and common equivalent (dilutive stock options) shares outstanding in each year after giving retroactive effect to the stock splits effected as stock dividends as discussed in note 5 of these Combined Financial Statements. Shares of the Company's common stock issuable upon conversion of the La Quinta Development Partners, L.P. (the "Development Partners") units are antidilutive at December 31, 1994 and prior years. Primary and fully diluted earnings (loss) per share are not significantly different.

PROPERTIES HELD FOR SALE

    Properties held for sale are stated at the lower of cost or estimated net realizable value. Charges to reduce the carrying amounts of properties held for sale to estimated net realizable value are recognized in income. The Company recorded in the statements of operations charges of $9,926,000 in 1992 related to the write-down of properties held for sale.

LICENSING AGREEMENTS

    Initial licensing fees related to development are recognized as revenue when the related property opens and all obligations with respect to development have been satisfied by the Company. Monthly licensing fees are based on gross room sales and are accrued as earned.

ADVERTISING

    The costs of advertising, promotion and marketing programs are charged to operations in the year incurred. These costs were $8,859,000, $7,025,000 and $5,233,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

INTEREST RATE SWAPS

    The accounting treatment for the Company's off balance sheet interest rate swaps is to record net interest received or paid as an adjustment to interest expense.

                              LA QUINTA INNS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

(2) LONG-TERM DEBT

                                                                                       DECEMBER 31
                                                                                  ----------------------
                                                                                     1994        1993
                                                                                  ----------  ----------
                                                                                      (IN THOUSANDS)
Mortgage loans maturing 1995-2015 (9.35% weighted average)......................  $  100,275  $  179,418
Industrial Development Revenue Bonds, maturing 1995-2012 (7.24% weighted
 average).......................................................................      65,959      72,682
Senior subordinated notes, due 2003 (9.63%).....................................     120,000     120,000
Bank secured term credit facility, maturing May 31, 2000 (7.30%)................     171,500      28,620
Bank secured line of credit, maturing May 30, 1997 (8.26%)......................      17,350      35,775
Bank unsecured line of credit, maturing January 31, 1997 (7.29%)................      13,150      --
                                                                                  ----------  ----------
    Total.......................................................................     488,234     436,495
Less current installments.......................................................      39,976      22,491
                                                                                  ----------  ----------
    Net long-term debt..........................................................  $  448,258  $  414,004
                                                                                  ----------  ----------
                                                                                  ----------  ----------

    At December 31, 1994, the Company had a $45,000,000 Secured Line of Credit and a $171,500,000 Secured Term Credit Facility with participating banks. At December 31, 1994, the Company had $21,300,000 available on its Secured Line of Credit, net of $6,350,000 of letters of credit which collateralize the Company's insurance programs, and was fully drawn on the Secured Term Credit Facility. Borrowings under the $45,000,000 Secured Line of Credit, which will expire May 30, 1997 will be made at LIBOR, the prime rate, or certificate of deposit rate plus an Applicable Margin, as defined in the related credit agreement. At December 31, 1994, borrowings under the Secured Line of Credit bear interest at LIBOR plus 1 1/2%, the prime rate or the certificate of deposit rate plus 1 5/8%. Borrowings under the $171,500,000 Secured Term Credit Facility require semi-annual principal payments through May 31, 2000 and bear interest at varying interest rates of LIBOR, the prime rate, or certificate of deposit rate plus an Applicable Margin, as defined in the related credit agreement. At December 31, 1994, borrowings under the Secured Term Credit Facility bear interest at LIBOR plus 1 3/4%, the prime rate or certificate of deposit rate plus 1 7/8%. The Applicable Margin is determined based upon predetermined levels of indebtedness to cash flows, as defined in the related credit agreements. The Company pays a commitment fee of .375% per annum on the undrawn portion of the line of credit. Commitment fees totaled $95,000, $164,000 and $105,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

    On June 1, 1994, La Quinta Development Partners, L.P. (the "Development Partnership") entered a $35,000,000 Bank Unsecured Line of Credit of which $21,850,000 was available at December 31, 1994. Borrowings under the Bank Unsecured Line of Credit, which expires January 31, 1997, may be made at varying interest rates of the prime rate, LIBOR, or certificate of deposit rate plus the Development Partnership's Applicable Margin, as defined in the related credit agreement. At December 31, 1994, borrowings under the Bank Unsecured Line of Credit bear interest at LIBOR plus 1%, the prime rate or certificate of deposit rate plus 1 1/8%. The Development Partnership's Applicable Margin is determined quarterly based upon predetermined levels of the Partnership's indebtedness to cash flows, as defined in the related credit agreement. The Development Partnership pays a commitment fee of .375% per annum on the undrawn portion of the Bank Unsecured Line of Credit. Commitment fees totaled $56,000 for the year ended December 31, 1994.

                              LA QUINTA INNS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

(2) LONG-TERM DEBT (CONTINUED)
    Annual maturities for the four years subsequent to December 31, 1995 are as follows:

                                                                            (IN
                                                                        THOUSANDS)
1996.................................................................    $  40,996
1997.................................................................       72,724
1998.................................................................       49,774
1999.................................................................       47,163

    Interest paid during the years ended December 31, 1994, 1993 and 1992 amounted to $40,105,000, $27,913,000 and $32,523,000, respectively.

    In May 1993, the Company conveyed title to the property in which its corporate headquarters was located to the lender holding a $10.1 million non-recourse mortgage on the property. Completion of this transaction resulted in the elimination of the liability for the non-recourse mortgage on the Company's balance sheet. The Company recognized a loss on property transactions of $4,900,000 related to the write-down of the property to its estimated fair value and an extraordinary gain of $4,991,000, $3,045,000 net of income taxes, for the difference between the carrying amount of the debt and the estimated fair value of the building.

    The Company recognizes gains and losses on extinguishments of debt as extraordinary items in the period in which the debt is extinguished. The Company reported extraordinary items, net of income taxes, of $3,664,000, and $958,000 in 1993 and 1992, respectively, related to these refinancings and retirements.

    The Company is obligated by agreements relating to eighteen issues of IRBs in an aggregate amount of $54,375,000 to purchase the bonds at face value prior to maturity under certain circumstances. The bonds have floating interest rates which are indexed periodically. Bondholders may, when the rate is changed, put the bonds to the designated remarketing agent. If the remarketing agent is unable to resell the bonds, it may draw upon an irrevocable letter of credit which secure the IRBs. In such event, the Company would be required to repay the funds drawn on the letters of credit within 24 months.

    As of December 31, 1994 no draws had been made upon any such letters of credit. The schedule of annual maturities shown above includes these IRBs as if they will not be subject to repayment prior to maturity. Assuming all bonds under such IRB arrangements are presented for payment prior to December 31, 1995 and the remarketing agents are unable to resell such bonds, the maturities of long-term debt shown above would increase by $39,340,000 for the year ending December 31, 1996.

    On January 23, 1992 with the approval of the Company's Board of Directors, the Company entered two interest rate swap agreements (the "Agreements") which exchanged the Company's variable rate interest payments for the fixed rate interest payments with a major financial institution (the "Counterparty"). The debt ("Notional Amounts") underlying the Agreements is $16,890,000 and $44,420,000. Under the Agreements, the Company effectively pays a fixed rate of interest at 6.50% and 5.26% and the Counterparty pays a percentage of prime interest rate and the variable rate demand note interest rate ("VRDN"). In the event the VRDN rate exceeds the fixed interest rate of 5.26% or the percentage of prime interest rate exceed 6.5%, the Counterparty pays to the Company that difference times the Notional Amount, on a monthly basis. Should the fixed interest rate of 5.26% exceed the VRDN interest rate or the fixed interest rate of 6.5% exceeds the percentage of prime interest rate, the Company pays the difference times the Notional Amount to the Counterparty, on a monthly basis. These Agreements resulted in net payments to the Counterparty of $1,040,000, $1,427,000 and $1,184,000 in the years ended December 31, 1994, 1993 and 1992, respectively.  The  Agreements  expire on  February  1, 1997,  and  the Notional
Amounts are reduced over the life of the Agreements by scheduled amortization payments. At December 31, 1994, the Notional Amounts of debt remaining under the Agreements are $11,107,000 and $36,150,000 which bear interest at a weighted average variable interest rate of 6.46% and 4.48%, respectively.

                              LA QUINTA INNS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

(2) LONG-TERM DEBT (CONTINUED)
    The Company is exposed to market risk associated with fluctuations in interest rates. By entering the interest rate swap agreements, described above, the Company reduced its exposure to rising interest rates on the aforementioned variable interest rate debt and has effectively fixed the rate on such debt at a level acceptable to the Company given the length of the Agreements and the risk of interest rate changes. The Company is exposed to credit risk to the extent that the Counterparty fails to perform under the Agreements. The Company has mitigated its credit risk by entering the Agreements with a major financial institution, which has received an "A" rating from Standard and Poor's
Corporation and an "A2" rating from Moody's Investors Service on senior unsecured debt. The Company regularly monitors the credit ratings of the Counterparty and considers the risk of default remote.

    As a result of the VRDN rate increasing from 2.55% at December 31, 1993, to 4.32% at December 31, 1994 and the increase in the prime rate during the year, the estimated fair value of the interest rate swap agreements changed from a net payable position of $2,276,000 at December 31, 1993, to a net receivable position of $494,000 at December 31, 1994 (See Note 13).

    The Secured Line of Credit, Secured Term Credit Facility and certain agreements associated with IRBs are governed by a uniform covenant agreement. The most restrictive covenants preclude the following: payment of cash dividends in excess of defined limits, limitations on the incurrence of debt, mergers, sales of substantial assets, loans and advances, certain investments or any material changes in character of business. The agreement contains provisions to limit the total dollar amounts of certain investments and capital expenditures.

    The Development Partnership's $35,000,000 Bank Unsecured Line of Credit agreement contains certain covenants including limitations on the incurrence of debt by the Development Partnership, certain investments, mergers or disposition of assets and distributions to partners in excess of certain limits. The agreement also requires maintenance of certain financial ratios.

    The Company's 9 1/4% Senior Subordinated Notes are governed by a Trust Indenture dated May 15, 1993. The Trust Indenture contains certain covenants for the benefit of holders of the notes, including, among others, covenants placing limitations on the incurrence of debt, dividend payments, certain investments, transactions with related persons, asset sales, mergers and the sale of substantially all the assets of the Company.

    At December 31, 1994, the Company was in compliance with all restrictions and covenants.

(3) UNINCORPORATED VENTURES AND PARTNERSHIPS
    At December 31, 1994, the Company had an ownership interest between 40% and 67% in nine unincorporated joint ventures and partnerships. Summary financial information with respect to unincorporated ventures and partnerships included in the combined financial statements is provided below in order to provide further understanding of the Company's structure and to present the financial position and results of operations of the partnerships and joint ventures included in the combined financial statements. Cost and equity investments are not included in other summarized data as such investments are not considered significant.

                              LA QUINTA INNS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

(3) UNINCORPORATED VENTURES AND PARTNERSHIPS (CONTINUED)
    The following financial information includes the activity of the acquired unincorporated joint ventures and partnerships through the date of acquisition (See Note 14).

                                                                                       DECEMBER 31
                                                                                  ----------------------
                                                                                     1994        1993
                                                                                  ----------  ----------
                                                                                      (IN THOUSANDS)
                                                 ASSETS

Total current assets............................................................  $    6,241  $   27,956
Notes receivable, excluding current installments of $51 and $77.................       2,542       2,668
Investments and other assets....................................................       2,483       5,883
Property and equipment, net.....................................................     175,734     250,729
                                                                                  ----------  ----------
                                                                                  $  187,000  $  287,236
                                                                                  ----------  ----------
                                                                                  ----------  ----------

                                     LIABILITIES AND OWNERS' EQUITY

Total current liabilities.......................................................  $   15,533  $   28,552
Long-term debt, excluding current installments of $2,707 and $3,625.............      28,576      97,465
Owners' equity:
  Company's.....................................................................      50,792      75,243
  Partners'.....................................................................      92,099      85,976
                                                                                  ----------  ----------
                                                                                  $  187,000  $  287,236
                                                                                  ----------  ----------
                                                                                  ----------  ----------

                                                                            YEARS ENDED DECEMBER 31
                                                                       ---------------------------------
                                                                         1994        1993        1992
                                                                       ---------  ----------  ----------
                                                                                (IN THOUSANDS)
Revenues.............................................................  $  85,600  $  104,394  $  119,040
Operating costs and expenses.........................................     62,775      75,661      85,127
                                                                       ---------  ----------  ----------
Operating income.....................................................     22,825      28,733      33,913
Other deductions, principally interest...............................     (2,065)     (5,690)     (7,794)
(Loss) gain on property transactions.................................         (1)        324          73
                                                                       ---------  ----------  ----------
Earnings before extraordinary items..................................     20,759      23,367      26,192
Extraordinary items..................................................        (75)       (133)       (280)
                                                                       ---------  ----------  ----------
  Pretax earnings....................................................  $  20,684  $   23,234  $   25,912
                                                                       ---------  ----------  ----------
                                                                       ---------  ----------  ----------
Equity in pretax earnings:
  Company's..........................................................  $   9,278  $   10,269  $   10,831
  Partners'..........................................................     11,406      12,965      15,081
                                                                       ---------  ----------  ----------
                                                                       $  20,684  $   23,234  $   25,912
                                                                       ---------  ----------  ----------
                                                                       ---------  ----------  ----------

                              LA QUINTA INNS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

(4) INCOME TAXES
    As discussed in note 1, the Company adopted SFAS 109 effective January 1, 1993. Income tax expense attributable to income from continuing operations consists of:

                                                                              YEARS ENDED DECEMBER 31
                                                                          -------------------------------
                                                                            1994       1993       1992
                                                                          ---------  ---------  ---------
                                                                                  (IN THOUSANDS)
Federal
  Current...............................................................  $  16,038  $   8,752  $   3,818
  Deferred..............................................................      4,984      1,918     (3,759)
                                                                          ---------  ---------  ---------
                                                                             21,022     10,670         59
                                                                          ---------  ---------  ---------
State
  Current...............................................................      2,871        974        937
  Deferred..............................................................        283        772       (470)
                                                                          ---------  ---------  ---------
                                                                              3,154      1,746        467
                                                                          ---------  ---------  ---------
Total...................................................................  $  24,176  $  12,416  $     526
                                                                          ---------  ---------  ---------
                                                                          ---------  ---------  ---------

    The effective tax rate varies from the statutory rate for the following reasons:

                                                                             YEARS ENDED DECEMBER 31
                                                                         -------------------------------
                                                                           1994       1993       1992
                                                                         ---------  ---------  ---------
                                                                                 (IN THOUSANDS)
Tax expense (benefit) at statutory rate................................  $  21,697  $  11,143  $  (2,472)
Unrecognized tax benefits of write-downs of partnerships, investments
 and other.............................................................     --         --          2,856
Targeted jobs tax credit...............................................        (11)       (39)      (109)
Capital gains..........................................................     --         --            (13)
State income taxes, net of Federal benefit.............................      1,948      1,157        491
Other, net.............................................................        542        155       (227)
                                                                         ---------  ---------  ---------
  Provision for income taxes...........................................  $  24,176  $  12,416  $     526
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------

    The following are cash transactions relating to the Company's income taxes:

                                                                             YEARS ENDED DECEMBER 31
                                                                         -------------------------------
                                                                           1994       1993       1992
                                                                         ---------  ---------  ---------
                                                                                 (IN THOUSANDS)
Income taxes paid......................................................  $   9,716  $   5,953  $   5,459
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------
Income tax refund......................................................  $      99  $      71  $      99
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------

                              LA QUINTA INNS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

(4) INCOME TAXES (CONTINUED)
    For the year ended December 31, 1992, deferred income tax expense resulted from timing differences in the recognition of income and expense for income tax and financial reporting purposes. The sources and tax effects of those timing differences are presented below:

                                                                                 YEAR ENDED DECEMBER 31
                                                                                 -----------------------
                                                                                          1992
                                                                                 -----------------------
                                                                                     (IN THOUSANDS)
Depreciation and asset write-downs.............................................         $   1,101
Capitalized loan interest......................................................               335
State income taxes.............................................................              (208)
Installment sales..............................................................              (124)
Deferred gain..................................................................                24
Partners' losses recognized by Company.........................................              (398)
Expense provisions, including non-recurring charges............................            (4,017)
Preopening costs...............................................................               (33)
Minimum tax....................................................................              (658)
Targeted jobs tax credit.......................................................               (26)
Special partnership allocations................................................               347
Other, net.....................................................................              (572)
                                                                                          -------
                                                                                        $  (4,229)
                                                                                          -------
                                                                                          -------

                              LA QUINTA INNS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

(4) INCOME TAXES (CONTINUED)
    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1994 and 1993 are presented below:

                                                                                        YEARS ENDED
                                                                                        DECEMBER 31
                                                                                    --------------------
                                                                                      1994        1993
                                                                                    --------    --------
                                                                                       (IN THOUSANDS)
Deferred tax assets:
  Notes receivable, principally due to allowance for financial reporting
   purposes.....................................................................    $  1,268    $  1,529
  Land, principally due to write-downs for financial reporting purposes.........       2,645       2,991
  Property and equipment, principally due to acquisitions of partnership
   interests....................................................................      13,450       8,307
  Expense provisions............................................................       9,959       8,785
  Deferred gain for financial reporting purposes................................         316          82
  Targeted jobs tax credit carryforwards........................................       --            411
  Minimum pension liability.....................................................         943         932
  Alternative minimum tax credit carryforwards..................................       --          2,781
  Other.........................................................................       --             97
                                                                                    --------    --------
    Total gross deferred tax assets.............................................      28,581      25,915
    Less valuation allowance....................................................       --           (277)
                                                                                    --------    --------
    Net deferred tax assets.....................................................      28,581      25,638
                                                                                    --------    --------
Deferred tax liabilities:
  Investments in partnerships, principally due to differences in depreciation
   and capitalized interest.....................................................      (3,356)     (3,439)
  Property and equipment, principally due to differences in depreciation and
   capitalized interest.........................................................     (30,367)    (25,899)
  Deferred gains for tax purposes...............................................      (1,270)     (1,251)
  Other.........................................................................         (70)         (5)
                                                                                    --------    --------
    Total gross deferred tax liabilities........................................     (35,063)    (30,594)
                                                                                    --------    --------
  Net deferred tax liability....................................................    $ (6,482)   $ (4,956)
                                                                                    --------    --------
                                                                                    --------    --------

    In 1994, the valuation allowance decreased $277,000 and in 1993, it decreased $6,816,000 as a result of partnership acquisitions. The Company anticipates that the reversal of existing taxable temporary differences will more likely than not provide sufficient taxable income to realize the tax benefits of the remaining deferred tax assets.

    At December 31, 1993, the Company had targeted jobs tax credit carryforwards for Federal income tax purposes of approximately $411,000 and alternative minimum tax credit carryforwards of approximately $2,781,000. These credits have been fully utilized during 1994.

(5) SHAREHOLDERS' EQUITY
    The Board of Directors authorized three-for-two stock splits effective in October 1994, March 1994 and October 1993. Earnings per share, the weighted average number of shares outstanding, shareholders' equity and the following information have been adjusted to give effect to each of these distributions. During 1994, the Company repurchased a total of 373,000 shares (post-split) of its common stock for approximately $7,115,000 under a plan approved by the Board of Directors to repurchase up to $10,000,000 of its common stock. Additional purchases will be made from time to time in the open market as deemed appropriate by the Company.

                              LA QUINTA INNS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

(5) SHAREHOLDERS' EQUITY (CONTINUED)
    The Company's stock option plans cover the granting of options to purchase an aggregate of 8,036,565 common shares. Options granted under the plans are issuable to certain officers, employees and Board Members generally at prices not less than fair market value at date of grant. Options are generally exercisable in four equal installments on successive anniversary dates of the date of grant and are exercisable thereafter in whole or in part. Outstanding options not exercised expire ten years from the date of grant.

                                                                                  NUMBER OF    OPTION PRICE RANGE    TOTAL OPTION
                                                                                    SHARES         PER SHARE             PRICE
                                                                                  ----------  --------------------  ---------------
                                                                                                                    (IN THOUSANDS)
Outstanding December 31, 1992...................................................   6,571,433       $ 3.09 - $ 7.23  $       30,547
  Granted.......................................................................     246,375         8.59 -   9.04           2,189
  Canceled or expired...........................................................    (150,168)        3.50 -   5.78            (581)
  Exercised.....................................................................    (366,407)        3.19 -   7.22          (1,556)
                                                                                  ----------                               -------
Outstanding December 31, 1993...................................................   6,301,233       $ 3.09 - $ 9.04  $       30,599
  Granted.......................................................................   1,305,377        17.42 -  24.00          23,762
  Canceled or expired...........................................................     (82,712)        3.50 -  17.94            (955)
  Exercised.....................................................................  (1,197,429)        3.19 -   9.04          (5,472)
                                                                                  ----------                               -------
Outstanding December 31, 1994...................................................   6,326,469       $ 3.35 - $24.00  $       47,934
                                                                                  ----------                               -------
                                                                                  ----------                               -------
Exercisable at:
  December 31, 1993.............................................................   3,845,618       $ 3.19 - $ 5.85  $       17,397
                                                                                  ----------                               -------
                                                                                  ----------                               -------
  December 31, 1994.............................................................   3,872,597       $ 3.35 - $ 9.04  $       18,576
                                                                                  ----------                               -------
                                                                                  ----------                               -------
Available for future grants at:
  December 31, 1993.............................................................   2,932,761
                                                                                  ----------
                                                                                  ----------
  December 31, 1994.............................................................   1,710,096
                                                                                  ----------
                                                                                  ----------

    Upon exercise, the excess of the option price received over the par value of the shares issued, net of expenses, is credited to additional paid-in capital.

    The exercise of non-qualified stock options results in state and federal income tax benefits to the Company related to the difference between market price at the date of exercise and the option price. During 1994, 1993 and 1992, $7,480,000, $679,000 and $310,000, respectively was credited to additional paid-in capital for the tax benefits of options exercised.

    In 1993, the Company recognized compensation expense of $4,407,000 related to performance stock options for the difference between the option price at the date of grant and a predetermined level of $30 per share (pre-split) when it became probable that the Company's stock would trade at that predetermined level. During 1992, the Company recognized $367,000 in compensation expense for the difference between the market price and option price on date of grant related to a portion of these options which vested in annual increments. Currently, the Company has no options outstanding that require recognition of additional compensation expense.

    Under the terms of the La Quinta Development Partners, L.P. ("LQDP" or the "Development Partnership") partnership agreement, AEW Partners, L.P. ("AEW Partners") has the ability to convert 66 2/3% of its 60% ownership in the Development Partnership currently to 5,289,801 shares of the Company's common stock after giving retroactive effect to the stock splits effected as stock dividends. Such number of shares is reduced as distributions are made out of the Development Partnership to AEW Partners. Shares of the Company's common stock issuable upon conversion of the Development Partnership Units are antidilutive

                              LA QUINTA INNS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

(5) SHAREHOLDERS' EQUITY (CONTINUED)
at December 31, 1994. AEW partner's units in LQDP may be converted over the seven year period beginning December 31, 1991. As of December 31, 1994, AEW Partners had not converted any of its ownership in the Development Partnership into the Company's common stock.

(6) PENSION PLAN AND OTHER
    The Retirement Plan and Trust of La Quinta Inns, Inc. (the "Plan") is a defined benefit pension plan covering all employees. The Plan was amended in 1993 to allow highly compensated employees to rejoin the Retirement Plan as active participants. Benefits accruing under the Plan are determined according to a career average benefit formula which is integrated with Social Security benefits. For each year of service as a participant in the Plan, an employee accrues a benefit equal to one percent of his or her annual compensation plus
 .65  percent  of  compensation  in   excess  of  the  Social  Security   covered
compensation amount. The Company's funding policy for the Retirement Plan is to annually contribute the minimum amount required by federal law.

    The Supplemental Executive Retirement Plan and Trust ("SERP") continues to cover a select group of management employees. Benefits under the SERP are determined by a formula which considers service and total compensation; the results of the formula-derived benefit are then reduced by the participant's pension entitlement from the qualified Retirement Plan.

    In accordance with the provisions of Statement of Financial Accounting Standards No. 87 -- Employer's Accounting for Pensions, the Company has recorded an additional minimum liability of $3,945,000 at December 31, 1994. This liability represents the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liability at the measurement date. An amount of $1,528,000 was recognized as an intangible asset to the extent of unrecognized prior service cost and the balance of $2,417,000 ($1,474,000 net of income tax) is recorded as a reduction of shareholders' equity.

    The following table sets forth the funded status and amounts recognized in the Company's combined financial statements for the Plan at December 31, 1994 and 1993.

                                                                                       DECEMBER 31
                                                                                  ----------------------
                                                                                     1994        1993
                                                                                  ----------  ----------
                                                                                      (IN THOUSANDS)
Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including vested benefits of $7,067 and
   $7,947.......................................................................  $  (10,936) $  (12,298)
                                                                                  ----------  ----------
                                                                                  ----------  ----------
  Projected benefit obligation for services rendered to date....................  $  (12,961) $  (15,585)
  Plan assets at fair value, primarily marketable stocks and CDs................       6,846       6,727
                                                                                  ----------  ----------
  Projected benefit obligation in excess of plan assets.........................      (6,115)     (8,858)
  Unrecognized net loss from past experiences different from that assumed.......       4,443       5,677
  Prior service costs...........................................................       1,528       1,702
  Additional minimum liability..................................................      (3,945)     (4,092)
                                                                                  ----------  ----------
    Accrued pension costs.......................................................  $   (4,089) $   (5,571)
                                                                                  ----------  ----------
                                                                                  ----------  ----------

                              LA QUINTA INNS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

(6) PENSION PLAN AND OTHER (CONTINUED)
    The following table sets forth the funded status of the SERP and amounts recognized in the Company's financial statements for the SERP:

                                                                                         DECEMBER 31
                                                                                     --------------------
                                                                                       1994       1993
                                                                                     ---------  ---------
                                                                                        (IN THOUSANDS)
Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including vested benefits of $1,188 and $1,851...  $  (1,273) $  (1,983)
                                                                                     ---------  ---------
                                                                                     ---------  ---------
  Projected benefit obligation for services rendered to date.......................  $  (3,428) $  (3,868)
  Unrecognized net gain from past experiences different from that assumed..........        (78)      (208)
  Unrecognized net loss from modifications.........................................        117        294
                                                                                     ---------  ---------
    Accrued pension costs..........................................................  $  (3,389) $  (3,782)
                                                                                     ---------  ---------
                                                                                     ---------  ---------

    The Company maintains a trust account intended for use in settling benefits due under the SERP. The SERP funds are invested primarily in equity investments. At December 31, 1994, the Company had no funds accumulated in the trust account and at December 31, 1993, the balance was $1,144,000.

    Net pension cost includes the following components:

                                                                                 YEARS ENDED DECEMBER 31
                                                                             -------------------------------
                                                                               1994       1993       1992
                                                                             ---------  ---------  ---------
                                                                                     (IN THOUSANDS)
Service cost (benefits earned during the period)...........................  $   1,604  $   1,564  $   1,769
Interest cost on projected benefit obligation..............................      1,258      1,207      1,255
Actual return on plan assets...............................................        228        (38)       (72)
Net amortization and deferral..............................................        (96)       134       (160)
                                                                             ---------  ---------  ---------
Net periodic pension cost before allocation to Managed Inns (See note
 12).......................................................................      2,994      2,867      2,792
Cost allocated to Managed Inns.............................................        (30)      (238)      (222)
                                                                             ---------  ---------  ---------
    Net periodic pension cost..............................................  $   2,964  $   2,629  $   2,570
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------

    The assumptions used in the calculations shown above were:

                                                         1994              1993              1992
                                                   ----------------  ----------------  ----------------
Discount rate (post-termination).................             8.50%             7.50%       4.00%-7.50%
Discount rate (pre-termination)..................             8.50%             7.50%             8.00%
Expected long-term rate of return on
 assets..........................................             8.00%             8.00%             9.00%
Rate of increase in compensation levels..........       5.00%-6.00%       5.00%-6.00%       5.50%-7.50%

    In addition, to providing pension benefits, the Company has established a 401(K) Savings Plan and Trust (the "Savings Plan") effective January 1, 1994. The Savings Plan is designed to be a qualified plan under sections 401 and 410 through 417 of the Internal Revenue Code. Under the Savings Plan, eligible employees are allowed to defer income on a pre-tax basis through contributions to the Savings Plan and the Company matches a portion of such contributions. The Company's matching contributions totaled $131,000 in 1994.

                              LA QUINTA INNS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

(7) OPERATING LEASES

LESSEE

    The Company leases a portion of the real estate and equipment used in operations. Certain ground lease arrangements contain contingent rental provisions based upon revenues and also contain renewal options at fair market values at the conclusion of the initial lease terms. In 1993, the Company entered into two ten year operating leases for its corporate headquarters in San Antonio and its reservation facilities.

    Future annual minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1994 follow:

                                                                            (IN
                                                                        THOUSANDS)
                                                                       -------------
1995.................................................................    $   2,439
1996.................................................................        2,263
1997.................................................................        2,033
1998.................................................................        1,781
1999.................................................................        1,873
Later years..........................................................        9,113
                                                                       -------------
Total minimum payments required......................................    $  19,502
                                                                       -------------
                                                                       -------------

    Total rental expense for operating leases was $3,196,000, $2,840,000 and $1,976,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

LESSOR

    The Company leases 114 restaurants it owns to third parties. The leases are accounted for as operating leases expiring during a period from 1995 to 2016 and provide for minimum rentals and contingent rentals based on a percentage of annual sales in excess of stipulated amounts. The following is a summary of restaurant property leased at December 31, 1994.

                                                                            (IN
                                                                        THOUSANDS)
                                                                       -------------
Buildings............................................................    $  33,008
Less: accumulated depreciation.......................................       10,189
                                                                       -------------
                                                                            22,819
Land.................................................................       18,171
                                                                       -------------
  Total leased property..............................................    $  40,990
                                                                       -------------
                                                                       -------------

    Minimum future rentals to be received under the noncancelable restaurant leases in effect at December 31, 1994 follow:

                                                                            (IN
                                                                        THOUSANDS)
                                                                       -------------
1995.................................................................    $   6,328
1996.................................................................        6,275
1997.................................................................        6,171
1998.................................................................        6,006
1999.................................................................        5,593
Later years..........................................................       25,046
                                                                       -------------
                                                                         $  55,419
                                                                       -------------
                                                                       -------------

    Contingent rental income amounted to $1,025,000, $811,000 and $854,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

                              LA QUINTA INNS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

(8) NON-RECURRING, CASH AND NON-CASH CHARGES
    During 1992, the Company recognized charges of $39,751,000 ($27,946,000 net of income taxes and partners' equity) resulting from certain changes made in the Company's operations and organization based on a review by the Company's senior management team.

    Of those charges, $28,383,000 related to the write-down of certain joint venture interests, land, computer equipment, and other assets. During the third quarter of 1992, the senior management team re-evaluated the Company's investments in joint venture arrangements and shortly thereafter completed negotiations that resulted in amendments to the agreements related to certain joint venture arrangements and the write-down of the Company's investments in those ventures. The write-down of the land, computer equipment and other assets resulted primarily from the Company's decisions to sell certain land that had previously been held for future development and to replace the Company's existing computer systems and certain other assets.

    In addition, the Company recognized $6,936,000 in the year ended December 31, 1992, in severance and other employee related charges. Those charges related to severance benefits for certain terminated employees, costs of hiring and relocating new management and other employee related costs resulting from personnel changes.

    The remaining $4,432,000 of the charges recognized in 1992 consisted of a $2,696,000 increase in the allowance for certain notes receivable related to inns sold by the Company prior to 1985, a $1,214,000 adjustment to reallocate losses of a joint venture to the Company as a result of settlement negotiations, a $312,000 write-off of equipment and $210,000 related to other corporate expense items.

(9) COMMITMENTS
    In accordance with the unincorporated partnership or joint venture agreements executed by the Company, La Quinta is committed to advance funds necessary to cover operating expenses of joint ventures. Three unincorporated partnerships and joint ventures executed promissory notes in which the Company guaranteed to fund amounts not to exceed $740,000 in aggregate.

    The estimated additional cost to complete the conversion and renovation of inns for which commitments have been made is $4,000,000 at December 31, 1994. Funds on hand, committed and anticipated from cash flow are sufficient to complete these projects.

    Under the terms of a Partnership agreement between the Company and AEW Partners, the Company maintains a reserve for renovating, remodeling and conversion of the inns in the Development Partnership based on 5% of gross room revenue of the Partnership which includes certain amounts required by loan agreements. At December 31, 1994 and 1993 the Company had $900,000 and $3,833,000, respectively, of restricted cash which is classified as investments.

    In accordance with the requirements of an escrow agreement related to a pool of mortgage notes executed by the Company and a third party lender, the Company is required to make annual deposits into an escrow account for the purpose of establishing a reserve for the replacement of furnishings, fixtures and equipment used on or incorporated into the mortgaged properties. The Company shall be relieved of its obligation to make such annual deposits for any year in which the escrow account has an aggregate balance of $2,431,000. At December 31, 1994 and 1993, the Company had reserved the full amount.

(10) CONTINGENCIES

LITIGATION

    In September 1993, a former officer of the Company filed suit against the Company and certain of its directors and their affiliate companies (the "La Quinta Defendants"). The suit alleges breach of an employment agreement, misrepresentation, wrongful termination, self-dealing, breach of fiduciary duty, usurpation of corporate opportunity and tortious interference with contractual relations. Compensatory

                              LA QUINTA INNS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

(10) CONTINGENCIES (CONTINUED)
damages of $2,500,000 and exemplary damages of $5,000,000 are sought in the action. The Court has pending before it the La Quinta Defendants' motion for summary judgment. The parties subsequently filed a required, joint Pre Trial Order, in which the plaintiff has conceded a number of his claims. Currently, no trial date has been set for this action. The Company is vigorously defending against this suit.

    The Company is also party to various lawsuits and claims generally incidental to its business. The ultimate disposition of these and the above discussed matter are not expected to have a significant adverse effect on the Company's financial position or results of operations.

SEVERANCE AND EMPLOYMENT AGREEMENTS

    The Company has entered into a five year employment agreement which includes a severance provision granting an executive the right to receive certain benefits, including among others, his annual base salary and bonus if there occurs a termination (as defined in the respective agreement) within the five year term of the agreement, or resignation (as defined in the agreement). The maximum contingent liability under the severance provision of this agreement is approximately $1,627,000.

(11) QUARTERLY FINANCIAL DATA (UNAUDITED)
    The unaudited combined results of operations by quarter are summarized below:

                                                                         FIRST     SECOND      THIRD      FOURTH
                                                                        QUARTER    QUARTER    QUARTER     QUARTER
                                                                       ---------  ---------  ----------  ---------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Year ended December 31, 1994:
  Revenues...........................................................  $  78,264  $  92,542  $  104,364  $  87,072
  Operating income...................................................     20,277     30,352      35,932     24,196
  Net earnings.......................................................      5,542     11,280      14,011      6,982
  Earning per share..................................................  $     .12  $     .23  $      .29  $     .14
Year ended December 31, 1993:
  Revenues...........................................................  $  60,607  $  70,633  $   76,923  $  63,687
  Operating income...................................................     16,491     19,446      26,887     12,543
  Net earnings before extraordinary items and cumulative effect of
   accounting change.................................................      4,144      2,692      10,012      2,573
  Net earnings.......................................................      5,644      3,634       9,711      1,312
  Earnings per share before extraordinary items and cumulative effect
   of accounting change..............................................        .09        .06         .21        .05
  Earnings per share.................................................  $     .12  $     .08  $      .20  $     .03
Year Ended December 31, 1992:
  Revenues...........................................................  $  57,815  $  66,991  $   72,286  $  57,030
  Operating income (loss)............................................     12,150     17,709      (7,596)    12,312
  Earnings (loss) before extraordinary items.........................      1,410      4,545     (16,392)     2,641
  Net earnings (loss)................................................      1,035      4,348     (16,392)     2,255
  Earnings (loss) per share before extraordinary items...............        .03        .10        (.36)       .06
  Earnings (loss) per share..........................................  $     .02  $     .10  $     (.36) $     .05

    In the fourth quarter of 1993, the Company recorded an adjustment of $1,273,000 ($777,000 net of income taxes) to decrease its expense related to the self-insurance program for major medical and hospitalization coverage due to decreases in actual claims and estimates of incurred but not reported claims.

    The decrease in net earnings in the second quarter of 1993 is primarily a result of $4,407,000 in performance stock option expense related to the vesting of certain contingent stock options, that became exercisable in May 1993. This expense was partially offset by an increase in operating income.

                              LA QUINTA INNS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

(11) QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)
    The loss in the third quarter of 1992 resulted from charges of $26,908,000, net of income taxes and partners' equity which resulted from a review of the Company's operations and organization, as described in note 8 of these Combined Financial Statements.

(12) RELATED PARTY TRANSACTIONS

MANAGEMENT SERVICES FEE

    All inns owned by LQP (through November 30, 1993) and by the two joint ventures ("CIGNA") between the Company and investment partnerships managed by CIGNA Investments, Inc. (through June 30, 1994) (collectively the "Managed Inns") operated under the La Quinta name and were managed by the Company in accordance with long-term management agreements. The Company earned management and licensing fees as well as fees for chain services such as bookkeeping, national advertising and reservations.

OTHER RECURRING TRANSACTIONS

    La Quinta pays all direct operating expenses on behalf of the partnerships and joint ventures and is reimbursed for all such payments.

EMPLOYMENT AGREEMENT

    In October 1991, the Company and its Chairman of the Board entered into an Employment Agreement (the "Employment Agreement"), providing for his employment as the Chairman of the Board of the Company for five years from the date thereof. As a result of changes in management and reorganization of duties, the remaining compensation of $1,760,000 related to this Employment Agreement was included in the 1992 non-recurring cash and non-cash charges, described in note 8 to these Combined Financial Statements. In March 1994, the Chairman retired from the Company and resigned from the Board of Directors and received certain compensation and benefits as defined in the Employment Agreement.

(13) FAIR VALUE OF FINANCIAL INSTRUMENTS
    The following methods and assumptions were used to estimate the value of each class of financial instruments for which it is practical to estimate that value:

NOTES RECEIVABLE

    The carrying value for notes receivable approximates the fair value based on the estimated underlying value of the collateral.

INVESTMENTS

    The fair value of some investments is estimated based on quoted market prices for these or similar investments. For other securities, the carrying amount is a reasonable estimate of fair value.

LONG TERM DEBT

    The fair value of the Company's long-term debt is estimated based on the current market prices for the same or similar issues or on the current rates available to the Company for debt of the same maturities.

INTEREST RATE SWAP AGREEMENTS

    The fair value of interest rate swap agreements represents the estimated amount the Company would receive (pay) to terminate the agreements, taking into consideration current interest rates and the current creditworthiness of the counterparties (See Note 2).

                              LA QUINTA INNS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

(13) FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
    The estimated fair values of the Company's financial instruments are summarized as follows:

                                                                  DECEMBER 31, 1994         DECEMBER 31, 1993
                                                               ------------------------  ------------------------
                                                                CARRYING     ESTIMATED    CARRYING     ESTIMATED
                                                                 AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                                               -----------  -----------  -----------  -----------
                                                                                 (IN THOUSANDS)
Notes receivable.............................................  $     7,320  $     7,320  $     7,683  $     7,683
Investments..................................................        2,647        2,647        6,583        6,583
Long-term debt, including current installments and related
 letters of credit...........................................     (488,234)    (480,758)    (436,495)    (447,580)
Interest rate swap agreements in a net (payable) receivable
 position....................................................          (32)         494         (114)      (2,276)

(14) ACQUISITION OF PARTNERS' INTERESTS
    On January 24, 1994, the Company concluded the acquisition of La Quinta Motor Inns Limited Partnership ("the Partnership" or "LQP") as discussed below. Additionally, in July 1994, the Company purchased nine La Quinta inns previously held by CIGNA Investments, Inc. and during the second quarter of 1994, the Company purchased the limited partners' interest in one of the Company's combined unincorporated joint ventures which owned one inn. The aggregate purchase price of these transactions was $53,255,000 of which a portion was financed through the Company's amended Secured Line of Credit and Secured Term Credit Facility.

    On October 27, 1993, the Company entered into a definitive Partnership Acquisition Agreement (the "Merger Agreement") with LQP and other parties, pursuant to which the Company, through wholly-owned subsidiaries, would acquire all units of the Partnership (the "Units") that it did not beneficially own at a price of $13.00 net per Unit in cash. The Merger Agreement provided for a tender offer (the "Offer") for all of the Partnership's outstanding Units at a price of $13.00 net per Unit in cash, which Offer commenced on November 1, 1993 and expired at midnight on November 30, 1993. The Offer resulted in the purchase of 2,805,190 Units (approximately 70.6% of the outstanding Units) by the Company through its wholly-owned subsidiary, LQI Acquisition Corporation. As a result of a contribution of additional units previously owned by the Company subsequent to the Offer, LQI Acquisition Corporation beneficially owned 3,257,890 Units (approximately 82% of the Units) at December 31, 1993. Pursuant to the Merger Agreement, a Special Meeting of Unitholders was then held on January 24, 1994 to approve the merger of a subsidiary of LQI Acquisition Corporation with and into the Partnership, with the Partnership as the surviving entity. As a result of this merger which was approved by the requisite vote of Unitholders on January 24, 1994, all of the Partnership's outstanding Units other than Units owned by the Company or any direct or indirect subsidiary of the Company were converted into the right to receive $13.00 net in cash without interest. The acquisition has been accounted for as a purchase and the results of LQP's operations have been included in the Company's combined results of operations since December 1, 1993.

    LQI Acquisition Corporation obtained funds to acquire the Units as a result of a capital contribution by La Quinta. In order to make such a capital contribution to LQI Acquisition Corporation, the Company borrowed approximately $45.9 million under its existing credit facility as more fully described in Note 2.

    During 1993, the Company purchased in separately negotiated transactions, the limited partners' interests in 14 of the Company's combined unincorporated partnerships and joint ventures, which own 44 inns, for an aggregate price of $87,897,000 which included cash at closing, the assumption of $22,824,000 of existing debt attributable to the limited partners' interest, and $29,878,000 of notes to the sellers. The Company was the general partner and owned the remainder of the ownership interests in each of these partnerships and ventures. The Company intends to continue to operate the properties as La Quinta inns.

                              LA QUINTA INNS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

(14) ACQUISITION OF PARTNERS' INTERESTS (CONTINUED)
    The following unaudited pro forma information reflects the combined results of operations of the Company as if the 1993 acquisitions of the 82% interest in LQP and the limited partners' interests in the 14 combined partnerships and joint ventures had occurred at the beginning of 1993 and 1992. The pro forma information gives effect to certain adjustments, including additional depreciation expense on property and equipment based on their fair values, increased interest expense on additional debt incurred, elimination of related party revenues and expenses, and extraordinary losses on early extinguishment of debt. The pro forma results are not necessarily indicative of operating results that would have occurred had the acquisitions been consummated as of the beginning of 1993 and 1992, nor are they necessarily indicative of future operating results.

                                                                                       DECEMBER 31
                                                                                  ----------------------
                                                                                     1993        1992
                                                                                  ----------  ----------
                                                                                  (IN THOUSANDS, EXCEPT
                                                                                     PER SHARE DATA)
                                                                                       (UNAUDITED)
Total revenues..................................................................  $  308,290  $  291,477
                                                                                  ----------  ----------
                                                                                  ----------  ----------
Earnings (loss) before extraordinary items and cumulative effect of accounting
 change.........................................................................  $   19,448  $   (8,133)
                                                                                  ----------  ----------
                                                                                  ----------  ----------
Net earnings (loss).............................................................  $   20,738  $  (10,171)
                                                                                  ----------  ----------
                                                                                  ----------  ----------
Earnings (loss) per share.......................................................  $     0.44  $    (0.22)
                                                                                  ----------  ----------
                                                                                  ----------  ----------

                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Board of Directors
La Quinta Inns, Inc.:

    We have reviewed the combined condensed balance sheet of La Quinta Inns, Inc. as of March 31, 1995, and the related combined condensed statements of operations and cash flows for the three-month periods ended March 31, 1995 and 1994. These combined condensed financial statements are the responsibility of the Company's management.

    We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical review procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

    Based on our review, we are not aware of any material modifications that should be made to the combined condensed financial statements referred to above for them to be in conformity with generally accepted accounting principles.

    We have previously audited, in accordance with generally accepted auditing standards, the combined balance sheet of La Quinta Inns, Inc. as of December 31, 1994 and the related combined statements of operations, shareholders' equity, and cash flows for the year then ended (not presented herein); and in our report dated January 23, 1995, we expressed an unqualified opinion on those combined financial statements. In our opinion, the information set forth in the accompanying combined condensed balance sheet as of December 31, 1994, is fairly stated, in all material respects, in relation to the combined balance sheet from which it has been derived.

                                          KPMG PEAT MARWICK LLP

San Antonio, Texas
April 21, 1995

                              LA QUINTA INNS, INC.

                       COMBINED CONDENSED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                                                      MARCH 31,   DECEMBER 31,
                                                                                                         1995         1994
                                                                                                      ----------  ------------
                                                                                                      (UNAUDITED)
Current assets:
  Cash and cash equivalents.........................................................................  $    3,053   $    2,589
  Receivables (net of allowance of $343 and $441):
    Trade...........................................................................................      11,519       10,185
    Other...........................................................................................       1,481        2,363
  Supplies..........................................................................................       6,872        7,474
  Prepaid expenses..................................................................................       2,646        1,202
  Deferred income taxes.............................................................................       7,223        7,223
                                                                                                      ----------  ------------
      Total current assets..........................................................................      32,794       31,036
                                                                                                      ----------  ------------
Notes receivable, excluding current installments (net of allowance of $2,593 and $3,351)............       6,629        7,320
                                                                                                      ----------  ------------
Investments.........................................................................................       3,242        2,647
                                                                                                      ----------  ------------
Properties held for sale, at estimated net realizable value.........................................       2,664        2,664
                                                                                                      ----------  ------------
Land held for future development, at cost...........................................................       1,324        1,324
                                                                                                      ----------  ------------
Property and equipment, at cost, substantially all pledged:
  Buildings.........................................................................................     774,524      767,665
  Furniture, fixtures and equipment.................................................................     126,348      124,336
  Land and leasehold improvements...................................................................     152,568      150,311
                                                                                                      ----------  ------------
      Total property and equipment..................................................................   1,053,440    1,042,312
  Less accumulated depreciation and amortization....................................................     262,016      252,372
                                                                                                      ----------  ------------
      Net property and equipment....................................................................     791,424      789,940
                                                                                                      ----------  ------------
Deferred charges and other assets, at cost less applicable amortization.............................      10,633       10,850
                                                                                                      ----------  ------------
      Total assets..................................................................................  $  848,710   $  845,781
                                                                                                      ----------  ------------
                                                                                                      ----------  ------------
                                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current installments of long term debt (note 3)...................................................  $   15,023   $   39,976
  Accounts payable:
    Trade...........................................................................................      11,318       10,292
    Other...........................................................................................       5,110        6,386
    Income taxes....................................................................................       6,685        3,641
  Accrued expenses:
    Payroll and employee benefits...................................................................      20,662       21,238
    Interest........................................................................................       5,946        3,023
    Property taxes..................................................................................       5,808        8,387
    Other...........................................................................................       1,277        1,125
                                                                                                      ----------  ------------
      Total current liabilities.....................................................................      71,829       94,068
                                                                                                      ----------  ------------
Long term debt, excluding current installments (note 3).............................................     455,503      448,258
                                                                                                      ----------  ------------
Deferred income taxes, pension and other............................................................      20,592       22,125
                                                                                                      ----------  ------------
Partners' capital...................................................................................      96,220       92,099
                                                                                                      ----------  ------------
Shareholders' equity:
  Common stock ($.10 par value; 100,000,000 shares authorized, 49,198,092 and 48,758,528 shares
   issued)..........................................................................................       4,920        4,876
  Additional paid-in capital........................................................................      74,164       68,759
  Retained earnings.................................................................................     144,309      134,409
  Minimum pension liability.........................................................................      (1,474)      (1,474)
                                                                                                      ----------  ------------
                                                                                                         221,919      206,570
  Less treasury stock, at cost (2,362,003 and 2,361,366 shares).....................................      17,353       17,339
                                                                                                      ----------  ------------
      Total shareholders' equity....................................................................     204,566      189,231
                                                                                                      ----------  ------------
      Total liabilities and shareholders' equity....................................................  $  848,710   $  845,781
                                                                                                      ----------  ------------
                                                                                                      ----------  ------------


       See accompanying notes to combined condensed financial statements.

                              LA QUINTA INNS, INC.
                  COMBINED CONDENSED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                                              THREE MONTHS ENDED
                                                                                                   MARCH 31
                                                                                             --------------------
                                                                                               1995       1994
                                                                                             ---------  ---------
Revenues:
  Inn......................................................................................  $  94,723  $  76,038
  Restaurant rental and other..............................................................      1,965      1,819
  Management services......................................................................         47        386
                                                                                             ---------  ---------
    Total revenues.........................................................................     96,735     78,243
                                                                                             ---------  ---------
Operating costs and expenses:
  Direct...................................................................................     49,352     44,665
  Corporate................................................................................      4,510      4,828
  Depreciation, amortization and fixed asset retirements...................................     10,181      8,473
                                                                                             ---------  ---------
    Total operating costs and expenses.....................................................     64,043     57,966
                                                                                             ---------  ---------
    Operating income.......................................................................     32,692     20,277
                                                                                             ---------  ---------
Other (income) expense:
  Interest income..........................................................................       (280)      (437)
  Interest on long term debt...............................................................     10,544      9,152
  Partners' equity in earnings and losses..................................................      4,428      2,471
  Loss on property transactions............................................................     --              6
                                                                                             ---------  ---------
    Earnings before income taxes...........................................................     18,000      9,085
Income taxes...............................................................................      6,930      3,543
                                                                                             ---------  ---------
    Net earnings...........................................................................  $  11,070  $   5,542
                                                                                             ---------  ---------
                                                                                             ---------  ---------
    Net earnings per common and common equivalent share....................................  $     .23  $     .11
                                                                                             ---------  ---------
                                                                                             ---------  ---------
Weighted average number of common and common equivalent shares outstanding (note 2)........     49,086     48,227
                                                                                             ---------  ---------
                                                                                             ---------  ---------


       See accompanying notes to combined condensed financial statements.

                              LA QUINTA INNS, INC.
                  COMBINED CONDENSED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                                            THREE MONTHS ENDED
                                                                                                 MARCH 31
                                                                                        --------------------------
                                                                                            1995          1994
                                                                                        ------------  ------------
Cash flows from operating activities:
  Net earnings........................................................................  $     11,070  $      5,542
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation and amortization of property and equipment and fixed asset
     retirements......................................................................        10,181         8,473
    Partners' equity in earnings and losses...........................................         4,428         2,471
    Loss on property transactions.....................................................       --                  6
    Changes in operating assets and liabilities:
      Receivables.....................................................................          (785)       (2,048)
      Income taxes....................................................................         6,192         1,474
      Supplies and prepaid expenses...................................................        (1,101)         (389)
      Accounts payable and accrued expenses...........................................           384        (2,730)
      Deferred charges and other assets...............................................            65           298
      Deferred credits and other......................................................           561        (1,760)
                                                                                        ------------  ------------
        Net cash provided by operating activities.....................................        30,995        11,337
                                                                                        ------------  ------------
Cash flows from investing activities:
      Capital expenditures other than acquisitions....................................        (4,918)      (27,359)
      Proceeds from property transactions.............................................             4           389
      Purchase and conversion of inns.................................................       (10,236)       (4,108)
      Purchase of partners' equity interests..........................................       --             (9,322)
      Decrease in notes receivable and other investments..............................           437           388
                                                                                        ------------  ------------
        Net cash used by investing activities.........................................       (14,713)      (40,012)
                                                                                        ------------  ------------
Cash flows from financing activities:
      Proceeds from secured line of credit and long term borrowings...................       122,150       212,102
      Principal payments on secured line of credit and long term borrowings...........      (138,778)     (191,079)
      Capital distributions to partners...............................................          (307)          (78)
      Dividends to shareholders.......................................................        (1,170)           (7)
      Purchases of treasury stock.....................................................          (102)      --
      Net proceeds from stock transactions............................................         2,389           253
                                                                                        ------------  ------------
        Net cash (used) provided by financing activities..............................       (15,818)       21,191
                                                                                        ------------  ------------
Increase (decrease) in cash and cash equivalents......................................           464        (7,484)
Cash and cash equivalents at beginning of period......................................         2,589        23,848
                                                                                        ------------  ------------
Cash and cash equivalents at end of period............................................  $      3,053  $     16,364
                                                                                        ------------  ------------
                                                                                        ------------  ------------
Supplemental disclosure of cash flow information:
Interest paid.........................................................................  $      7,679  $      6,851
                                                                                        ------------  ------------
                                                                                        ------------  ------------
Income tax paid.......................................................................  $        344  $         23
                                                                                        ------------  ------------
                                                                                        ------------  ------------
Income tax refunds....................................................................  $        (51) $        (12)
                                                                                        ------------  ------------
                                                                                        ------------  ------------
Supplemental Schedule of Non-Cash Investing and Financing Activities:
Tax benefit from stock options exercised..............................................  $      3,148  $        292
                                                                                        ------------  ------------
                                                                                        ------------  ------------


       See accompanying notes to combined condensed financial statements.

                              LA QUINTA INNS, INC.

                NOTES TO COMBINED CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

(1) BASIS OF PRESENTATION
    The accompanying unaudited combined condensed financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, all adjustments, consisting of normal recurring adjustments, which are necessary for a fair presentation of financial position and results of operations have been made. The combined condensed financial statements should be read in conjunction with the combined financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

(2) EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE
    The Board of Directors authorized three-for-two stock splits effective in March 1994 and October 1994. Earnings per share, the weighted average number of shares outstanding, shareholders' equity and the following information have been adjusted to give effect to each of these distributions. Fully diluted earnings per share is not materially different than primary earnings per share.

    The weighted average number of common and common equivalent shares used in the computation of earnings per share are as follows:

                                                              THREE MONTHS ENDED
                                                                   MARCH 31
                                                          --------------------------
                                                              1995          1994
                                                          ------------  ------------
Weighted average common shares issued...................    49,071,665    48,167,046
Effect of treasury stock................................    (2,362,003)   (2,546,657)
Dilutive effect of stock options........................     2,376,092     2,606,429
                                                          ------------  ------------
  Weighted average number of common and common
   equivalent shares....................................    49,085,754    48,226,818
                                                          ------------  ------------
                                                          ------------  ------------

(3) LONG TERM DEBT
    On April 21, 1995, the company completed negotiations to amend its existing credit facilities. The amended credit facilities provide the company with a $75,000,000 Secured Line of Credit and a $141,500,000 Secured Term Credit Facility. Borrowings under the Secured Line of Credit will mature May 31, 1999. Borrowings under the Secured Term Credit Facility require semi-annual principal payments commencing May 30, 1997 through May 30, 2002. Borrowings under each of these credit facilities bear interest at either LIBOR, the prime rate or certificate of deposit rate, plus an applicable margin, as defined in the related credit agreements. Currently, borrowings bear interest at either LIBOR plus 3/4%, the prime rate or the certificate of deposit rate plus 7/8%.

    The applicable margin is determined quarterly based upon predetermined levels of indebtedness to cash flows as defined in the related credit agreements. The company pays a commitment fee of 0.25% per annum on the daily average unused portion of the credit facilities.

    On April 21, 1995, the $35,000,000 Unsecured Line of Credit among La Quinta Development Partners, L.P. (the "Development Partnership") and participating banks was amended. The Development Partnership also completed negotiations for a $30,000,000, 364-day Unsecured Line of Credit with participating banks. The Unsecured Line of Credit and 364-day Unsecured Line of Credit bear interest at either LIBOR, the prime rate or certificate of deposit rate, plus the Development Partnership's applicable margin, as defined in the related credit agreements. As of April 21, 1995, borrowings under both Unsecured Lines of
Credit bear interest at either LIBOR plus 5/8%, the prime rate or the certificate of deposit rate plus 3/4%. The Development Partnership's applicable margin is determined quarterly based upon predetermined levels of the Partnerships indebtedness to cash flows, as defined in the related credit agreements. The Unsecured

                              LA QUINTA INNS, INC.

                                  (UNAUDITED)

(3) LONG TERM DEBT (CONTINUED)
Line of Credit and 364-day Unsecured Line of Credit mature May 31, 1997 and April 20, 1996, respectively. The Development Partnership pays a commitment fee of 0.20% and 0.15% per annum on the daily unused portion of the Unsecured Line of Credit and the 364-Day Unsecured Line of Credit, respectively.

    At March 31, 1995, the company had $57,650,000 available on its existing credit facilities including the Unsecured Line of Credit in the Development Partnership.

    As a result of the amendments discussed above, annual maturities for the four years subsequent to December 31, 1995 are as follows:

                                                                            (IN
                                                                        THOUSANDS)
1996.................................................................    $  15,996
1997.................................................................       55,374
1998.................................................................       42,774
1999.................................................................       87,513

(4) CONTINGENCIES
    In September 1993, a former officer of the company filed suit against the company and certain of its directors and their affiliate companies (the "La Quinta Defendants"). The suit alleges breach of an employment agreement, misrepresentation, wrongful termination, self-dealing, breach of fiduciary duty, usurpation of corporate opportunity and tortious interference with contractual relations. Compensatory damages of $2,500,000 and exemplary damages of
$5,000,000 are sought in the action. The Court has pending before it the La Quinta Defendants' motion for summary judgment. The parties subsequently filed a required, joint Pre-Trial Order, in which the plaintiff has conceded a number of his claims. Currently, no trial date has been set for this action. The company intends to vigorously defend itself against this suit.

    The company is also party to various lawsuits and claims generally incidental to its business. The ultimate disposition of these and the above discussed matter are not expected to have a material adverse effect on the company's financial position or results of operations.

- -------------------------------------------
- -------------------------------------------
- -------------------------------------------
- -------------------------------------------


    NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE U.S. UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                                 --------------

                               TABLE OF CONTENTS


                                                   PAGE
                                                 ---------
Prospectus Summary.............................          3
Risk Factors...................................         10
Use of Proceeds................................         10
Capitalization.................................         11
Price Range of Common Stock and Dividends......         12
Selected Financial Data........................         13
Pro Forma Financial Data.......................         15
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................         18
Business.......................................         28
Management.....................................         36
Principal and Selling Shareholders.............         38
Security Ownership of Management...............         41
Certain U.S. Tax Consequences to
 Non-U.S. Shareholders.........................         42
Underwriting...................................         45
Legal Matters..................................         47
Experts........................................         47
Available Information..........................         47
Incorporation of Certain Information by
 Reference.....................................         48
Index to Financial Statements..................        F-1


                                4,850,000 Shares
                              La Quinta Inns, Inc.
                                  Common Stock

                                   ---------

                                   PROSPECTUS

                                          , 1995

                                   ---------

                               Smith Barney Inc.

                               Alex. Brown & Sons
                                 Incorporated

                             Montgomery Securities

- ---------------------------------
- ---------------------------------
- ---------------------------------
- ---------------------------------

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]


                   SUBJECT TO COMPLETION, DATED JULY 7, 1995


P R O S P E C T U S

                                4,850,000 Shares

                              La Quinta Inns, Inc.

                                  Common Stock
                                   ---------

    All of the shares of Common Stock, par value $0.10 per share, of La Quinta Inns, Inc. ("La Quinta" or the "Company") offered hereby are being sold by the Selling Shareholder. Of the 4,850,000 shares of Common Stock offered hereby, 970,000 shares are being offered outside the United States and Canada by the Managers (as defined herein) and 3,880,000 shares are being offered for sale in the United States and Canada by the U.S. Underwriters (as defined herein) (collectively, the "Offering").


    The Company's Common Stock is listed on the New York Stock Exchange under the symbol "LQI." On July 6, 1995, the closing sale price of the Common Stock as reported by the New York Stock Exchange was $27.00.


    SEE "RISK FACTORS" ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                                 -------------

THESE SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES  AND
 EXCHANGE   COMMISSION  OR  ANY   STATE  SECURITIES  COMMISSION   NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION
    PASSED   UPON  THE  ACCURACY   OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION   TO   THE    CONTRARY   IS    A   CRIMINAL    OFFENSE.

THE  ATTORNEY GENERAL  OF THE STATE  OF NEW YORK  HAS NOT PASSED  ON OR ENDORSED
  THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                                                            UNDERWRITING        PROCEEDS TO
                                                          PRICE TO         DISCOUNTS AND          SELLING
                                                           PUBLIC         COMMISSIONS (1)     SHAREHOLDER (2)
Per Share..........................................          $                   $                   $
Total (3)..........................................          $                   $                   $

(1) The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting  estimated expenses of  $          payable  by the  Selling
    Shareholder.

(3) The Selling Shareholder has granted the several U.S. Underwriters a 30-day option to purchase up to 470,071 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions, and  Proceeds to  Selling Shareholder  will be  $             ,
    $        , and $        , respectively.

    The Shares of Common Stock are being offered by the several Managers named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that the certificates for the shares of
Common Stock offered hereby will be available for delivery on or about         ,
1995 at the offices of Smith Barney Inc., 388 Greenwich Street, New York, New York 10013.

                                ----------------

Smith Barney Inc.

                               Alex. Brown & Sons
                                 International

                                                           Montgomery Securities

        , 1995

             [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

- -------------------------------------------
- -------------------------------------------
- -------------------------------------------
- -------------------------------------------


    NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE MANAGERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                                 --------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................          10
Use of Proceeds................................          10
Capitalization.................................          11
Price Range of Common Stock and Dividends......          12
Selected Financial Data........................          13
Pro Forma Financial Data.......................          15
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          18
Business.......................................          28
Management.....................................          36
Principal and Selling Shareholders.............          38
Security Ownership of Management...............          41
Certain U.S. Tax Consequences to
 Non-U.S. Shareholders.........................          42
Underwriting...................................          45
Legal Matters..................................          47
Experts........................................          47
Available Information..........................          47
Incorporation of Certain Information by
 Reference.....................................          48
Index to Financial Statements..................         F-1


                                4,850,000 Shares
                              La Quinta Inns, Inc.
                                  Common Stock

                                   ---------

                                   PROSPECTUS

                                          , 1995

                                   ---------

                               Smith Barney Inc.

                               Alex. Brown & Sons
                                 International

                             Montgomery Securities

- ---------------------------------
- ---------------------------------
- ---------------------------------
- ---------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
    Set forth below is an estimate of the fees and expenses, other than underwriting discounts and commissions, payable or reimbursable by the Selling Shareholder in connection with the issuance and distribution of the Common
Stock:

SEC Registration Fee.......................................................  $  49,532
NASD Filing Fee............................................................     14,864
NYSE Listing Fee...........................................................      *
Printing and Engraving Expenses............................................      *
Blue Sky Fees and Expenses.................................................      *
Transfer Agent and Registrar Fees..........................................      *
Legal Fees and Expenses....................................................      *
Accounting Fees............................................................      *
Miscellaneous Expenses.....................................................      *
                                                                             ---------
  Total....................................................................  $   *
                                                                             ---------
                                                                             ---------

- ------------------------
* To be filed by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Article 2.02A(16) of the Texas Business Corporation Act, as amended (the "TBCA"), empowers the Company to indemnify its directors, officers, employees and agents in a variety of circumstances and to purchase and maintain liability insurance for those persons, but only to the extent permitted by Article 2.02-1 of the TBCA.

    Article 2.02-1 of the TBCA provides that a corporation may indemnify any person who was, is or is threatened to be made a party to any suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative because the person is or was a director of the Company or is or was serving at its request in the same or another capacity in another corporation or business association against judgments, penalties, fines, settlements, and reasonable expenses actually incurred if it is determined: (i) that the person conducted himself in good faith, (ii) that the person reasonably believed his conduct, with respect to his official capacity, was in the best interest of the Company, or, in all other cases, his conduct was at least not opposed to the best interests of the Company, and (iii) in the case of any criminal proceeding, that the person had no reasonable cause to believe his conduct was unlawful.

    Article Eleven of the Company's Restated Articles of Incorporation, as amended (the "Articles"), and Article V of the Company's Amended and Restated By-Laws, as amended (the "By-Laws"), provide for indemnification of directors, officers, employees and agents of the Company in a variety of circumstances.
Article V of the By-Laws provides that the Company shall indemnify any person who was, is, or is threatened to be made a named party or who is called as a witness in any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, who is or was a director or officer, to the fullest extent permitted by the TBCA, as now existing or hereafter amended, including to the extent that any such action, suit or proceeding may involve the negligence of a director or officer. In addition, the Company has purchased and maintains insurance on behalf of directors and officers of the Company against any liability asserted against such persons and incurred by them in such capacity and arising out of their status as directors or officers of the Company.

    On November 15,  1990, the Board  of Directors of  the Company approved  and adopted the terms and provisions of two separate forms of indemnification agreements (the "Agreements"), one for directors of the Company, including subsidiaries, and the other for officers or key employees of the Company, including its subsidiaries. The Agreements provide the Company's directors, officers and key employees with a contractual right to indemnification for actions taken by them in their respective roles or otherwise on behalf of the Company. This contractual right insures that directors and officers will be indemnified by the Company to the fullest extent permitted by Texas law even if subsequent events result in a change in the control of the

Company. There are two forms of the Agreement because the TBCA limits a corporation's ability to indemnify its directors under any circumstance, but allows a corporation to expand the statutory limits as to indemnification of officers and employees.

    The Agreements entered into between the Company and its directors beginning in November 1990 and thereafter obligate the Company to indemnify a director who was, is, or is threatened to be made a party or witness to any suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, because the person is or was a director of the Company against judgments, penalties, fines, settlements, and reasonable attorneys' fees and expenses actually incurred if it is determined: (i) that the director conducted himself in good faith, (ii) that the director reasonably believed (a) with respect to activities in his official capacity that his conduct was in the best interests of the Company (b) with respect with all other cases that his conduct was at least not opposed to the best interests of the Company, and (iii) in the case of any criminal proceeding, that the director had no reasonable cause to believe that his conduct was unlawful. The Agreements entered into between the Company and its officers beginning in November 1990 and thereafter do not contain the foregoing limitations.

    The Agreements also mandate the indemnification of directors or officers who serve as witnesses in any proceeding (subject to certain limitations) and who have been wholly successful as a party on the merits or otherwise in the defense of any proceeding.

    As to directors, the Agreements also limit indemnification to reasonable attorneys' fees and expenses actually incurred if a director is found in a proceeding to be liable to the Company or is found liable on the basis that he received an improper benefit, and further absolutely prohibit any indemnification of a director who has been found liable in a proceeding for willful or intentional misconduct in the performance of his duties to the Company.

    Pursuant to the terms of registration rights granted in 1990 by the Company to the Selling Shareholder, the Company has agreed to indemnify the Selling Shareholder against certain liabilities, including liabilities under the Securities Act of 1993, as amended (the "Act") and the Selling Shareholder has agreed to indemnify the Company, its directors, each of its officers who has signed the Registration Statement and each person, if any, who controls the Company, against certain liabilities, including liabilities under the Act.

    Provisions authorizing indemnification or advancement of expenses contained in the Company's Articles, By-Laws, the Agreements or the registration rights agreement are valid only to the extent that such provisions are consistent with provisions of Article 2.02-1 of the TBCA. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Act and is, therefore, unenforceable.

    The Articles also contain a provision which eliminates certain potential liability of directors of the Company for monetary damages to the full extent permitted by the laws of the State of Texas as interpreted and applied by the courts. The provision does not, however, eliminate the duty of care or the duty of loyalty owed to the Company by its directors; instead, it only eliminates monetary damage awards for actions or omissions by directors that breach the duty of care owed to the Company and its shareholders. Moreover, this provision does not in any way limit or eliminate the liability of directors of the Company for (i) breaches of their duty of loyalty to the Company and its shareholders,
(ii) failing to act in good faith, intentional misconduct or knowing violations of law, (iii) obtaining an improper personal benefit for themselves, (iv) any liability expressly imposed by statute, or (v) an unlawful stock repurchase or payment of dividends.

    Furthermore, said limitation pertains solely to claims against a director arising out of his role as a director and does not relieve a director, if he is also an officer of the Company, from any liability arising from his role as an officer. Finally, the provision does not apply to the responsibilities of directors under any other law such as federal and state securities laws or statutes expressly providing for liability of directors of corporations.

ITEM 16.  EXHIBITS.

    The following exhibits are filed as part of the Registration Statement:


 **1(a)    U.S. Underwriting Agreement.
   1(b)    International Underwriting Agreement.
 **4(a)    Restated Articles of Incorporation of La Quinta Inns, Inc.
   4(b)    Amended and Restated By-Laws of La Quinta Inns, Inc.
  *5       Opinion of John F. Schmutz, Esq. as to the legality of the securities being registered.
  *8       Opinion of Latham & Watkins as to certain tax matters.
**15       Awareness Letter of KPMG Peat Marwick LLP.
**23(a)    Consent of KPMG Peat Marwick LLP.
 *23(b)    Consent of John F. Schmutz, Esq. (included in Exhibit 5).
 *23(c)    Consent of Latham & Watkins (included in Exhibit 8).
**24       Powers of Attorney.
**99       Registration Rights Agreement between AEW and La Quinta.


- ------------------------
 * To be filed by amendment.


**_Previously filed.


ITEM 17.  UNDERTAKINGS.

    (b) La Quinta hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of La Quinta's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (h) Certain arrangements indemnifying La Quinta, the Selling Shareholder, and officers, directors and controlling persons of La Quinta and controlling persons of the Selling Shareholder are set forth in the Prospectus and in Item 15 above. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of La Quinta pursuant to the foregoing provisions, or otherwise, La Quinta has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by La Quinta of expenses incurred or paid by a director, officer or controlling person of La Quinta in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, La Quinta will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (i) La Quinta hereby undertakes that:

        (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by La Quinta pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements on Form S-3 and has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on the 7th day of July, 1995.


                                          LA QUINTA INNS, INC.

                                          By:    /s/  WILLIAM C. HAMMETT, JR.

                                             -----------------------------------
                                          Name: William C. Hammett, Jr.
                                             Title:  Senior Vice President --
                                             Accounting and Administration


    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



                      SIGNATURES                                         TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------
                                     *
     -------------------------------------------        President, Chief Executive Officer and       July 7, 1995
                    (Gary L. Mead)                       Director (Principal Executive Officer)
                                     *
     -------------------------------------------        Senior Vice President -- Finance             July 7, 1995
                 (Michael A. Depatie)                    (Principal Financial Officer)
                /s/  WILLIAM C. HAMMETT, JR.            Senior Vice President -- Accounting and
     -------------------------------------------         Administration (Principal Accounting        July 7, 1995
              (William C. Hammett, Jr.)                  Officer)
                                     *
     -------------------------------------------        Director                                     July 7, 1995
               (William H. Cunningham)
                                     *
     -------------------------------------------        Director                                     July 7, 1995
                 (Donald J. McNamara)
                                     *
     -------------------------------------------        Director                                     July 7, 1995
                   (Peter Sterling)
                                     *
     -------------------------------------------        Director                                     July 7, 1995
                  (Thomas M. Taylor)
            *By:/s/WILLIAM C. HAMMETT, JR.
     -------------------------------------------
            Name: William C. Hammett, Jr.
                   Attorney-in-Fact

In accordance with Item 232.304 of Regulation S-T, the following is a description of images appearing on the inside front cover page of the Prospectus included in this Registration Statement and which material is omitted from this "EDGAR" filing in reliance on such Item.

Three panel, full page gate-fold depicting the following: the first full page panel depicts a map of the continental United States in which certain states are shaded to indicate states where La Quinta Inns, Inc. operates (i) 1-9 inns (dark shading) and (ii) 10 or more inns (light shading). Also contains a legend explaining the shading. A photograph of a La Quinta inn sign is also included on this page. Stabilization legend included on this page.

The second and third full page panels, which are contiguous, contain 5 photographs of the following (clockwise from the top right): (i) interior of a La Quinta inn room and a guest, (ii) front exterior view of a La Quinta inn, (iii) interior of a lobby in a La Quinta inn and two guests, (iv) two front desk assistants at a La Quinta inn, and (v) interior view of the eating area of a La Quinta inn and five guests. The photographs surround the text that is included in the prospectus on page 2 above the stabilization legend in the Edgarized version.

   In accordance with Item 232.304 of Regulation S-T, the following is a description of graphics material appearing on page 31 of the Prospectus included in this Registration Statement and which material is omitted from this "EDGAR" filing in reliance on such Item. The graphics material depicts three bar charts. The first bar chart is entitled "Total U.S. Lodging Industry Demand Growth Margin (% Growth in Room Demand Less % Growth in Room Supply)" and reflects the following percentages shown on the vertical axis for the following years shown on the horizontal axis: -2.5% in 1991, 2.0% in 1992, 2.6% in 1993 and 3.3% in 1994. The second bar chart is entitled "Total U.S. Occupancy Percentage (% Increase/Decrease)" and reflects the following percentages shown on the vertical axis for the following years shown on the horizontal axis: -2.4% in 1991, 2.0% in 1992, 2.6% in 1993 and 2.4% in 1994.
The third bar chart is entitled "Total U.S. ADR (% Increase)" and reflects the following percentages shown on the vertical axis for the following years shown on the horizontal axis: 0.6% in 1991, 1.4% in 1992, 2.8% in 1993 and 3.8% in 1994. The source of the data in these three bar charts in Smith Travel Research.

In accordance with Item 232.304 of Regulation S-T, the following is a description of images appearing on the inside back cover of the Prospectus included in this Registration Statement and which material is omitted from this "EDGAR" filing in reliance on such Item.

Contains 3 photographs of the following (clockwise from the top right): (i) a fountain of a lion's head, (ii) exterior view of a swimming pool and surrounding area, and (iii) a four-story bell tower connected to a La Quinta inn displaying La Quinta signage.

                               INDEX TO EXHIBITS


  EXHIBITS                                                                                                         PAGE
- ------------                                                                                                       -----
      **1(a)  U.S. Underwriting Agreement.
        1(b)  International Underwriting Agreement.
      **4(a)  Restated Articles of Incorporation of La Quinta Inns, Inc.
        4(b)  Amended and Restated By-Laws of La Quinta Inns, Inc.
       *5     Opinion of John F. Schmutz, Esq. as to the legality of the securities being registered.
       *8     Opinion of Latham & Watkins as to certain tax matters.
     **15     Awareness Letter of KPMG Peat Marwick LLP.
     **23(a)  Consent of KPMG Peat Marwick LLP.
      *23(b)  Consent of John F. Schmutz, Esq. (included in Exhibit 5).
      *23(c)  Consent of Latham & Watkins (included in Exhibit 8).
     **24     Powers of Attorney.
     **99     Registration Rights Agreement between AEW and La Quinta.


- ------------------------
 * To be filed by amendment.


**_Previously filed.